DELIVERING YOUR WORLD

2015 Annual Report



中国南方航空
CHINA SOUTHERN AIRLINES

H Share Stock Code: 1055 • A Share Stock Code: 600029 • ADR Coder ZNH

Contents

Definitions

Unless the context otherwise requires, the following terms should have the following meanings in this report:

Company	China Southern Airlines Company Limited
Group	China Southern Airlines Company Limited and its subsidiaries
CSAHC	China Southern Air Holding Company
Xiamen Airlines	Xiamen Airlines Company Limited
Guizhou Airlines	Guizhou Airlines Company Limited
Zhuhai Airlines	Zhuhai Airlines Company Limited
Shantou Airlines	Shantou Airlines Company Limited
Chongqing Airlines	Chongqing Airlines Company Limited
Henan Airlines	China Southern Airlines Henan Airlines Company Limited
Hebei Airlines	Hebei Airlines Company Limited
Jiangxi Airlines	Jiangxi Airlines Company Limited
Finance Company	Southern Airlines Group Finance Company Limited
SAIETC	Southern Airlines Group Import and Export Trading Company
GSC	China Southern Airlines Group Ground Services Co., Ltd., formerly known as China Southern Airlines Group Passenger and Cargo Agent Company Limited ("PCACL")
SACC	Shenzhen Air Catering Co., Ltd.
SACM	Southern Airlines Culture and Media Co., Ltd.
CSAGPMC	China Southern Airlines Group Property Management Company Limited
SPV	China Southern Airlines No. 1 Lease (Tianjin) Limited
Available Seat Kilometers or "ASK"	the number of seats made available for sale multiplied by the kilometers flown
Available Tonne Kilometers or "ATK"	the tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometers flown
Revenue Passenger Kilometers or "RPK"	i.e. passengers traffic volume, the number of passengers carried multiplied by the kilometers flown
Revenue Tonne Kilometers or "RTK"	i.e. total traffic volume, the load (passengers and cargo) in tonnes multiplied by the kilometers flown
Revenue Tonne Kilometers – cargo or "RFTK"	i.e. cargo and mail traffic volume or revenue tonne kilometers for cargo, the load (cargo) in tonnes multiplied by the kilometers flown
Revenue Tonne Kilometers – passenger	the load (passenger) in tonnes multiplied by the kilometers flown
Passenger Load Factor	RPK expressed as a percentage of ASK
Overall Load Factor	RTK expressed as a percentage of ATK
Yield per RPK	revenue from passenger operations divided by RPK
Yield per RFTK	revenue from cargo operations divided by RFTK
Articles of Association	Articles of Association of China Southern Airlines Company Limited
Stock Exchange	The Stock Exchange of Hong Kong Limited
Listing Rules	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Model Code	The Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Corporate Governance Code	Corporate Governance Code as set out in Appendix 14 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
SFO	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
PRC	The People's Republic of China

Important Information

I. The board of directors (the "Board") and the supervisory committee (the "Supervisory Committee") of the Company and its directors (the "Directors"), supervisors (the "Supervisors") and senior management warrant the truthfulness, accuracy and completeness of the content contained in this annual report, and the this annual report does not contain inaccurate or misleading statements or have any material omission, and jointly and severally accept full legal responsibility.

II. This annual report was considered and approved at the 10th meeting of the 7th session of the Board on 30 March 2016. 10 Directors were required to attend the meeting and 9 of them attended in person. Director Liu Chang Le did not attend the meeting because of business reason, and authorized Director Ning Xiang Dong to attend and vote on his behalf.

III. PricewaterhouseCoopers issued the audit report with unqualified audit opinions to the Company.

IV. Mr. Tan Wan Geng (Vice Chairman and President of the Company), the responsible person of the Company and the finance work, and the responsible person of the accounting department, Mr. Xiao Li Xin (Chief Financial Officer of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this annual report.

V. The Board recommends the payment of a final dividend of RMB0.8 (inclusive of applicable tax) per 10 shares for the year ended 31 December 2015, totalling approximately RMB785 million based on the Company's 9,817,567,000 issued shares. A resolution for the dividend payment will be submitted for consideration at the 2015 annual general meeting of the Company. The dividend will be denominated and declared in RMB and payable in RMB to holders of A share, and in HKD to holders of H shares. The profit distribution proposal is subject to shareholders' approval at the general meeting, and if approved, the final dividend is expected to be paid to the shareholders on or around Friday, 8 July 2016.

VI. Forward-looking statements included in this report, including future plans and development strategies, do not constitute a guarantee of the Company to investors. Investors shall be aware of the risks of investment.

VII. During the reporting period, neither the controlling shareholder of the Company, nor any of its connected persons has utilizied the non-operating funds of the Company.

VIII. During the reporting period, the Company did not provide external guarantees in violation of any specified decision-making procedures.

IX. During the reporting period, the Company did not have any issued or outstanding preference shares and convertible bonds.

X. During the reporting period, there was no change to the registration of the Company.

Corporate Profile

The Group is one of the largest airlines in the PRC.

In 2015, the Group ranked first among all Chinese airlines in terms of its fleet, network and volume of passenger. As at 31 December 2015, the Group had a fleet of 667 passenger and cargo aircraft, including the Boeing 787,777 and 737 series, as well as the Airbus 380, 330 and 320 series, ranking first in Asia. The general strategic goal of the Group is to establish itself into an influential international airlines with an extensive network; to form a developed route network covering China, and the rest of Asia, and effectively connecting Europe, America, Australasia and Africa. As at 31 December 2015, the Group operated more than 2,500 flights daily flying to 261 destinations in 38 countries and regions around the world. Through close cooperation with members from the SKYTEAM, the Group connected 1,057 destinations in 179 countries and regions. In 2015, the Group's volume of passenger traffic amounted to nearly 110 million, which has put the Group in a leading position among Chinese airlines for 37 consecutive years, and also to secure the top position in Asia.

Based in Guangzhou, the Group has 15 branches, including Xinjiang, Beifang, Beijing, Shenzhen, Hainan, Heilongjiang, Jilin, Dalian, Hubei, Hunan, Guangxi, Xi'an, Taiwan, Zhuhai Helicopter, Shanghai and 6 major subsidiaries, including Xiamen Airlines, Shantou Airlines, Zhuhai Airlines, Guizhou Airlines, Chongqing Airlines and Henan Airlines. The Group has set up 25 domestic offices in cities including Chengdu, Hangzhou and Nanjing. It also maintains 67 overseas offices including Tokyo, Los Angeles, New York, London, Paris, Sydney, Auckland, Singapore, Moscow and Vancouver. Apart from the above, the Company has equity interests in Sichuan Airlines Co., Ltd.



Corporate Information

Chinese Name:

中国南方航空股份有限公司

Chinese Short Name:

南方航空

English Name:

China Southern Airlines Company Limited

English Short Name:

CSN

Company Secretary:

Xie Bing

Securities Affairs Representative:

Xu Yang

Shareholder Enquiry:

Company Secretary office

Telephone:

+86-20-86124462

Fax:

+86-20-86659040

E-mail:

ir@csair.com

Address:

278 Ji Chang Road, Guangzhou, Guangdong Province, PRC

Company Secretary:

Xie Bing

Registered Address:

House 203, No. 233 Kaifa Avenue, Guangzhou Economic & Technology Development Zone, Luogang District, Guangzhou, Guangdong Province, PRC

Place of Business:

278 Ji Chang Road, Guangzhou, Guangdong Province, PRC

Place of Business in Hong Kong:

Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong

Website of the Company:

www.csair.com

E-mail:

webmaster@csair.com

Authorized Representative under the Listing Rules:

Tan Wan Geng and Xie Bing

Controlling Shareholder:

China Southern Air Holding Company

Principal Bankers:

China Development Bank
Bank of China
Agricultural Bank of China
China Construction Bank
Industrial & Commercial Bank of China
The Export-Import Bank of China

Designated Newspapers for Information Disclosure (A Shares):

China Securities Journal, Shanghai Securities News, Securities Times

Designated Website for Information Disclosure (A Shares):

www.sse.com.cn

Designated Website for Information Disclosure (H Shares):

www.hkexnews.hk

Annual report Available for Inspection:

Company Secretary office

Place of Listing of A Shares:

Shanghai Stock Exchange

Short Name of A Shares:

南方航空

Stock Code of A Shares:

600029

A Share Registrar:

China Securities Depository and Clearing Corporation Limited Shanghai Branch
Floor 36, China Insurance Building, 166 Lu Jia Zui East Road, Shanghai, PRC

Place of Listing of H Shares:

The Stock Exchange of Hong Kong Limited

Short Name of H Shares:

CHINA SOUTH AIR

Stock Code of H Shares:

01055

H Share Registrar:

Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

Place of Listing of N Shares:

New York Stock Exchange

Short Name of N Shares:

China Southern Air

Stock Code of N Shares:

ZNH

N Share Registrar:

BNY Mellon Shareowner Services
P.O.Box 30170, College Station,
TX 77842-3170, U.S.A

Domestic Legal Adviser:

Z&T Law Firm

Overseas Legal Adviser:

DLA Piper Hong Kong

Domestic Auditors:

PricewaterhouseCoopers Zhong Tian LLP
11/F PricewaterhouseCoopers Center,
2 Corporate Avenue, 202 Hu Bin Road,
Huangpu District, Shanghai, PRC

Signing Acountants of Domestic Auditors:

Wang Bin and Zhan Yu Feng

Overseas Auditors:

PricewaterhouseCoopers
22/F, Prince Building Central,
10 Chater Road, Hong Kong

Company Business Summary

I. The Principle Business and Operating Mode of the Company and the Industry Summary during the Reporting Period

The Company provides services of domestic, international and regional scheduled and unscheduled air transportation of passenger, cargo, mail and baggage, general aviation, and aircraft maintenance; acts as an agency of domestic and foreign airlines, and offers airline catering services (operated by subsidiaries and branches only) and other aviation and relevant business (limited to insurance and agency business: personal accident insurance).

With Guangzhou, Beijing, Urumqi and Chongqing as the core hubs, the Company strives to be a worldwide network-based airline, forming an advanced flight network which covers China, expands across Asia and connects to Europe, America, Australia and Africa. Through the close cooperation with the Sky Team, the Company's flight network has reached 1,057 destinations all over the world, connecting 179 countries and regions. The Company is committed to building an international aviation hub with its Canton Route. Guangzhou has become the first portal of mainland China to connect Oceania and Southeast Asia.

In 2015, the aviation safety of China's civil aviation industry has witnessed steady and has maintained a relatively fast development. In the past year, the total transport have reached 85 billion tonne kilometers, with passenger capacity of 440 million, and 6.25 million tonnes for cargo and mail, representing an increase of 13.7%, 11.1% and 5.2%, respectively as compared with the same period of the previous year.

II. Material Changes to Major Assets of the Company during the Reporting Period

During the reporting period, the Group increased 58 aircraft (including 30 under operating lease, 23 under finance lease and 5 under purchase), disposed 3 aircraft (including 1 under operating lease and 2 under purchase) and transferred 11 aircraft from that under finance lease to purchase. As at the end of the reporting period, the number of aircraft of the Group has reached 667, representing an increase of 55 from the end of the previous year. During the reporting period, due to the increased numbers of aircraft under finance lease and aircraft purchased, fixed assets of the Group increased by RMB16,436 million.

III. Core Competitiveness

The Company's core competitiveness has begun to take shape, including its hub operation and management capability with Guangzhou as the core, its resources interoperability under the matrix management mode and its service brand influence.

(1) Strategic transformation continuously strengthened the hub operation and management capability with Guangzhou as the core. China Southern Airlines' strategic transformation mainly focused on developing transit and links with international long-distant flights in hubs, thereby established a new profit model and development mode, and gradually became an airline with strong international network. In 2015, the Company further improved its international layout. The Group opened new international flights from Guangzhou to San Francisco, Christchurch, Nairobi, Rome, etc, and operated more flights to North America, Australia and New Zealand. The international transit ratio reached 48% in Guangzhou hub, which showed a sound development trend. The Group launched the A380 flights between Beijing and Amsterdam in summer season and the A380 flights between Guangzhou and Sydney in winter season. The proportion of international seat kilometer continued to grow. Through years of efforts, the effect of transformation has become more and more significant, and international routes achieved a substantial profit for the first time in 2015 and made an important contribution to the Company's good performance.

(2) Resources interoperability under the matrix management mode continued to increase. With its scale of having multiple bases, hubs, models and flights, we adopted a matrix management mode based on "horizontal integration and resources sharing", which did not only unified the headquarters' control over resources, policy and operation standards but also demonstrated branches' and subsidiaries' motivated participation in security, marketing and service innovation, making good use of the Company's edge in scale and network. At present, the matrix management mode has become a normal management practice, under which core resources such as the capacity, routes and slots were methodically coordinated and the synergy among supporting resources such as marketing, flights, maintenance and service continued to rise. In the future, the Company will further strengthen innovation in systems and mechanisms to enhance efficiency of resource allocation, system coordination and add value to the advantages it currently enjoys.

(3) Brand service influence was gradually improved. Aiming to become "the best airline in China, a top-class airline in Asia and a globally renowned airline", the Company constantly improved its service quality, our brand impact is spreading both in China and overseas. In 2015, the Company established a customer care center to collectively handle major complex complaints; the Company focused on improving service shortboards, strengthened the construction of entertainment system and the promotion of international long-distance flight meals. Furthermore, the Company reinforced the consciousness of people-oriented service and perfected the standards of special tasks and special passenger services.

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Principal Accounting Information

Principal Accounting Information

Operating revenue
(RMB million)


120,000
100,000
80,000
60,000
40,000
20,000
0
90,395
99,514
98,547
108,584
111,652
2011
2012
2013
2014
2015

Profit attributable to equity shareholders of the Company
(RMB million)


6,000
5,000
4,000
3,000
2,000
1,000
0
5,110
2,619
1,986
1,777
3,736
2011
2012
2013
2014
2015

Total assets
(RMB million)


200,000
175,000
150,000
125,000
100,000
75,000
50,000
25,000
0
129,412
142,454
165,207
189,688
185,989
2011
2012
2013
2014
2015

Earnings per share attributable to equity shareholders of the Company
(RMB/share)


0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
0.52
0.27
0.20
0.18
0.38
2011
2012
2013
2014
2015

	2011	2012	2013	2014	2015
Operating revenue (RMB million)	90,395	99,514	98,547	108,584	**111,652**
Profit attributable to equity shareholders of the Company (RMB million)	5,110	2,619	1,986	1,777	**3,736**
Total assets (RMB million)	129,412	142,454	165,207	189,688	**185,989**
Earnings per share attributable to equity shareholders of the Company (RMB/share)	0.52	0.27	0.20	0.18	**0.38**

Principal Accounting Information	**2015 RMB million**	**2014 RMB million**	**Increase/ (decrease) %**
Operating revenue	**111,652**	108,584	2.83
Profit attributable to equity shareholders of the Company	**3,736**	1,777	110.24

	31 December 2015 RMB million	**31 December 2014 RMB million**	**Increase/ (decrease) %**
Net asset attributable to Equity shareholders of the Company	**39,045**	35,748	9.22
Total assets	**185,989**	189,688	(1.95)

	2015 RMB/share	**2014 RMB/share**	**Increase/ (decrease) %**
Basic earnings per share	**0.38**	0.18	111.11
Diluted earnings per share	**0.38**	0.18	111.11

Summary of Operating Data

	For the year ended 31 December 2015	2014	Increase/ (decrease) %
Traffic			
Revenue passenger kilometers (RPK) (million)			
Domestic	**138,769.05**	127,681.88	8.68
Hong Kong, Macau and Taiwan	**3,526.99**	3,214.52	9.72
International	**47,291.67**	35,732.78	32.35
Total:	**189,587.71**	166,629.18	13.78
Revenue tonne kilometers (RTK) (million)			
Domestic	**13,916.26**	12,916.60	7.74
Hong Kong, Macau and Taiwan	**331.50**	300.65	10.26
International	**8,140.24**	6,562.71	24.04
Total:	**22,388.00**	19,779.96	13.19
RTK – Passenger (million)			
Domestic	**12,253.49**	11,287.71	8.56
Hong Kong, Macau and Taiwan	**309.91**	282.65	9.64
International	**4,162.66**	3,154.04	31.98
Total:	**16,726.06**	14,724.40	13.59
RTK – Cargo and mail (million)			
Domestic	**1,662.78**	1,628.89	2.08
Hong Kong, Macau and Taiwan	**21.59**	18.00	19.94
International	**3,977.58**	3,408.66	16.69
Total:	**5,661.95**	5,055.55	11.99
Passengers carried (thousand)			
Domestic	**95,121.91**	89,363.18	6.44
Hong Kong, Macau and Taiwan	**2,571.15**	2,385.37	7.79
International	**11,728.96**	9,170.47	27.90
Total:	**109,422.02**	100,919.02	8.43

RPK (million)


200,000
150,000
100,000
50,000
0
122,344
135,535
148,417
166,629
189,588
2011
2012
2013
2014
2015

RTK (million)


25,000
20,000
15,000
10,000
5,000
0
14,461
16,160
17,469
19,780
22,388
2011
2012
2013
2014
2015

	For the year ended 31 December 2015	2014	Increase/ (decrease) %
Cargo and mail carried (thousand tonnes)			
Domestic	**1,030.10**	1,014.90	1.50
Hong Kong, Macau and Taiwan	**19.18**	16.40	16.95
International	**462.27**	401.95	15.01
Total:	**1,511.55**	1,433.25	5.46
Capacity:			
Available seat kilometres (ASK) (million)			
Domestic	**172,104.99**	160,482.40	7.24
Hong Kong, Macau and Taiwan	**4,762.25**	4,379.07	8.75
International	**58,749.02**	44,945.99	30.71
Total:	**235,616.26**	209,807.46	12.30
Available tonne kilometres (ATK) (million)			
Domestic	**20,055.09**	18,640.00	7.59
Hong Kong, Macau and Taiwan	**562.65**	497.79	13.03
International	**11,586.92**	9,315.94	24.38
Total:	**32,204.66**	28,453.73	13.18
Available tonne kilometres (ATK) – Passenger Traffic (million)			
Domestic	**15,489.45**	14,443.42	7.24
Hong Kong, Macau and Taiwan	**428.60**	394.12	8.75
International	**5,287.41**	4,045.14	30.71
Total:	**21,205.46**	18,882.68	12.30
Available tonne kilometres (ATK) – Cargo and mail (million)			
Domestic	**4,565.65**	4,196.59	8.79
Hong Kong, Macau and Taiwan	**134.05**	103.67	29.30
International	**6,299.51**	5,270.80	19.52
Total:	**10,999.21**	9,571.06	14.92

ASK (million)


250,000
200,000
150,000
100,000
50,000
0
151,064
169,569
186,800
209,807
235,616
2011
2012
2013
2014
2015

ATK (million)


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
20,795
23,065
24,952
28,454
32,205
2011
2012
2013
2014
2015

	For the year ended 31 December 2015	2014	Increase/ (decrease) %
Load factor			
Passenger load factor (RPK/ASK) (%)			
Domestic	**80.60**	79.60	1.26
Hong Kong, Macau and Taiwan	**74.10**	73.40	0.95
International	**80.50**	79.50	1.26
Overall:	**80.50**	79.40	1.39
Total load factor (RTK/ATK) (%)			
Domestic	**69.40**	69.30	0.14
Hong Kong, Macau and Taiwan	**58.90**	60.40	(2.48)
International	**70.30**	70.40	(0.14)
Overall:	**69.50**	69.50	–
Yield (including fuel surcharges)			
Yield per RPK (RMB)			
Domestic	**0.55**	0.60	(8.33)
Hong Kong, Macau and Taiwan	**0.71**	0.78	(8.97)
International	**0.45**	0.50	(10.00)
Overall:	**0.53**	0.58	(8.62)
Yield per RFTK (RMB)			
Domestic	**1.23**	1.31	(6.11)
Hong Kong, Macau and Taiwan	**4.49**	5.56	(19.24)
International	**1.19**	1.45	(17.93)
Overall:	**1.21**	1.42	(14.79)
Yield per RTK (RMB)			
Domestic	**5.65**	6.10	(7.38)
Hong Kong, Macau and Taiwan	**7.89**	8.64	(8.68)
International	**3.18**	3.50	(9.14)
Overall:	**4.78**	5.27	(9.30)
Yield (excluding fuel surcharges)			
Yield per RPK (RMB)			
Domestic	**0.55**	0.54	1.85
Hong Kong, Macau and Taiwan	**0.61**	0.63	(3.17)
International	**0.35**	0.39	(10.26)
Overall:	**0.50**	0.51	(1.96)

	For the year ended 31 December 2015	2014	Increase/ (decrease) %
Yield per RFTK (RMB)			
Domestic	**1.13**	1.21	(6.61)
Hong Kong, Macau and Taiwan	**3.89**	4.39	(11.39)
International	**1.04**	1.11	(6.31)
Overall:	**1.08**	1.16	(6.90)
Yield per RTK (RMB)			
Domestic	**5.61**	5.48	2.37
Hong Kong, Macau and Taiwan	**6.69**	7.00	(4.43)
International	**2.52**	2.69	(6.32)
Overall:	**4.50**	4.58	(1.75)
Cost			
Operating expenses per ATK (RMB)	**3.15**	3.73	(15.55)
Flight Volume			
Kilometers flown (million)	**1,408.50**	1,275.57	10.42
Hours flown (thousand)			
Domestic	**1,770.25**	1,652.46	7.13
Hong Kong, Macau and Taiwan	**44.79**	41.64	7.56
International	**422.69**	332.06	27.29
Total:	**2,237.73**	2,026.16	10.44
Number of flights (thousand)			
Domestic	**824.53**	791.45	4.18
Hong Kong, Macau and Taiwan	**20.66**	19.86	4.03
International	**91.56**	72.76	25.84
Total:	**936.75**	884.07	5.96

Summary of Fleet Data

As at 31 December 2015, the size and structure of aircraft fleets and the delivery and disposal of aircraft of the Group were as follows:

(unit: number of aircraft)

Models	Number of aircraft under operating lease	Number of aircraft under finance lease	Number of aircraft purchased	Delivery during the reporting period	Disposal during the reporting period	Total Number of aircraft
Passenger Aircraft						
Airbus						
A380	0	2	3			5
A330-300	8	10	1	4		19
A330-200	2	11	3			16
A321	22	25	32	4		79
A320	40	43	45	6		128
A319	29	1	13			43
Boeing						
B787	2	14	0	4		16
B777-300ER	0	7	0	2		7
B777-200	0	0	4			4
B757-200	0	0	17		2	17
B737-800	94	63	83	33	1	240
B737-700	9	11	30			50
B737-300	0	0	3			3
Other						
EMB190	20	4	2	1		26
Passenger Aircraft Sub-total	226	191	236	54	3	653
Freighter						
B747-400F	0	0	2			2
B777-200F	0	7	5	4		12
Freighter Sub-total	0	7	7	4	0	14
Total	**226**	**198**	**243**	**58**	**3**	**667**

As at 31 December 2015, the fleets of the airlines of our Group were as follows:

	Company	Xiamen Airlines	Shantou Airlines	Zhuhai Airlines	Guizhou Airlines	Chongqing Airlines	Henan Airlines
Total Number of aircraft	440	146	14	10	18	13	26

Note: As the end of the reporting period, the total number of aircraft of Xiamen Airlines included the number of aircraft of Hebei Airlines and Jiangxi Airlines.

Composition of Aircraft Introduced in 2015
(Number of aircraft)


243
(36.4%)
226
(33.9%)
2015
198
(29.7%)
Purchased
Under finance lease
Under operating lease

Composition of Passenger Aircraft in 2015
(Number of aircraft)


67
(10.3%)
2015
586
(89.7%)
Wide-body aircraft
Narrow-body aircraft

Distribution of Fleets of the Group in 2015
(Number of aircraft)


13
(1.9%)
26
(3.9%)
18
(2.7%)
10
(1.5%)
14
(2.1%)
146
(21.9%)
440
(66.0%)
The Company
Xiamen Airlines
Shantou Airlines
Zhuhai Airlines
Guizhou Airlines
Chongqing Airlines
Henan Airlines

Summary of Fleet Data

Structure of Introduced Fleets from 2014 to 2015

(Number of aircraft)



250
200
150
100
50
0
197
226
186
198
229
243
Under operating lease
Under finance lease
Purchased
2014
2015

Structure of Fleets from 2014 to 2015

(Number of aircraft)



700
560
420
280
140
0
10
14
602
653
Cargo aircraft
Passenger aircraft
2014
2015

Structure of Passenger Aircraft from 2014 to 2015

(Number of aircraft)



600
480
360
240
120
0
57
67
545
586
Wide-body passenger aircraft
Narrow-body passenger aircraft
2014
2015

As at 31 December 2015, average age and the layout of each model of aircraft of the Group were as follows:

Models	Average age (Year)	Layout (Seat)
Passenger aircraft		
Airbus		
A380	3.6	506
A330-300	4.1	275/284
A330-200	6.6	218/258
A321	6.3	179
A320	6.8	152
A319	9.3	122/138
Boeing		
B787	1.6	228/237
B777-300ER	1.1	309
B777-200	19.5	360
B757-200	17.8	174/180/192/196/197
B737-800	4.8	159/161/164/170
B737-700	9.4	120/128
B737-300	17.8	126
Other		
EMB190	3.5	98
Freighter		
B747-400F	13.4	/
B777-200F	3.3	/
Average	**6.3**	**/**

Summary of Fleet Data

During the period from 2016-2018, the plans for delivery and disposal of aircraft of the Group are as follows:

(unit: number of aircraft)

	2015	2016			2017			2018		
Models	As at the end of the period	Delivery	Disposal	Estimated data at the end of the period	Delivery	Disposal	Estimated data at the end of the period	Delivery	Disposal	Estimated data at the end of the period
Passenger Aircraft										
Airbus										
A380	5			5			5			5
A330-300	19	3		22	5		27	5		32
A330-200	16			16			16			16
A321	79	10		89	18		107	12		119
A320	128	12		140	5		145	3		148
A319	43		6	37			37			37
Boeing										
B787	16			16			16			16
B777-200	7	3		10			10			10
B777-300ER	4			4			4			4
B757-200	17		7	10		5	5		1	4
B737-800	240	29		269	43		312	43		355
B737-700	50		5	45			45			45
B737-300	3			3		3	0			0
Other										
EMB190	26	1		27	1		28	1		29
Passenger Aircraft Sub-total	653	58	18	693	72	8	757	64	1	820
Freighter										
B747-400F	2			2			2			2
B777-200F	12			12			12			12
Freighter Sub-total	14	0	0	14	0	0	14	0	0	14
Total	**667**	**58**	**18**	**707**	**72**	**8**	**771**	**64**	**1**	**834**

Estimated Number of Aircraft at the end of the Five-Year Period


1,000
800
600
400
200
0
612
667
707
771
834
2014
2015
2016
2017
2018

Estimated Growth of Number of Aircraft at the end of the Five-Year Period
(%)


16
14
12
10
8
6
4
2
0
9.09
8.99
6.00
9.05
8.17
2014
2015
2016
2017
2018

As at 31 December 2015, the fleets for general aviation of the Group were as follows:

(unit: number of aircraft)

Models	Number of aircraft under operating lease	Number of aircraft under finance lease	Number of aircraft purchased	Number of aircraft managed	Delivery during the reporting period	Disposal during the reporting period	Total number of aircraft
Sikorsky							
S76 Serious	0	0	11	2			13
S92A	0	0	9	1	3		10
Total	0	0	20	3	3	0	23

The delivery and disposal plan of the aircraft for general aviation during 2016 to 2018 are as follows:

(unit: number of aircraft)

	2015	2016			2017			2018		
Models	Data at the end of the period	Delivery	Disposal	Estimated data at the end of the period	Delivery	Disposal	Estimated data at the end of the period	Delivery	Disposal	Estimated data at the end of the period
Sikorsky										
S76 Serious	13			13			13			13
S92A	10		1	9			9			9
Total	23	0	1	22	0	0	22	0	0	22

Highlights of the Year

2015

Feb

On **5 February**, the 3rd airstrip of Guangzhou Baiyun International Airport was formally put into operation. Flight CZ328 operated by the Company's A380 was the first flight which landed the 3rd airstrip at 8:01 am on the same day.



Mar

On **15 March**, the 40-day Spring Festival travel of 2015 ended. During the Spring Festival travel, the Company operated over 66,000 flights accumulatively and carried about 10,000,000 passengers.



Mar

On **26 March**, in the presence of the Prime Minister of the Netherlands Mark Rutte, the Company, Xiamen Airlines and Royal Dutch Airlines jointly executed a cooperation agreement for intensified alliance, which announced that the three parties would strengthen cooperation in terms of Sino-Dutch routes.


KLM
中国南方航空&厦门航空&荷兰皇家航空

Mar

Starting from **29 March**, the Company launched the summer season flight programs. The new flight seasons of the Company fully responded to the national strategy of "One Belt One Road", and launched more than 70 flights to Southeast Asia, Africa, etc.

Apr

After the M8.1 earthquake occurred in Nepal on **25 April**, the Company initiated emergency mechanism, adjusted and restored flights and safely carried nearly 1,200 stranded passengers back home.



Jun

Starting from **20 June**, the Company upgraded the roundtrip flight between Beijing and Amsterdam to A380, which was the first time that the Company put A380 into Europe-bound routes.



Jun

On **22 June**, the Company formally opened the direct flight between Guangzhou and San Francisco. It is the third intercontinental direct flight from Guangzhou to America after Los Angeles and New York, and also the first direct flight from South China to San Francisco. During that month, 70 roundtrip flights of the Company between China and North America were recorded weekly. Guangzhou has become the first gateway for China civil aviation between South China and North America.



Jul

On **16 July**, the Company opened Lanzhou-Urumqi-St Petersburg, the 17th international flight launched by the Company in Urumqi, which would further strengthen Sino-Russia exchange and promote the economic construction of the Silk Road and the prosperity of the aviation industry of the Western Regions of China.

Aug

On **5 August**, China Southern Airlines opened Guangzhou-Nairobi flight, the first direct flight of China's civil aviation to Kenya. The Company and Kenya Airlines developed code-sharing cooperation in respect of multiple routes including Guangzhou-Nairobi, Nairobi-Lusaka, Dubai and Guangzhou-Australia, which provided transit convenience for passengers.



Aug

On **20 August**, the Company held the "Choose China Southern Airlines, Enjoy Auckland Food" press conference in Guangzhou, which displayed in-flight meals especially designed by the New Zealand famous chef El Brown for Guangzhou-Auckland flight; the passengers were provided with the indigenous food of New Zealand.



Dec

On **16 December**, the Company opened Guangzhou-Christchurch direct flight, which is the only direct flight of Chinese Mainland to New Zealand's south island so far.



Dec

On **16 December**, the Company formally launched the Guangzhou-Wuhan-Rome flight, which was the first international flight to South Europe in South China and Central China and also the first flight of China civil aviation over the maritime Silk Road from Guangzhou (departure) to Rome (destination).



Dec

At 22:58 of **31 December**, the flight CZ3582 of the Company from Shanghai Hongqiao International Airport to Guangzhou smoothly landed the Guangzhou Baiyun International Airport, marking successful safe operation in the whole year of 2015.

Management Discussion and Analysis

I. BUSINESS REVIEW

In 2015, with slowdown in world economic growth, and the ruggedness and hardship on the road of global recovery, China faced constant downward economic pressure. Meanwhile, in addition to the grim situation of global aviation safety, domestic and international civil aviation market confronted with continuous market competition with drastic fluctuations of the RMB exchange rate and continuously decreasing aviation fuel price. Facing the intricate external environment, the Group adhered to the line of steady development. On one hand, the Group withstood the pressure and made the best efforts to ensure the aviation safety. On the other hand, the Group seized the opportunity of decreasing fuel price and increasing outbound tourism, which significantly improved the profit level. In addition, the Group actively responded to the depreciation of RMB and other challenges so as to reduce exchange loss. Under the common efforts of the management and all employees, the Group's business achievement hit new high and comprehensive competitive force was constantly improved. The following achievements were made:



Safety and Efficiency

We continuously laid solid foundation for safety, strengthened safety trainings and further perfected the development of safety dynamic management and optimized information system, especially the capability to deal with special situations. During the reporting period, the Group realized 2,200,000 safe flight hours, accumulatively 15,720,000 safe flight hours and 10,166 hours of general aviation service, which maintained over 16 years of aviation safety and 21 years of aviation security. The Group continued to keep the best safety records among Chinese airlines.

We exerted ourselves to improve operating efficiency and strengthened flights, capacity and crew resources management, by which we improved our capability to respond to complex situation. Throughout the whole year, we launched extensive delay warning for 216 times and optimized over 10,000 flights in total. We focused on improving comprehensive operating efficiency of intercontinental routes, continued shortening deviation of flight plan and saved over 5,000 hours of flying time.

Taking advantage of Hub Control Center, we kept improving the transit process, by which the hub operation efficiency has been promoted effectively.

ACCUMULATED SAFE FLIGHT

15.72 million hours

OPTIMIZED OVER

10,000 flights






ROME



Fleet and Network

In order to actively respond to market demands, we further enlarged the fleet size and optimized fleet structure. During the reporting period, the Group introduced 58 aircraft including B777-300ER and B787 and retired 3 aircraft including B757. We entered into an agreement with Boeing Company, by which we proposed to purchase 110 aircraft of B737NG and B737MAX series from Boeing Company and sell 13 B757 aircraft and 3 B733 aircraft to Boeing Company. We entered into an agreement with Airbus S.A.S, by which we purchased 10 aircraft of A330-300 series from Airbus Company. By the end of the reporting period, the Group owned 667 aircraft, ranking top in Asia and fifth in the world in terms of fleet size.

SIZE OF FLEET REACHING

667

aircraft

We constantly deepen the strategic transformation by giving full play to existing advantages and continuing developing the network layout. During the reporting period, we focused on key market competitive strengths and leading position in the domestic market. At the same time, we firmly seized the strategic opportunity of "One Belt One Road" to perfect international layout. We focused on strengthening involvement in Europe and North America and appropriately opened new flights to Australia and New Zealand. During the reporting period, we launched flights to Nairobi, Christchurch and Rome besides opening more flights from Guangzhou to Sydney, Melbourne, Perth, Los Angeles, New York, etc. In addition, we strengthened the Urumqi hub and opened flights from Urumqi to Tehran, Islamabad, etc.





THE REVENUE FROM THE FIRST CLASS AND BUSINESS CLASS OF INTERNATIONAL FLIGHTS INCREASED BY NEARLY

+20%

OUR OFFICAL WEBSITE HAD

90.93

million views

Market and Service

During the reporting period, the Group closely followed the hot spots of market and adhered to precision, internationalization and E-commercialization on passenger service marketing. Based on the market characteristics and competitive environments of different times and regions, we optimized the transport capacity input and price strategy in an efficient and precision way. We leveraged the outbound tourism boom and strengthened international marketing. Throughout the year, the passenger load factor of international flights exceeded 80%, and the revenue from the first class and business class of international flights increased by nearly 20% compared with the same period of the previous year, and the intercontinental flights realized annual profit-making for the first time. We continued optimizing the official website and mobile application of the Company and attached high importance to flow acquisition, which constantly improved conversion rate of electronic marketing. In the whole year, our official website had 90,930,000 views, the total number of social media followers reached as much as 8,050,000, and the APP had 2,170,000 new downloads, which was leading among domestic airlines. During the reporting period, the sales volume of mobile application and WeChat nearly doubled, and the ability of applying "Internet +" was improved efficiently.

During the reporting period, we constantly improved the operation level of freighter, optimized the capacity input and network layout of Shanghai and Guangzhou hubs. We explored the market potential of bellyhold, and the international transit cargo volume of Guangzhou increased by 11% compared with the same period of the previous year; the transport volume of "China Southern Airlines Express" increased by 27% compared with the same period of the previous year. We seized the opportunity of cross-border online retailers which developed rapidly with a sound trend. During the reporting period, based on consolidating the marine oil business of the Company, we actively developed onshore business, and the general aviation business was diversified gradually, realizing profit-making for 11 consecutive years.



During the reporting period, the Group improved services with full series of service products and whole-process service care and tried to bring passengers a relaxed and pleasant experience. We spared no effort to push service electronization, becoming the number one Chinese airlines in the number of electronic check-ins. We launched Nan Hang Xing and Guan Ai Qing series products and provided special passengers with warm services. We launched kid's gift packs, kid's meal and in-flight kid's exclusive channel, creating surprises for child passengers. We pushed "Fast Pass" service, transit hotel booking on our official website and a through bill of international transit flight, and perfected online ordering products. We also realized quarterly Premiere mechanism of blockbuster on board to make passengers more relaxed. We specially set up the customer care center, preliminarily realized whole-process customer care and the complaint ratio of passengers was substantially lower than the industry average.



Alliance and Cooperation

During the reporting period, we continued deepening the cooperation relationship with SKYTEAM partners, which enlarged the market coverage and overseas recognition of the Company in Europe and other regions. We established interaction mechanism with alliance partners in the pilot cities in China and Europe, the sales revenue of relevant flights increased remarkably.

During the reporting period, we entered into a strategic cooperation framework agreement with Capital Airports Holding Company – an indication of the Group's status as the leading operation airline of Beijing new airport. We continued acting as the leading partner and exclusive official airline sponsor of Sydney Festival and Melbourne Festival and the major partner of Melbourne Football Club which was the most time-honored sport club in Australia, so as to deepen into the mainstream market of Australia through sports and culture. Furthermore, we closely cooperated with key international regional tourism agencies and airports to push the all-round publicity of the international image brand of the Group.




SKYTEAM

Member and Employee

During the reporting period, Sky Pearl Club had another 4,200,000 new members, breaking through 25,000,000 in total number. The customer-oriented Group continued optimizing the exclusive products for members and launched high-end member exclusive interests, especially improving the experience of high value members. We actively tried the cooperation projects in the fields of automobile and real estate, so as to create more values for members. In addition, we initiated the member's day activity on the 28th day of every month for the first time, constantly launched more exclusive preferential products and services for members and set off the member theme marketing of domestic airline companies.

During the reporting period, we focused on key issues, optimized the compensation and welfare policies and motivated the vitality of employees. We perfected post development channel and realized long-term employee incentive; we officially launched the "Young Employee Cultivation Program" which comprehensively promoted the growth of young employees. We innovated the services for employees, and enhanced employees' sense of belonging by providing value-added and creative services. During the reporting period, the Group was named "National Top 30 Employers of China" and "the Employer with the Most Woman Concerns of China" of the year.

TOTAL NUMBER OF THE MEMBERS OF THE SKY PEARL CLUB BROKE THROUGH

25

million










在这里了解南航，在南航遇见世界
——12月29日南航公众开放日



Environment and Society

As a responsible corporate citizen, we have been adhering to the ideas of "Green Flight, Green Consumption and Green Innovation", actively responding to and practising the national policies. The Company's environmental protection policies cover various areas, including energy conservation and emission reduction, improvement of energy efficiency, optimization of waste disposal, transformation of the airframe for energy conservation, optimization of flight route, and paperless office. In addition, we have been sharing the idea of environmental protection with our clients to make them enjoy our quality services, and at the same time understand our efforts in environmental protection and become a part of it.

We highly value the opinions and suggestions from all stakeholders such as investors, governments, clients, employees, industrial associations, partners, communities, experts, media and peers. We hold the firm belief that only by establishing a stable, open and transparent mechanism for communication among the stakeholders can we achieve a win-win situation by promoting sustainable development of the Company and the construction of a harmonious society. During the reporting period, we have communicated with approximately 8,000 stakeholders on matters in relation to our social responsibilities by ways of questionnaires, group discussions and interviews, the results of such communication will be used as important references to the review and promotion of our plans for sustainable development.



Profit and Distribution of Dividend

In 2015, the Group realised the operating revenue of RMB111,652 million and the profit attributable to the equity shareholders of the Company of RMB3,736 million. The Board is pleased to recommend the payment of a final dividend of RMB0.8 (inclusive of applicable tax) per 10 shares for the year ended 31 December 2015, totalling approximately RMB785 million based on the Company's 9,817,567,000 issued shares. A resolution for the dividend payment will be submitted for consideration at the 2015 annual general meeting of the Company.

PROFIT ATTRIBUTE TO EQUITY SHAREHOLDERS OF THE COMPANY

3,736

(RMB million)

PROPOSED DISTRIBUTION OF DIVIDEND

785

(RMB million)



Tan Wan Geng
President

II. FINANCIAL PERFORMANCE

Part of the financial information presented in this section is derived from the Company's audited financial statements that have been prepared in accordance with IFRSs.

The profit attributable to equity shareholders of the Company of RMB3,736 million was recorded in 2015 as compared to the profit attributable to equity shareholders of the Company of RMB1,777 million in 2014. The Group's operating revenue increased by RMB3,068 million or 2.83% from RMB108,584 million in 2014 to RMB111,652 million in 2015. Passenger load factor increased by 1.1 percentage point from 79.4% in 2014 to 80.5% in 2015. Passenger yield (in passenger revenue per RPK) decreased by 8.62% from RMB0.58 in 2014 to RMB0.53 in 2015. Average yield (in traffic revenue per RTK) decreased by 9.30% from RMB5.27 in 2014 to RMB4.78 in 2015. Operating expenses decreased by RMB4,534 million or 4.28% from RMB106,026 million in 2014 to RMB101,492 million in 2015. As a result of the increase of operating revenues and the decrease in operating expenses, operating profit of RMB13,438 million was recorded in 2015 as compared to operating profit of RMB4,748 million in 2014, increased by RMB8,690 million.

III. OPERATING REVENUE

	2015		2014		
	Operating revenue RMB Million	Percentage %	Operating revenue RMB Million	Percentage %	Changes in operating revenue %
Traffic revenues	**107,099**	**95.92**	104,328	96.08	**2.66**
Including: Passenger revenues	**100,238**		97,145		**3.18**
—Domestic	**76,570**		76,647		**(0.10)**
—Hong Kong, Macau and Taiwan	**2,517**		2,497		**0.80**
—International	**21,151**		18,001		**17.50**
Cargo and mail revenues	**6,861**		7,183		**(4.48)**
Other operating revenues	**4,553**	**4.08**	4,256	3.92	**6.98**
Mainly including:					
Commission income	**1,545**		1,335		**15.73**
Hotel and tour operation income	**621**		508		**22.24**
General aviation income	**490**		576		**(14.93)**
Expired sales in advance of carriage	**459**		459		**–**
Ground services income	**345**		293		**17.75**
Total operating revenues	**111,652**	**100.00**	108,584	100.00	**2.83**
Less: fuel surcharge income	**(6,300)**		(13,746)		**(54.17)**
Total operating revenue excluding fuel surcharge	**105,352**		94,838		**11.09**

Traffic Revenues composition
(RMB million)


6,861
(6.41%)
2015
100,238
(93.59%)
7,183
(6.89%)
2014
97,145
(93.11%)
Passenger Revenues
Cargo and Mail Revenues



Passenger revenues composition
(RMB million)
21,151
(21.10%)
2,517
(2.51%)
2015
76,570
(76.39%)
18,001
(18.53%)
2,497
(2.57%)
2014
76,647
(78.90%)
International
Hong Kong, Macau and Taiwan
Domestic

Substantially all of the Group's operating revenues is attributable to airlines transport operations. Traffic revenues accounted for 96.08% and 95.92% of total operating revenues in 2014 and 2015, respectively. Passenger revenues and cargo and mail revenues accounted for 93.59% and 6.41%, respectively of the total traffic revenues in 2015. During the reporting period, the Group's total traffic revenues was RMB107,099 million, representing an increase of RMB2,771 million or 2.66% from prior year, mainly due to the increase of transport capacity and the passenger capacity volume. The other operating revenues is mainly derived from commission income, hotel and tour operation income, general aviation income, expired sales in advance of carriage and ground services income.

The increase in operating revenue was primarily due to a 3.18% increase in passenger revenues from RMB97,145 million in 2014 to RMB100,238 million in 2015. The total number of passengers carried increased by 8.43% to 109.42 million passengers in 2015. RPKs increased by 13.78% from 166,629 million in 2014 to 189,588 million in 2015, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.58 in 2014 to RMB0.53 in 2015, which is mainly due to the decrease of average ticket price.

Domestic passenger revenue, which accounted for 76.39% of the total passenger revenues in 2015, decreased by 0.10% from RMB76,647 million in 2014 to RMB76,570 million in 2015. Domestic passenger traffic in RPKs increased by 8.68%, while passenger capacity in ASKs increased by 7.24%, resulting in an increase in passenger load factor by 1 percentage points from 79.6% in 2014 to 80.6% in 2015. Domestic passenger yield per RPK decreased from RMB0.60 in 2014 to RMB0.55 in 2015.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.51% of total passenger revenues, increased by 0.80% from RMB2,497 million in 2014 to RMB2,517 million in 2015. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 9.72%, while passenger capacity in ASKs increased by 8.75%, resulting in an increase in passenger load factor by 0.7 percentage points from 73.4% in 2014 to 74.1% in 2015. Passenger yield per RPK decreased from RMB0.78 in 2014 to RMB0.71 in 2015.

International passenger revenue, which accounted for 21.10% of total passenger revenues, increased by 17.50% from RMB18,001 million in 2014 to RMB21,151 million in 2015. For international flights, passenger traffic in RPKs increased by 32.35%, while passenger capacity in ASKs increased by 30.71%, resulting in a 1 percentage points increase in passenger load factor from 79.5% in 2014 to 80.5% in 2015. Passenger yield per RPK decreased from RMB0.50 in 2014 to RMB0.45 in 2015.

Cargo and mail revenues, which accounted for 6.41% of the Group's total traffic revenues and 6.14% of total operating revenues, decreased by 4.48% from RMB7,183 million in 2014 to RMB6,861 million in 2015. The decrease was attributable to the depression of freight market and decrease of freight rates.

Other operating revenue increased by 6.98% from RMB4,256 million in 2014 to RMB4,553 million in 2015. The increase was primarily due to the rise of commission income, hotel and tour operation income.

IV. OPERATING EXPENSES

Total operating expenses in 2015 amounted to RMB101,492 million, representing a decrease of 4.28% or RMB4,534 million over 2014, primarily due to the decrease of jet fuel cost. Total operating expenses as a percentage of total operating revenues decreased from 97.64% in 2014 to 90.90% in 2015.

Operating expenses	2015		2014	
	RMB Million	Percentage	RMB Million	Percentage
Flight operation expenses	**50,412**	**49.67**	58,901	55.55
Mainly including:				
Jet fuel costs	**26,274**		37,728	
Aircraft operating lease charges	**6,153**		5,383	
Flight personnel payroll and welfare	**8,070**		6,803	
Maintenance expenses	**10,407**	**10.25**	8,304	7.83
Aircraft and transportation service expenses	**17,908**	**17.64**	16,402	15.47
Promotion and selling expenses	**6,976**	**6.87**	7,841	7.40
General and administrative expenses	**2,464**	**2.43**	2,337	2.20
Depreciation and amortisation	**11,845**	**11.67**	10,828	10.21
Impairment on property, plant and equipment	**90**	**0.09**	215	0.20
Others	**1,390**	**1.38**	1,198	1.14
Total operating expenses	**101,492**	**100.00**	106,026	100.00

Composition of operating expenses in 2015



0.09%
1.38%
11.67%
2.43%
6.87%
17.64%
49.67%
10.25%
Flight operation expenses
Maintenance expenses
Aircraft and traffic servicing expenses
Promotion and selling expenses
General and administrative expenses
Depreciation and amortisation
Impairment on property, plant and equipment
Others

Comparison of operating expenses in 2014 and 2015


Flight operation expenses
Maintenance expenses
Aircraft and traffic servicing expenses
Promotion and selling expenses
General and administrative expenses
Depreciation and amortisation
Impairment on property, plant and equipment
Others
2015
2014
0
10000
20000
30000
40000
50000
60000
(RMB million)

Flight operation expenses, which accounted for 49.67% of total operating expenses, decreased by 14.41% from RMB58,901 million in 2014 to RMB50,412 million in 2015, primarily as a result of decrease in jet fuel costs because of decrease in international average fuel prices. Jet fuel costs, which accounted for 52.12% of flight operation expenses, decreased by 30.36% from RMB37,728 million in 2014 to RMB26,274 million in 2015.

Maintenance expenses, which accounted for 10.25% of total operating expenses, increased by 25.33% from RMB8,304 million in 2014 to RMB10,407 million in 2015. The increase was mainly due to fleet expansion.

Aircraft and transportation service expenses, which accounted for 17.64% of total operating expenses, increased by 9.18% from RMB16,402 million in 2014 to RMB17,908 million in 2015. The increase was primarily due to a 9.66% rise in landing and navigation fees from RMB10,496 million in 2014 to RMB11,510 million in 2015, resulted from the increase of transport capacity and the increase in the number of take-off and landings.

Promotional and selling expenses, which accounted for 6.87% of total operating expenses, decreased by 11.03% from RMB7,841 million in 2014 to RMB6,976 million in 2015.

General and administrative expenses, which accounted for 2.43% of the total operating expenses, increased by 5.43% from RMB2,337 million in 2014 to RMB2,464 million in 2015.

V. OPERATING PROFIT

Operating profit of RMB13,438 million was recorded in 2015 (2014: RMB4,748 million). The increase in operating profit was mainly due to the increase of operating income by the RMB3,068 million or 2.83% and the decrease of operating cost by the RMB4,534 million or the 4.28% compared with 2014.

VI. OTHER NET INCOME

Other net income increased by RMB1,088 million from RMB2,190 million in 2014 to RMB3,278 million in 2015, mainly due to the increase of government grants.

Interest expenses decreased by RMB5 million from RMB2,193 million in 2014 to RMB2,188 million in 2015 was mainly due to the increase in finance lease interests and decrease of loan interests paid.

Net exchange loss of RMB5,953 million was recorded in 2015, an increase of RMB5,661 million from RMB292 million in 2014, mainly due to the relatively large increase in the exchange rate for US dollars against RMB, which was affected by the reformation of RMB central parity and the raise of interest rates by FED RESERVE.

VII. INCOME TAX

Income tax expense of RMB1,300 million was recorded in 2015, increased by RMB632 million from RMB668 million in 2014, mainly due to the increase of profit before tax during the reporting period.

VIII. LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2015, the Group's current liabilities exceeded its current assets by RMB51,422 million. For the year ended 31 December 2015, the Group recorded a net cash inflow from operating activities of RMB23,734 million, a net cash outflow from investing activities of RMB6,931 million and a net cash outflow from financing activities of RMB27,695 million and a decrease in cash and cash equivalents of RMB10,892 million.

	2015 **RMB million**	**2014** **RMB million**
Net cash generated from operating activities	**23,734**	13,570
Net cash used in investing activities	**(6,931)**	(9,760)
Net cash used in financing activities	**(27,695)**	(131)
Net (decrease)/increase in cash and cash equivalents	**(10,892)**	3,679
Cash and cash equivalents at 1 January	**15,414**	11,748
Exchange gain/(losses) on cash and cash equivalents	**38**	(13)
Cash and cash equivalents at 31 December	**4,560**	15,414

In 2015 and thereafter, the liquidity of the Group primarily depends on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2015, the Group had banking facilities with several PRC commercial banks for providing loan facilities up to approximately RMB173,739 million (2014: RMB187,133 million), of which approximately RMB131,021 million (2014: RMB126,703 million) was unutilised. The Directors believe that sufficient financing will be available to the Group.

The Directors have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2016. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The Board is of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

The analyses of the Group's borrowings and lease obligation are as follows:

Composition of borrowings and lease obligation

	2015 RMB million	2014 RMB million	Change %
Total borrowings and lease obligation	**101,710**	112,956	**(9.96)**
Fixed rate borrowings and lease obligation	**21,810**	8,587	**153.99**
Floating rate borrowings and lease obligation	**79,900**	104,369	**(23.44)**


21,810
(21.44%)
2015
79,900
(78.56%)
8,587
(7.60%)
2014
104,369
(92.40%)
Floating rate borrowings and lease obligation (RMB million)
Fixed rate borrowings and lease obligation (RMB million)

As at 31 December 2015, the notional amount of the outstanding interest rate swap agreements was approximately USD581 million. These agreements will expire between 2016 and 2024.

Analysis of borrowings and lease obligation by currency

	2015 RMB million	2014 RMB million
USD	**62,592**	105,393
RMB	**31,742**	5,204
Others	**7,376**	2,359
Total	**101,710**	112,956

Analysis of borrowings and lease obligation by maturity

	2015 RMB million	2014 RMB million
Within 1 year	**36,418**	26,971
After 1 year but within 2 years	**14,143**	22,713
After 2 years but within 5 years	**25,199**	35,772
After 5 years	**25,950**	27,500
Total	**101,710**	112,956

The Group's capital structure at the end of the year is as follows:

	2015	2014	Change
Total liabilities (RMB million)	**136,365**	145,195	**(6.08%)**
Total assets (RMB million)	**185,989**	189,688	**(1.95%)**
Debt ratio	**73%**	77%	**Decreased by 4 percentage points**



136,365
2015
185,989
145,195
2014
189,688
Total assets (RMB million)
Total liabilities (RMB million)

The Group monitors capital on the basis of debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio of the Group at 31 December 2015 was 73%, as compared to 77% at 31 December 2014.

IX. MAJOR CHARGE ON ASSETS

As at 31 December 2015, certain aircraft of the Group with an aggregate carrying value of approximately RMB88,060 million (2014: RMB99,119 million) were mortgaged under certain borrowings and lease agreements.

X. COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2015, the Group had capital commitments (excluding investment commitment) of approximately RMB90,160 million (2014: RMB64,589 million). Of such amounts, RMB83,427 million related to the acquisition of aircraft and related flight equipment and RMB6,733 million for other projects.

As at 31 December 2015, the Group had investment commitments as follows:

	2015 RMB million	2014 RMB million
Authorised and contracted for		
Capital contributions for acquisition of interests in associates	**34**	70
Share of capital commitments of a joint venture	**56**	52
	90	122
Authorised but not contracted for		
Share of capital commitments of a joint venture	**41**	–
	131	122

Contingent Liabilities

(a) The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc. However, to the knowledge of the Group, such properties and buildings lack adequate documentation evidencing CSAHC's rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group's right to use such properties and buildings.

In addition, the Group is applying title certificates for certain of the Group's properties and land use rights certificates for certain properties and parcels of land. The Company is of the opinion that the use of and the conduct of operating activities at these properties and these parcels of land are not affected by the fact that the Group has not yet obtained the relevant certificates.

(b) The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB627 million (31 December 2014: RMB646 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2015, total personal bank loans of RMB454 million (31 December 2014: RMB486 million), under these guarantees, were drawn down from the banks. During the year, the Group paid RMB4 million (2014: RMB2 million) to the banks due to the default of payments of certain pilot trainees.

(c) The Company is engaged in International Court of Arbitration proceedings ("ICC arbitration proceedings") in London against a lessor SASOF TR-81 AVIATION IRELAND LIMITED, arising out of the redelivery of two Boeing 737 aircraft. The lessor has made various claims of approximately USD13 million in the arbitration proceedings relating to the redelivery condition of the aircraft, and the Company has counterclaimed against the lessor for the recovery of approximately USD9.8 million. The hearing in the ICC arbitration proceedings commenced in London on 7 March 2016, and will conclude on 19 April 2016, and the award of the Arbitral Tribunal is awaited. As of the date of this report, the Company cannot reasonably predict the result and potential financial impact of this pending arbitration, if any. Therefore, no additional provision has been made against this pending arbitration.

(d) With regard to the incident of the investigation on the Company's former chairman as a result of suspected sever violation of disciplines, management of the Company, including the internal audit of the Company, have carried out a robust assessment by taking into consideration the fact that the former chairman was a non-executive director and has not involved in the operation of the Company. Based on the work carried out, we have not identified any possible material misstatements of the financial statements caused by the incident.

XI. RECONCILIATION STATEMENTS OF DIFFERENCES IN FINANCIAL REPORT PREPARED UNDER DIFFERENT GAAPS

Differences in net profit and net asset attributable to equity shareholders of the Company under consolidated financial information in financial statements between IFRSs and PRC GAAP

Unit: RMB million

	Net profit attributable to Equity Shareholder of the Company		Net asset attributable to Equity shareholders of the Company	
	2015	**2014**	**31 December 2015**	**31 December 2014**
Amounts under PRC GAAP	**3,851**	1,773	**38,966**	35,554
Adjustments:				
Government grants	**1**	1	**(30)**	(31)
Capitalisation of exchange difference of specific loans	**(222)**	(28)	**101**	323
Non-controlling interests of a subsidiary	**–**	23	**–**	–
Adjustment arising from an associate's business combination under common control	**(2)**	(2)	**4**	6
Tax impact of the above adjustments	**55**	9	**(24)**	(79)
Effect of the above adjustments on non-controlling interests	**53**	1	**28**	(25)
Amounts under IFRSs	**3,736**	1,777	**39,045**	35,748

1. In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

2. In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

3. For both PRC GAAP and IFRSs, from 1 January 2010, any losses incurred by a non-wholly owned subsidiary will be allocated between the controlling and non-controlling interests in proportion to their interests in that entity, even if this results in a deficit balance within consolidated equity being attributed to the non- controlling interests. Under PRC GAAP, this new accounting policy is being applied retrospectively with previous periods figures restated. Under IFRSs, this new accounting policy is being applied prospectively and therefore previous periods have not been restated.

4. In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. Accordingly, adjustments are made to make the associate's accounting policy of business combination under common control conform to the policy of the Company when the associate's financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs.

XII. CAPITAL NEEDS FOR MAINTAINING THE EXISTING BUSINESS OPERATION AND COMPLETING THE INVESTMENT PROJECTS UNDER CONSTRUCTION

Currency: RMB

Capital commitment	Contractual arrangement	Time schedule	Financing instruments
Commitments in respect of aircraft and flight equipment of RMB83,427 million	Authorized and contracted	RMB19,074 million within 1 year (inclusive of 1 year); RMB22,359 million after 1 year but within 2 years (inclusive of 2 years); RMB18,898 million after 2 years but within 3 years (inclusive of 3 years); RMB23,096 million after 3 years	Debt financing
Investment commitments of RMB90 million	Authorized and contracted		Others
Other commitments of RMB2,550 million	Authorized and contracted		Others
Operating lease commitments of RMB36,109 million	Non-cancellable operating leases in respect of properties, aircraft and flight equipment	RMB6,560 million within 1 year (inclusive of 1 year); RMB5,654 million after 1 year but within 2 years (inclusive of 2 years); RMB4,965 million after 2 year but within 3 years (inclusive of 3 years); RMB18,930 million after 3 years	Others

The Group conducted a forecast on the cash flow for the twelve months ended 31 December 2015 and believed that adequate liquidity is available to finance the working capital and capital expenditure requirements of the Group during the period. The Group primarily depended on its net cash inflow from operations and the ability to obtain financing to meet its debt obligations as they fall due. In respect to the capital commitments and other financing requirements, as at 31 December 2015, the Group has entered into facility agreements with a number of PRC banks, with a provision of loan facilities up to approximately RMB173,739 million in 2016 and afterwards, and the unused provision of loan facilities was approximately RMB131,021 million. The Group believes that sufficient financing will be made available to the Group.

XIII. Analysis of Industrial and Operational Information

During the reporting period, the industry has witnessed relatively fast development. The total transport tonne kilometers have reached 85 billion, with 440 million for passenger capacity, and 6.25 million tonnes for cargo and mail, an increase of 13.7%, 11.1% and 5.2%, respectively as compared with the same period of the previous year.

In recent years, China's civil aviation industry has been, on one hand challenged by economic downturn, customer diversion by high-speed rail transport and other unfavorable factors, while on the one hand, opportunities for fast and effective growth in the future are available with the increase in residents' incomes and the rapid development of outbound travel market. The International Air Transport Association estimates that in 2016 the profits of global aviation industry will stand at USD 36.3 billion, representing an increase of 10% as compared with the same period of the previous year; The Civil Aviation Administration of China estimates that in 2016 air passenger of China's civil aviation will reach 485 million, representing an increase of 10.7% as compared with the same period of the previous year.

In conclusion, China's civil aviation industry is expected to maintain the trend of growth and meet the expectation of profitability in 2016.

XIV. ANALYSIS ON INVESTMENTS

1. *Important equity investment*

On 8 December 2015, the Company entered into the *Equity Transfer Agreement* with Xiamen Jianfa Group Co., Ltd., by which the Company agreed to purchase 4% of the equity of Xiamen Airlines at the price of RMB626,666,667.

On 2 February 2016, the Company entered into the *Transfer Agreement between CSAHC and the Company on Transferring 100% Equity of SAIETC* with CSAHC, our controlling shareholder, by which the Company purchased 100% equity of SAIETC from CSAHC at the price of RMB400,570,400.00

2. *Important non-equity investment*

On 17 December 2015, the Company entered into the *Purchase Contract for 80 B737NG/MAX Aircraft* with the Boeing Company, and the transaction is invalid until approvals are obtained from the relevant national departments.

On 17 December 2015, Xiamen Airlines, a subsidiary of the Company, entered into the *Purchase Contract for 30 B737MAX Aircraft* with the Boeing Company, by which Xiamen Airlines agreed to purchase 30 B737MAX aircraft from the Boeing Company. The transaction under such contract is invalid until approvals are obtained from the relevant national departments.

On 23 December 2015, the Company entered into the *Purchase Contract for 10 A330 Aircraft* with Airbus S.A.S, by which the Company agreed to purchase 10 A330-300 aircraft from Airbus S.A.S. The transaction under such contract is invalid until approvals are obtained from the relevant national departments.

3. *Financial assets in fair value*

Unit: RMB million

Stock code	Abbreviation	Initial Investment cost	Equity ownership (%)	Carrying value at the end of the period	Profit and loss for the period	Changes in owners' equity during the reporting period	Accounting item	Sources of the shares
000099	CITIC Offshore Helicopter	9	0.57	43	–	2	Available-for-sale financial assets	Purchase
601328	Bank of Communications	16	0.013	61	–	(2)	Available-for-sale financial assets	Purchase
	Total	25	/	104	–	/	/	/

4. *Shareholding in non-listed company*

Unit: RMB million

Name	Initial investment amount	Holding amount (shares)	Equity ownership (%)	Carrying value at the end of the period	Profit and loss for the period	Changes in owners' equity during the reporting period	Accounting item	Source of the shares
Finance Company	246	/	33.98	261	46	(6)	Interest in associates	Purchase
Total	246	/	/	261	46	(6)	/	/

5. *Trust management in respect of non-financial corporations and investment in derivatives*

(1) Trust management

During the reporting period, the Company did not make any trust management.

(2) Entrusted loan

During the reporting period, the Company did not have any entrusted loan.

6. *Use of proceeds from fund-raising*

During the reporting period, the Company did not have any fund-raising activity and there was no application of fund raised in previous periods that was being applied in this period.

XV. MAJOR ASSETS AND SHAREHOLDING DISPOSAL

On 17 December 2015, the Company entered into the *Sales Contract for 7 B757 Aircraft, 5 Standby Engines and Aviation Materials, Sales Contract for 6 B757 Aircraft and 4 Spare Engines and Sales Contract for 3 B733 Aircrafts, 4 Spare Engines and Aviation Materials* with the Boeing Company, by which the Company agreed to sell 13 B757 aircraft and 9 spare engines, 3 B733 aircraft and 4 standby engines and certain aviation materials to the Boeing Company.

XVI. ANALYSIS ON MAJOR SUBSIDIARIES AND OTHER COMPANIES WITH SHAREHOLDINGS

1. Main operational information of the six subsidiaries of the Group:

Name	Number of passengers carried (thousand)	Contribution to the Group's passengers carried (%)	Cargo and mail carried (tonne)	Contribution to the Group's cargo and mail carried (%)	RTK (million)	Contribution to Group's RTK (%)	RPK (million)	Contribution to Group's RPK(%)
Xiamen Airlines	24,870.0	22.7	228,383.7	15.1	346,946.6	15.5	3,521,650.9	18.6
Shantou Airlines	2,921.1	2.7	21,844.0	1.4	34,061.2	1.5	351,650.1	1.9
Zhuhai Airlines	1,675.0	1.5	12,375.7	0.8	25,512.3	1.1	266,100.0	1.4
Guizhou Airlines	2,871.8	2.6	23,993.3	1.6	41,672.5	1.8	430,080.3	2.3
Chongqing Airlines	2,644.5	2.4	17,931.7	1.2	31,340.6	1.4	328,275.1	1.7
Henan Airlines	4,620.1	4.2	44,379.5	2.9	63,971.2	2.9	654,107.5	3.5

Note: The operational information of Xiamen Airlines includes operational information of its subsidiary Hebei Airlines.

2. Information of Subsidiaries

(1) Xiamen Airlines

Xiamen Airlines was established on 25 July 1984 with registered capital of RMB5 billion. The legal representative is Che Shang Lun. The Company holds 55% of the shares in Xiamen Airlines; Xiamen Jianfa Group Co., Ltd. and Fujian Investment Group Co., Ltd. also hold 34% and 11% in Xiamen Airlines, respectively.

As at 31 December 2015, Xiamen Airlines (including Hebei Airlines and Jiangxi Airlines) had a fleet of 146 aircraft. During the reporting period, Xiamen Airlines (including Hebei Airlines, Jiangxi Airlines) completed 3,460 million revenue tonne kilometers, representing an increase of 15.1% as compared to the same period of the previous year. Xiamen Airlines carried 24,870,000 passengers and 228,000 tonnes of cargos, representing an increase of 11.7% and 1.1%, respectively as compared to the same period of the previous year. The average passenger load factor was 75.8%, representing an increase of 0.9 percentage point as compared to the same period of the previous year. The average load factor was 64.5%, representing a decrease of 1.2 percentage points as compared to the same period of the previous year.

In 2015, Xiamen Airlines earned operating revenue of RMB19,915 million, representing an increase of 11.69% as compared to the same period of the previous year. And net profit of RMB1,170 million, representing an increase of 54.97% as compared to the same period of the previous year. As at 31 December 2015, Xiamen Airlines' total assets amounted to RMB38,063 million, and net assets amounted to RMB14,579 million.

(2) Shantou Airlines

Shantou Airlines was established in July 1993 with registered capital of RMB0.28 billion. The legal representative is Dong Su Guang. The Company holds 60% of the shares in Shantou Airlines; Shantou Aviation Investment Co., Ltd. holds 40% of the shares in Shantou Airlines.

As at 31 December 2015, Shantou Airlines had a fleet of 14 aircraft. During the reporting period, Shantou Airlines completed 340 million revenue tonne kilometers, representing a decrease of 3.6% as compared to the same period of the previous year. Shantou Airlines carried 2,921,000 passengers and 22,000 tonnes of cargos, representing a decrease of 5.7% and 2.6%, respectively as compared to the same period of the previous year. The average passenger load factor was 79.2%, representing a decrease of 0.6 percentage point as compared to the same period of the previous year. The average load factor was 72.5%, representing a decrease of 0.7 percentage point as compared to the same period of the previous year.

(3) Zhuhai Airlines

Zhuhai Airlines was established in May 1995 with registered capital of RMB0.25 billion. The legal representative is Wang Zhi Xue. The Company holds 60% of the shares in Zhuhai Airlines; Zhuhai Stated-owned Asset Supervision and Administration Commission holds 40% of the shares in Zhuhai Airlines.

As at 31 December 2015, Zhuhai Airlines had a fleet of 10 aircraft. During the reporting period, Zhuhai Airlines completed 260 million revenue tonne kilometers, representing an increase of 5.9% as compared to the same period of the previous year. Zhuhai Airlines carried 1,674,000 passengers and 12,000 tonnes of cargos, representing an increase of 5.9% and 4.4%, respectively as compared to the same period of the previous year. The average passenger load factor was 80.6%, representing an increase of 4.9 percentage points as compared to the same period of the previous year. The average load factor was 72%, representing an increase of 3.4 percentage points as compared to the same period of the previous year.

(4) Guizhou Airlines

Guizhou Airlines was established in November 1991 with registered capital of RMB0.65 billion. The legal representative is Zhang Sheng. The Company holds 60% of the shares in Guizhou Airlines; Guizhou Industrial Investment (Group) Co., Ltd. holds 40% of the shares in Guizhou Airlines.

As at 31 December 2015, Guizhou Airlines had a fleet of 18 aircraft. During the reporting period, Guizhou Airlines completed 410 million revenue tonne kilometers, representing an increase of 16.8% as compared to the same period of the previous year. Guizhou Airlines carried 2,871,000 passengers and 24,000 tonnes of cargos, representing an increase of 10.4% and 11.3%, respectively as compared to the same period of the previous year. The average passenger load factor was 78.8%, representing an increase of 1.4 percentage points as compared to the same period of the previous year. The average load factor was 70.4%, representing a decrease of 0.3 percentage point as compared to the same period of the previous year.

(5) Chongqing Airlines

Chongqing Airlines was established in May 2007 with registered capital of RMB1.2 billion. The legal representative is Liu De Jun. The Company holds 60% of the shares in Chongqing Airlines; Chongqing City Transportation Development & Investment Group Company Limited holds 40% of the shares in Chongqing Airlines.

As at 31 December 2015, Chongqing Airlines had a fleet of 13 aircraft. During the reporting period, Chongqing Airlines completed 310 million revenue tonne kilometers, representing an increase of 4.3% as compared to the same period of the previous year. Chongqing Airlines carried 2,644,000 passengers, representing an increase of 4.9% as compared to the same period of the previous year. Chongqing Airlines carried 18,000 tonnes of cargos, representing a decrease of 9.9% as compared to the same period of the previous year. The average passenger load factor was 83.8%, representing an increase of 1 percentage point as compared to the same period of the previous year. The average load factor was 77.2%, representing an increase of 2.3 percentage points as compared to the same period of the previous year.

(6) Henan Airlines

Henan Airlines was established in September 2013 with registered capital of RMB6 billion. The legal representative is Pei Ai Zhou. The Company holds 60% of the shares in Henan Airlines; Henan Civil Aviation and Investment Co., Ltd. holds 40% of the shares in Henan Airlines.

As at 31 December 2015, Henan Airlines had a fleet of 26 aircraft. During the reporting period, Henan Airlines completed 640 million revenue tonne kilometers, representing an increase of 6.8% as compared to the same period of the previous year. Henan Airlines carried 4,620,000 passengers and 44,000 tonnes of cargos, representing an increase of 5.2% and 6.8%, respectively as compared to the same period of the previous year. The average passenger load factor was 80%, representing a decrease of 0.5 percentage point as compared to the same period of the previous year. The average load factor was 72.9%, representing a decrease of 0.8 percentage point as compared to the same period of the previous year.

3. Information of other major subsidiaries and joint stock companies

Name of investee companies	Nature of business	Registered capital (note)	Proportion of shares held at the investee companies (%)	
			Direct	Indirect
1. Joint ventures				
Guangzhou Aircraft Maintenance Engineering Co., Ltd	Aircraft repair and maintenance services	USD65,000,000	50	–
Zhuhai Xiang Yi Aviation Technology Company Limited	Flight simulation services	USD58,444,760	51	–
2. Associates				
Finance Company	Financial services	724,330,000	21.09	12.89
Sichuan Airlines Co., Ltd.	Airline transportation	1,000,000,000	39	–
SACM	Advertising agency services	200,000,000	40	–
Shenyang Konggang Logistic Company Limited	Ground services	153,300,000	45	–

Note: Expressed in Renminbi unless otherwise indicated.

XVII. INFORMATION OF STRUCTURED ENTITY CONTROLLED BY THE COMPANY

During the reporting period, there was no structured entity controlled by the Company.

XVIII. INDUSTRY COMPETITION PATTERN AND DEVELOPMENT TREND

During the "12th Five-year Plan" period, China' civil aviation industry has achieved rapid and sustainable development with annual increases of 9.6%, 10.4% and 2.3% in the total transport tonne kilometers, passenger volume and cargo and mail tonne kilometers, respectively. The industry has maintained continuous profitability and ranked second globally in terms of transportation scale. The competition in the civil aviation industry is fierce. The Company is in competition with 29 domestic rivals including Air China, China Eastern Airlines, Hainan Airlines, Spring Airlines, and Juneyao Airlines in respect of domestic routes, and in direct or indirect competition with airlines of United States, Europe, Australia and Southeast Asian countries etc. in respect of international routes. In the meantime, the domestic high-speed rail transport which is under rapid development has gradually turned into a new rival.

We consider that China's civil aviation industry will develop towards the following directions:

1. Popularization. By 2020, it is expected that China's aviation services will cover 93.2% of the prefecture-level cities, 89% of the county-level administrative regions, 95% of the gross national product, and 92% of the population; the number of international routes and that of the destination cities served will witness multiple increase; China's annual air passenger volume will reach 700 million passengers and the number of annual flights per capita will increase to 0.47.

2. Internationalization. With the continuous increase in residents' incomes, the outbound travel market will see accelerated development. It is expected that during the "13th Five-year Plan" period, a growth as high as over 15% will be maintained in China's international air transport market. Correspondingly, it is expected that investment in transport capacity in international market will be further strengthened, intensifying the competition in international routes.

3. Informatization. It is estimated that during the "13th Five-year Plan" period, the average annual growth of the civil aviation industry in relation to Internet will increase to 30%. Aviation services will be extended to both ends of the value chain by transforming from the simple "space selling" to "services selling" with the aid of big data. Further industrial information and resources sharing will dramatically transform the aviation operating model.

XIX. DEVELOPMENT STRATEGY

Strategic positioning: trying to create an internationalized network airline company with outstanding safety performance, strong profitability and excellent brand image.

Overall objectives: setting up market-oriented decision-making system, establishing advanced commercial model, forming a hub network which is accessible to the world, mutually complements at home and abroad and mutually supports the hubs, creating a leading aviation travel comprehensive service platform in the industry, building a product-service system with good quality and characteristics, realizing precision marketing, and effectively improving organization and management efficiencies, so as to become an internationalized network airline company with outstanding safety performance, strong profitability and excellent brand image.

Strategy of industry development: gradually spin off from the business units which are not highly related to air passenger business, applying main management, manpower and funds to air passenger business and actively developing the third party business with strong competitive strength, broad market prospects and large profit margins. Based on the principles of "beneficial to business development and costs reduction without impairing safety, operation and service guarantee", the Company will choose opportunity to industrialize with independent development and shift from cost-orientation, guarantee-orientation and service-orientation to profit-orientation.

By the end of the "13th Five-year Plan" period, the Group will develop into a large international airlines with an extensive network and a fleet of nearly 1,000 aircraft. The annual passenger volume, cargo and mail volume and operating revenue will reach 160 million, 2 million tonnes, and RMB180,000 million, respectively.

XX. 2016 OPERATION PLAN

It is expected that global economic growth will slightly speed up, but weak recovery will still be the overall trend. The economy of China will possibly become steady and slow down, even touch the bottom gradually, forming the stage bottom of middle and high growth and enter into a relatively stable growth platform. The civil aviation of the world will keep a sound growing trend, and it is expected that the passenger volume of civil aviation in China will continue to grow rapidly. However, it is difficult to forecast the pricing trend of aviation fuel in the future and there is still great risk of exchange rate fluctuations. The Group faces rapid development of low cost carriers and high-speed rail and increasingly fierce competition in markets as well. There are both opportunities and challenges. Therefore, the following works are necessary:

1. We shall give full play to safety system with foresight, strengthen data application, standardize risk management, reinforce the analysis of typical cases, adhere to closed-loop management, intensify qualification construction and promote integrated safety flight. In 2016, the Group will make ensure an aviation safety year.

2. Oriented on market demands, we will continue optimizing the fleet structure by combining macro-environment and industrial development trend. In 2016, the Group plans to introduce 58 aircraft and dispose 18 aircraft. It is expected that the available seats kilometers will increase by 10.6% as compared to the same period of the previous year, representing an increase of 5.2% and 25.0% in respect of domestic available seats kilometers and international (including region) available seats kilometers, respectively.









3. We will improve comprehensive operation efficiency, refine aviation fuel management, strengthen resources integration and control, and continue perfecting contingency plans. We will speed up the construction of transit hubs, and build high-efficiency flight delay handling system and hub operation system oriented on passenger experiences.

4. We will continue enlarging the effect of "Canton Route" and perfecting domestic and international network layouts. We will leverage key markets to optimize the structure of domestic capacity, reinforce the advantageous position of Australia and New Zealand markets and continue increasing our involvement in the North American market. We will strengthen the international flights network construction of Urumqi hub and enrich the network of Central Asia and Western Asia.

5. We will keep abreast with market and customer demands, leverage the mainstream trend of Internet, actively respond to the fierce competition of domestic market and constantly improve the management quality of international flights. We will strengthen competitive advantages of key domestic markets and improve market discourse right. We will constantly improve international marketing capability to develop and attract more high-end customers, reinforce marketing innovation and actively launch value-added products, enlarge the scope of coordination with existing domestic partners, perfect the fixed term interaction mechanism with alliance partners and constantly increase the synergy value.

6. We will strengthen the construction of Guangzhou and Shanghai cargo transportation hubs and constantly improve the management levels of freighter. We will seize the market opportunities including courier, cross-border online retailers, and strength the management of bellyhold. We will actively develop general aviation, and based on consolidating traditional markets such as offshore energy services. We



will also vigorously develop onshore business, and actively explore multiple markets, such as flight training, external maintenance, trust, etc.

7. We will focus on transit service to improve the convenience, further improve the language, meal and entertainment experiences of passengers, give play to the customer care center, and facilitate the improvement of services with complaints. Offline services will be gradually transferred online besides resolving the problems in respect of passenger experience with the thinking of "Internet +", and publicizing the electronic channel services in each link. In addition, we will launch tableware, comfort products, in-flight entertainment brand cooperation, etc, and push on food specialties, rapid rescheduling, etc.

8. We will reinforce the achievements of comprehensive budget management, optimize cost standardization management and benchmarking management, strengthen process control, improve the precision level of management and control of large projects and greatly reduce operating costs. We will innovate financing tools, broaden financing channels, reduce financing costs, optimize debt structure, control asset-liability ratio and enhance the ability to resist risks. New models of transferring overseas lease to domestic lease will be further developed to reduce leasing cost.


KOHLER

XXI. RISK FACTORS ANALYSIS

1. Macro environment risks

Risks of fluctuation in macroeconomy

The degree of prosperity of the civil aviation industry is closely linked to the status of the development of the domestic and international macroeconomy. Macroeconomy has a direct impact on the economic activities, the disposable income of the residents and the import and export trade volume, which in turn affects the demand of the air passenger and air cargo, and further affects the business and operating results of the Group.

Risks of macro policies

Macroeconomic policies made by the government, in particular the adjustment in the cyclical macro policies, including credit, interest rate, exchange rate and fiscal expenditure, have a direct or indirect impact on the air transport industry. In addition, the establishment of the new airlines, the opening of aviation rights, routes, fuel surcharges, air ticket fares and other aspects are regulated by the government, and the changes in the relevant policies will have a potential impact on the operating results and the future development of the business of the Company.

2. Industry risks

Risks of intensifying competition in the industry

With the gradual opening of the domestic civil aviation market, the competition in the scale, flights, prices, service and other aspects among three big airlines, foreign airlines and small and medium airlines has been intensifying, which poses tough challenges to our operation model and management level. As for the domestic routes, the Company faces the competition from the low-cost airlines such as Spring Airlines. As for the Hong Kong, Macau, Taiwan and international routes, the Company faces the competition from a number of powerful foreign airlines. The foreign airlines have certain advantages in the operation management and customer resources, which brings certain unfavourable effect on the market share and profitability of the Company.

Risks of competition from other modes of transportation

There are certain substitutability in short to medium range routes transportation among air transport, railway transport and road transportation. With the roll-out of CRH trains, the construction of the national high speed rails network and the improving inter-city expressways network, the competition and substitution of railway transport and road transportation with relatively inexpensive cost poses certain competitive pressure on the development of the air transport business of the Company.

Other force majeure and unforeseen risks

The aviation industry is subject to a significant impact from the external environment, and the natural disasters, including earthquake, typhoon, and tsunami, abrupt public health incidents as well as terrorist attacks, international political turmoil and other factors will affect the normal operation of the airlines, thus bringing unfavourable effect to the results and long-term development of the Company.

3. Risks of the Company management

Safety risks

Flight safety is the prerequisite and foundation for the normal operation of the airlines. Adverse weather, mechanical failure, human error, aircraft defects as well as other force majeure incidents may have effect on the flight safety. With big size of aircraft fleet and more cross-location, overnight and international operations, the Company was confronted with certain challenges in its safety operation. In case of any flight accident, it will have an adverse effect on the normal production and operation and reputation of the Company.

Risks of high capital expenditure

The major capital expenditure of the Company is to purchase aircraft. In recent years, the Company has been optimizing the fleet structure and reducing the operational cost through introducing more advanced models, dispose obsolete models and streamlining the number of models. Due to the high fixed costs for the operation of aircraft, if the operation condition of the Company suffered from a severe downturn, it may lead to the significant drop in the annual profit, financial distress and other problems.

4. Financial risks of the Company

Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People's Bank of China ("PBOC") or other institutions authorised to buy and sell foreign exchange or at a swap centre. The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance leases, bank and other loans and operating lease commitments are denominated in foreign currencies, principally US dollars, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency liabilities generally exceed its foreign currency assets.

Jet fuel price risk

The fuel cost is the most major cost and expenditure for an airline company. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the National Development and Reform Commission has big impact on the profit of the Company. Although the Company has adopted various fuel saving measures to control the unit fuel cost and decrease the fuel consumption volume, if there is significant fluctuations in the international oil prices, the operating performance of the Company may be significantly affected.

In addition, the Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure to the fluctuations of domestic jet fuel prices. However, according to a pricing mechanism that was jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, which allows certain flexible levy of fuel surcharge linked to the jet fuel price, airlines may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The pricing mechanism, to a certain extent, reduces the Group's exposure to fluctuation in jet fuel price.

XXII. ANALYSIS ON MOVEMENTS IN EXCHANGE RATE AND OIL PRICE

Trend of the Average Central Parity of USD to RMB in 2015


6.5
6.4
6.3
6.2
6.1
6.0
6.2176
6.2518
6.2386
6.2009
6.2033
6.2052
6.2083
6.3381
6.3675
6.3492
6.3706
6.4533
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Trend of Brent Crude Oil Futures Prices in 2015


70
60
50
40
30
20
10
0
49.76
58.80
56.94
61.14
65.61
63.75
56.76
48.21
48.54
49.29
45.93
38.90
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Note: The average central parity of USD to RMB publicized by the PBOC each month is selected as the exchange rate; the average price at each month is selected as Brent crude oil futures price (USD/barrel).

During the reporting period, influenced by the reform of the central parity system by the central bank of China, and the rise in interest rate by Federal Reserve, the RMB have dramatically depreciated by 6.2% in the second half of the year, falling from 6.2046 at the beginning of the year to 6.4921. The changes to the exchange rate of USD to RMB have relatively great impacts on the Company's financial expenses. Assuming that other risk variables other than the exchange rate remain unchanged, every 1% appreciation (or depreciation) of the exchange rate of RMB to USD at 31 December 2015 will lead to a decrease (or an increase) of RMB453 million in the shareholders' equity and net profit of the Group.

During the reporting period, influenced by excessive oil supply, global economic weakness and the strong USD, the international oil prices have been trending downward in the second half of the year. Assuming that the consumption of fuel remains unchanged, an increase or a decrease of every 10% in fuel price will result in the Group's annual operating costs increasing or decreasing by approximately RMB2,627 million.



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Significant Events

I. Implementation of Profit Distribution Plan during the Reporting Period

(I) Formulation, implementation and amendment of the cash dividend policy

At the first extraordinary general meeting of 2013 held on 24 January 2013, the Company considered and approved the amendments to the Articles of Association, stipulating that "The Company adopts the following profit distribution policy:

Principles of profit distribution by the Company: Provided that the long-term and sustainable development of the Company are ensured, the profit distribution policy of the Company should pay close attention to ensuring a reasonable return of investment to investors and establishing a firm intention of rewarding the shareholders, and such profit distribution policy should maintain its continuity and stability.

Ways of profit distribution by the Company: The Company may distribute dividends by way of cash, a combination of cash and shares or in other reasonable manners in compliance with laws and regulations.

Conditions and proportion of distribution of cash dividends by the Company: Conditional upon the Company being profitable for the year and after allocation to the statutory common reserve fund and discretionary common reserve fund as required, and there are no exceptional matters including material investment plans or material cash outflows (material investment plans or material cash outflows refer to proposed external investments, acquisition of assets or purchase of equipment in the coming 12 months that in aggregate constitute expenditure exceeding 30% of the net assets of the Company as shown in the latest audited consolidated statements) and there has not incurred any material losses (losses in the amount exceeding 10% of the net assets of the Company as shown in the latest audited consolidated statements), the Company shall distribute cash dividends out of profit in an amount not less than 10% of the distributable profit for the year (i.e. profit realized for the year after making up for losses and allocation to reserve fund). The accumulated payment of dividend by way of cash for the last three years may not be less than 30% of the Company's average distributable profit for the last three years. The accumulated payment of dividend by way of cash for the coming three years may not be less than 30% of the Company's average distributable profit for such three years.

Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company's normal operation and sustainable development are ensured, the Company shall in principle distribute profit on an annual basis, and interim profit may also be distributed based on the profitability and capital requirement conditions of the Company.

Conditions of profit distribution by way of share dividends: Provided that the minimum proportion of distribution of cash dividends is met and reasonable scale of share capital and shareholding structure of the Company are ensured, and with particular attention paid on keeping the steps of capital expansion in pace with the growth in operation results, if there are special circumstances which prevent distribution by way of cash, the Company may consider distributing profit by way of share dividends as a return to investors after consideration of its profitability and cash flow position and performance of the procedures required by the Articles of Association. Where the Company made a payment of dividend satisfied by an allotment of new shares or completed conversion of capital common reserve fund into capital, the Company may elect not to distribute dividend by way of cash in the same year, and that year is not counted in the three years as stated above in this Articles of Association."

The profit distribution policy shall comply with the Articles of Association and the requirements of approval procedures with clear criteria and ratios of dividend distribution to fully protect the legitimate interests of minority investors and the opinion shall be given by the independent directors. Any adjustment of the policy or any change of the terms and procedures shall comply with the applicable regulations and be undertaken with transparency.

(II) Plans and proposals for profit distribution and the conversion of capital reserve to share capital of the Company in the recent three years (including the reporting period).

Unit: RMB million

Year	Bonus shares distributed per 10 shares (shares)	Dividends distributed per 10 shares (RMB) (inclusive of applicable tax)	Transfers per 10 shares (shares)	Amount of cash dividends (inclusive of applicable tax)	Net profit attributable to the shareholders of the listed company in the consolidated financial statements during the dividend year	Percentage of net profit attributable to the shareholders of the listed company in the consolidated financial statements (%)
2015	0	0.8	0	785	3,736	21.01
2014	0	0.4	0	393	1,777	22.12
2013	0	0.4	0	393	1,986	19.79

Note: In 2015, the amount of cash dividends in the financial report (non-consolidated statements) of the Company is 32% of the net profit.

II. Proposals for Profit Distribution and the Transfer of Capital Reserve to Share Capital for the Year of 2015

No interim dividend for the year of 2015 was distributed by the Company, and there was no issue of shares by way of conversion of capital reserve.

The Board recommends the payment of a final dividend of RMB0.8 (inclusive of applicable tax) per 10 shares for the year ended 31 December 2015, totalling approximately RMB785 million based on the Company's 9,817,567,000 issued shares. A resolution for the dividend payment will be submitted for consideration at the 2015 annual general meeting of the Company. The dividend will be denominated and declared in RMB and payable in RMB to holders of A shares, and in HKD to holders of H shares. The profit distribution proposal is subject to shareholders' approval at the general meeting, and if approved, the final dividend is expected to be paid to the shareholders on or around Friday, 8 July 2016.

The independent Directors unanimously agreed that the aforesaid proposal for profit distribution not only takes the shareholders' interests into consideration, but also meets the actual situation of the Company and is beneficial to the stable development of the Company. The proposal has hence been approved and submitted to the general meeting for review.

III. Material Litigation, Arbitration and Matters Commonly Questioned by Media

During the reporting period, there was no material litigation, arbitration and matters commonly questioned by media.

IV. Capital Occupied During the Reporting Period and the Clearing Progress

During the reporting period, the Company did not have any capital occupied or clearing progress for the capital.

V. Asset Transaction, Corporate Merger and Acquisition

On 8 December 2015, the Company entered into the Equity Transfer Agreement with Xiamen Jianfa Group Co., Ltd., by which the Company purchased 4% equity interests of Xiamen Airlines at the price of RMB626,666,667. For details of the above-mentioned transaction, please refer to the relevant announcements published on China Securities Journal, Shanghai Securities News, Securities Times and the website of Shanghai Stock Exchange on 9 December 2015.

On 17 December 2015, the Company entered into the *Purchase Contract for 80 B737NG/MAX Aircraft*, *Sales Contract for 7 B757 Aircraft, 5 Spare Engines and Aviation Materials*, *Sales Contract for 6 B757 Aircraft and 4 Spare Engines*, *Sales Contract for 3 B733 Aircraft, 4 Spare Engines and Aviation Materials* with the Boeing Company, by which the Company agreed to purchase 80 B737NG/MAX aircraft from the Boeing Company and sell 13 B757 aircraft and 9 spare engines, 3 B733 aircraft and 4 spare engines and certain aviation materials to the Boeing Company. For details of the above-mentioned transactions, please refer to the relevant announcements published on China Securities Journal, Shanghai Securities News, Securities Times and the website of Shanghai Stock Exchange on 18 December 2015.

On 17 December 2015, Xiamen Airlines, a subsidiary of the Company, entered into the *Purchase Contract for 30 B737MAX Aircraft* with the Boeing Company, by which Xiamen Airlines agreed to purchase 30 B737MAX aircraft from the Boeing Company. For details of the above-mentioned transaction, please refer to the relevant announcements published on China Securities Journal, Shanghai Securities News, Securities Times and the website of Shanghai Stock Exchange on 18 December 2015.

On 23 December 2015, the Company entered into the *Purchase Contract for 10 A330 Aircraft* with Airbus S.A.S, by which the Company agreed to purchase 10 A330-300 aircraft from Airbus S.A.S. For details of the above-mentioned transaction, please refer to the relevant announcements published on China Securities Journal, Shanghai Securities News, Securities Times and the website of Shanghai Stock Exchange on 24 December 2015.

On 2 February 2016, the Company entered into the *Equity Transfer Agreement on Transferring 100% of Equity in Southern Airlines (Group) Import and Export Trading Company between China Southern Air Holding Company and China Southern Airlines Company Limited* with CSAHC, the controlling shareholder of the Company, by which the Company agreed to aquire 100% of equity in SAIETC with RMB400,570,400. For details of the above-mentioned transaction, please refer to the relevant announcements published on China Securities Journal, Shanghai Securities News, Securities Times and the website of Shanghai Stock Exchange on 3 February 2016.

VI. Equity Incentives Plan

In order to establish a long-term incentive mechanism which is closely linked to the results and the long-term strategy of the Company, as well as optimize the overall remuneration structure and system of the Company and to closely connect the interests between the shareholders, Directors, senior management and key employees of the Company so as to establish a foundation for the sustainable development of the Company in long run, the Company considered and passed the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited and the Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited (the "Scheme") at the 2011 first extraordinary general meeting of the Company held on 30 November 2011.

Under this Scheme, 24,660,000 units of share appreciation rights were granted to 118 employees of the Group (the "Recipient") at the exercise price of HKD3.92 per unit for a term of 6 years prior to 31 December 2011. No shares will be issued under the Scheme. Upon exercise of the share appreciation rights, a recipient will receive an amount of cash equivalent to the market value of the shares. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary from 22 December 2011, each one third of the share appreciation rights will become exercisable.

Distribution of a cash dividend of RMB0.2, RMB0.05, RMB0.04 and RMB0.04 (equivalent to HKD0.25, HKD0.06, HKD0.05 and HKD0.05, respectively) per share to H shareholders was approved by the general meeting of the Company on 31 May 2012, 18 June 2013, 26 June 2014 and 30 June 2015, respectively, and the exercise price for the share appreciation rights was adjusted to HKD3.51 per share in accordance with the requirements under the Scheme.

During the reporting period, there were no granting or exercising of share appreciation rights and 7,013,333 units of H share appreciation rights were forfeited. As at the end of the reporting period, all 24,660,000 units of H share appreciation rights granted under the Scheme were forfeited.

VII. Major Contracts

(I) Trust, Sub-contracting and Lease

1. *Trust*

During the reporting period, the Company did not enter into any trust arrangement.

2. *Contract*

During the reporting period, the Company did not enter into any sub-contracting arrangement.

3. *Lease*

Save for the connected transactions disclosed above and the lease of certain land parcels and properties of CSAHC by the Company as a leasee, the Group also acquired aircraft by way of operation lease and finance lease. As at 31 December 2015, there were 226 and 198 aircrafts under operation lease and under finance lease, respectively.

(II) Guarantee

1. Since the training cost is significant, certain trainee pilots of the Company and Xiamen Airlines, its subsidiary, have to procure personal loans to cover their training costs and miscellaneous expenses in the school. As such, the Company and Xiamen Airlines applied personal loans for some self-sponsored trainee pilots and provided joint liability guarantee for such loans, respectively. After such trainee pilots complete their study and training, the Company and Xiamen Airlines will enter into services contract with them, respectively and provide them with an option to make early repayment or repay by instalment payment. At the 2006 Annual General Meeting of the Company held on 28 June 2007, the Board was authorized to approve joint liability guarantee for the cumulative amount of not more than RMB100 million in each fiscal year. At the 2007 Annual General Meeting of the Company held on 25 June 2008, the Board was authorized to approve joint liability guarantee for the cumulative amount of not more than RMB400 million in each fiscal year.

   In accordance with the authorization granted at the general meeting, the Board passed the resolutions in 2007, 2008, 2009, 2010 and 2011, respectively, and agreed to provide a joint liability guarantee for the loans applied by self-sponsored trainee pilots for the purpose of covering their training costs and miscellaneous expenses in the school who were recruited in 2007, 2008, 2009, 2010 and 2011, with an aggregate amount of RMB90,858,000, not exceeding RMB213,600,000, not exceeding RMB184,750,000, not exceeding RMB179,269,600 and not exceeding RMB83,850,000 per annum, respectively for the years 2007, 2008, 2009, 2010 and 2011. The period of guarantee shall begin on the date when the relevant banks grant a loan to the trainee pilots and ending two years after the maturity date of such loans. Xiamen Airlines, a subsidiary of the Company, also passed a resolution on 29 December 2009 to provide a joint liability guarantee for the loans applied by its partial self-sponsored trainee pilots. The maximum amount of personal loans available to be applied by each trainee pilot shall be RMB500,000 and the aggregate amount of guarantee provided by Xiamen Airlines shall be not more than RMB100 million for the period ended 31 December 2011. The guaranteed loan shall be used for the purpose of pilot training. The scope of the joint liability guarantee covers the principal loan and interests, liquidated damages, damages and cost incurred for recovering the principal loan applied by the trainee pilot. The period of guarantee shall begin on the date when the loan is extended to the pilot and ending on the date of repayment of the principal and interests of the loans.

As at 31 December 2015, the banks have granted a loan to certain trainee pilots, of which RMB454 million has been guaranteed by the Group, in which RMB44 million has been guaranteed by Xiamen Airlines, a subsidiary of the Company. A small number of trainee pilots had quitted the training programme as they failed to complete the training programme or due to other reasons, and part of them were unable to repay the principal and interests of the bank loans, the Company fulfilled its joint liability guarantee obligation for such trainee pilots, the aggregate amount of which was RMB4 million, and the amount of Xiamen Airlines was nil. The Group has also tried its best to actively to recover the relevant outstanding bank loans and the accrued interests through various ways.

2. On 11 May 2015, in order to broaden financing channels and reduce financing costs of Hebei Airlines, the Board considered and approved to grant Xiamen Airlines rights to provide loan guarantee for Hebei Airlines with accumulated guarantee balance not more than RMB3.5 billion during the period commencing from 1 July 2015 to 30 June 2016, it was submitted to the shareholders' meeting for consideration. On 30 June 2015, the resolution was passed at the annual general meeting. During the reporting period, Xiamen Airlines had not provided loan guarantee to Hebei Airlines.

3. On 29 December 2015, in order to reduce aircraft leasing costs, the Board considered and approved to: 1) increase 10 aircraft with SPV as sub-leasing model and allow SPV to be the first tenant and sub-lessor of the 10 aircraft; 2) provide external guarantees for SPV, with total guarantee amount not exceeding USD115,435,900. As at the end of the reporting period, the Company provided the SPV with total guarantee of USD115,435,900.

(III) Aircraft Purchase and Sale Agreements

On 17 December 2015, the Company entered into the *Purchase Contract for 80 B737NG/MAX Aircraft, Sales Contract for 7 B757 Aircraft, 5 Spare Engines and Aviation Materials, Sales Contract for 6 B757 Aircraft and 4 Spare Engines, Sales Contract for 3 B733 Aircraft, 4 Spare Engines and Aviation Materials* with the Boeing Company, by which the Company agreed to purchase 80 B737NG/MAX aircraft from the Boeing Company and sell 13 B757 aircraft and 9 spare engines, 3 B733 aircraft and 4 spare engines and certain aviation materials to the Boeing Company. Such aircraft purchase transaction can only take effect subject to approval of relevant government authorities.

On 17 December 2015, Xiamen Airlines, a subsidiary of the Company, entered into the *Purchase Contract for 30 B737MAX Aircraft* with the Boeing Company, by which Xiamen Airlines agreed to purchase 30 B737MAX aircraft from the Boeing Company. Such aircraft purchase transaction can only take effect subject to approval of relevant government authorities.

On 23 December 2015, the Company entered into the *Purchase Contract for 10 A330 Aircraft* with Airbus S.A.S, by which the Company agreed to purchase 10 A330-300 aircraft from Airbus S.A.S. Such aircraft purchase transaction can only take effect subject to approval of relevant government authorities.

(IV) Other Major Contract or Transaction

During the reporting period, the Company had no other material contract or transaction.

VIII. Penalty on the Listed Companies, its Directors, Supervisors and Senior Management and the Shareholders Holding more than 5% Equity Interests of the Company and Rectification

On 5 January 2015, Xu Jie Bo, the former Executive Director, Executive Vice President, Chief Financial Officer and Chief Accountant of the Company and Zhou Yue Hai, the former Executive Vice President of the Company were under investigation on suspicion of job-related crime. On 16 October 2015, Liu Qian, the former Executive Vice President of the Company was under investigation by the authorities on suspicion of bribery. On 4 November 2015, Si Xian Min, the former Chairman of the Board was under investigation on suspicion of serious disciplinary violations. The Company strictly complies with the listing rules to make timely disclosure after the aforesaid events. The Board and management of the Company attached great importance to the issues and further improved relevant systems and processes to strengthen constraint mechanism and accountability mechanism for senior management staff, so as to ensure implementation of compliance management to meet all requirements. The standardized and scientific level of corporate governance has been improved to effectively guard against all kinds of risks.

None of the Company nor the current Directors, Supervisors, senior management, controlling shareholders or actual controllers was subject to any investigation by relevant authorities or enforcement by judicial or disciplinary departments, or was handed over to judicial departments or subject to criminal liability, or subject to investigation or administrative penalty by the China Securities Regulatory Commission, or any denial of participation in the securities market or was deemed unsuitable to act as directors, or was punished by other administrative authorities or was subject to any public criticisms made by any stock exchange.

IX. Convertible Corporate Bonds

During the reporting period, the Company did not have any issued or outstanding convertible corporate bonds.

X. Undertaking

Undertakings given by CSAHC, the controlling shareholder of the Company, during the reporting period or existing to the reporting period are as follow:

(I) Undertaking Related to Share Reform

Upon completion of the Share Reform Plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAHC will support the Company in respect of the formulation and implementation of a management equity incentive system. It has been strictly performed.

(II) Other Undertaking

1. The Company and CSAHC entered into the "Property Compensation Agreement" on 22 May 1997, pursuant to which CSAHC agreed to compensate the Company for any losses or damages resulting from any challenge to or interference with the Company's rights in the use of the land and buildings leased from CSAHC. It's a long-term undertaking, and it has been strictly performed.

2. In 1995, CSAHC and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAHC and the Company on 25 March 1995 (the Agreement was amended on 22 May 1997). According to the Separation Agreement, CSAHC and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAHC and the Company pursuant to the Separation Agreement. It's a long-term undertaking, and it has been strictly performed.

3. In respect of the connected transaction entered into between the Company and CSAHC on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. In this regard, CSAHC has issued an undertaking letter, undertaking that: (1) the above title certificates should be obtained by CSAHC by the end of 2008; (2) all the costs and expenses arising from the application of the relevant title certificates would be borne by CSAHC; and (3) CSAHC would be liable for all the losses suffered by the Company as a result of the above two undertakings, including but not limited to: a) any production losses arising from the lack of title certificates, b) any other losses occasioned by the potential risk arising from the outstanding title certificates. The application for the title certificates mentioned above remained outstanding for various reasons. Therefore, CSAHC issued an undertaking letter, undertaking that it would attend to and complete the above-mentioned obligation before 31 December 2016 and would compensate the Company for any losses arising from the undertakings.

   Due to such kind of change of ownership title requires compliance with the state and local laws and regulations, and a series of formalities in relation to the government approval is required to be attended to, CSAHC has been actively communicating with the government. However, as at the end of the reporting period, such undertakings are still in the course of being implemented. The performance period of this undertaking is up to 31 December 2016.

4. The relevant undertakings under the Financial Services Framework Agreement between the Company and Finance Company: (1) Finance Company is a duly incorporated enterprise group finance company under the "Administrative Measures for Enterprise Group Finance Companies" and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group; (2) the operations of Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from Finance Company of the Company are definitely secure. In future, Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations; (3) in respect of the Company's deposits with and borrowings from Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company; and (4) As the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company. It's a long-term undertaking, and it has been strictly performed.

5. On 8 July 2015, the Company received an undertaking letter from CSAHC, the controlling shareholder of the Company, details of which are set out as follows:

   Given the recent abnormal fluctuation of the stock market and based on its confidence in the development prospects of the Company as well as the recognition of the values of the Company, CSAHC makes the following undertakings so as to facilitate the sustainable healthy development of the Company and safeguard the interests of the investors of the Company: 1. CSAHC will not reduce its shareholding in the Company during the abnormal fluctuation of the stock market; 2. CSAHC will take measures to increase its shareholding in the Company in line with market conditions in due course as permitted by relevant laws and regulations; and 3. CSAHC will continuously extend its support to the operational development of the Company, with an aim to assist the Company in improving operational results and maximizing investor returns of the Company. It's a long-term undertaking, and it has been strictly performed.

Report of Directors

The Board hereby presents this annual report and the audited financial statements for the year ended 31 December 2015 of the Group to the shareholders of the Company (the "Shareholders").

PRINCIPAL ACTIVITIES, OPERATING RESULTS AND FINANCIAL POSITION

The Group is principally engaged in airline operations. The Group also operates certain airline related businesses, including provision of aircraft maintenance and air catering services. The Group is one of the largest airlines in China. In 2015, the Group ranked first among all Chinese airlines in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. The Group has prepared the financial statements for the year ended 31 December 2015 in accordance with IFRSs. Please refer to pages 123 to 204 of this annual report for details.

DIVIDENDS

In 2015, the Group realised the operating revenue of RMB111,652 million and the profit attributable to the equity shareholders of the Company of RMB3,736 million. The Board is pleased to recommend the payment of a final dividend of RMB0.8 (inclusive of applicable tax) per 10 shares for the year ended 31 December 2015, totalling approximately RMB785 million based on the Company's 9,817,567,000 issued shares. A resolution for the dividend payment will be submitted for consideration at the 2015 annual general meeting of the Company. The dividend will be denominated and declared in RMB and payable in RMB to holders of A share, and in HKD to holders of H shares. The profit distribution proposal is subject to shareholders' approval at the general meeting, and if approved, the final dividend is expected to be paid to the shareholders on or around Friday, 8 July 2016.

FIVE-YEAR SUMMARY

A summary of the results and the assets and liabilities of the Group prepared under IFRSs for the five-year period ended 31 December 2015 are set out on page 208 of this annual report.

BANK LOANS AND OTHER BORROWINGS

Details of the bank loans, short term financing bills and other borrowings of the Company and the Group are set out in note 35 to the financial statements prepared under IFRSs.

INTEREST CAPITALISATION

For the year ended 31 December 2015, RMB382 million (2014: RMB417 million) was capitalised as the cost of construction in progress and property, plant and equipment in the financial statements prepared under IFRSs.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of the Company and the Group and movements of property, plant and equipment during the year ended 31 December 2015 are set out in note 20 to the financial statements prepared under IFRSs.

MAJOR CUSTOMERS AND SUPPLIERS

The Group's aggregate purchases from the five largest suppliers did not exceed 30% of the Group's total purchases in 2015.

The Group's aggregate turnover with its five largest customers did not exceed 30% of the Group's total turnover in 2015.

RELATIONSHIPS WITH CUSTOMERS AND SUPPLIERS

The Group understands that it is important to maintain good relationship with its suppliers and customers to fulfil its long-term goals and maintain the leading position in the market. To maintain its core competitiveness and brand dominant status, the Group aims at delivering constantly high standards of quality in the service to its customers. During the reporting period, there was no material and significant dispute between the Group and its suppliers and/or customers.

TAXATION

Details of taxation of the Company and the Group are set out in notes 18 and 29 to the financial statements prepared under IFRSs.

Enterprise Income Tax of Overseas Non-Resident Enterprises

In accordance with the relevant tax laws and regulations in the PRC, the Company is obliged to withhold and pay PRC enterprise income tax on behalf of non-resident enterprise shareholders at a tax rate of 10% when the Company distributes any dividends to non-resident enterprise shareholders. As such, any H Shares of the Company which are not registered in the name(s) of individual(s) (which, for this purpose, includes shares registered in the name of Hong Kong Securities Clearing Company Nominees Limited, other nominees, trustees, or other organisations or groups) shall be deemed to be H Shares held by non-resident enterprise shareholder(s), and the PRC enterprise income tax shall be withheld from any dividends payable thereon. Non-resident enterprise shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements, such as tax agreements (arrangements), upon receipt of any dividends.

Individual Income Tax of Overseas Individual Shareholders

In accordance with the relevant tax laws and regulations in the PRC, when non-foreign investment companies of the mainland which are listed in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax rate of 10% without making any application for the entitlement for the above-mentioned tax rate. However, the Company is a foreign investment company and, as confirmed by the relevant tax authorities, according to the Circular on Certain Issues Concerning the Policies of Individual Income Tax (Cai Shui Zi [1994] No. 020) (《關於個人所得税若干政策問題的通知》(財税字[1994]020號)) promulgated by the Ministry of Finance and the State Administration of Taxation on 13 May 1994, overseas individuals are, as an interim measure, exempted from the PRC individual income tax for dividends or bonuses received from foreign investment enterprises.

RESERVES

Movements in the reserves of the Company and the Group during the year are set out in note 46 to the financial statements prepared under IFRSs. As at 31 December 2015, the Group's reserves available for distribution totalled RMB29,227 million (31 December 2014: RMB25,930 million).

SUBSIDIARIES

Details of the principal subsidiaries of the Company are set out in note 23 to the financial statements prepared under IFRSs.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any Shares during the year ended 31 December 2015.

PRE-EMPTIVE RIGHTS

None of the provisions of the Articles of Association provides for any pre-emptive rights requiring the Company to offer new Shares to existing shareholders in proportion to their existing shareholdings.

PERMITTED INDEMNITY PROVISION

The Company has arranged for appropriate insurance cover for Directors' and officers' liabilities in respect of legal actions against its Directors and senior management arising out of corporate activities.

AUDIT COMMITTEE

The audit committee of the Company has reviewed and confirmed this annual report.

THE MODEL CODE

Having made specific enquiries with all the Directors, the Directors have for the year ended 31 December 2015 complied with the Model Code as set out in Appendix 10 of the Listing Rules.

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

In the opinion of the Board, the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the year ended 31 December 2015.

COMPLIANCE WITH LAWS AND REGULATIONS

During the year ended 31 December 2015, the Group has complied with the relevant laws and regulations that have a significant impact on the operations of the Group.

ENVIRONMENTAL POLICIES AND PERFORMANCE

The Group considers the importance of environmental affairs and believes business development and environment affairs are highly related. The Company pursued green development, and continued to increase investments and improvement efforts in terms fleet optimization, aircraft refitting, route optimization, low-carbon travel and new energy application. We vigorously promoted energy conservation and emission reduction. As a result, 25,000 tonnes of aviation fuel were saved and 78,000 tonnes of CO2 emission were reduced during the year.

DIRECTORS AND SUPERVISORS' INTERESTS IN TRANSACTION, ARRANGEMENT OR CONTRACT OF SIGNIFICANCE

Save as disclosed in the section headed "Connected Transactions" below, neither Director/Supervisors nor entity connected with the Directors/Supervisors had a material interest, either directly or indirectly, in any transaction, arrangement or contract of significance to the business of the Group subsisting at any time during the year ended 31 December 2015 or at the end of the year to which the Company, its holding company, or any of its subsidiaries was a party.

DIRECTORS AND SUPERVISORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

At no time during the year ended 31 December 2015 was the Company or any of its subsidiaries a party to any arrangement that would enable the Directors/Supervisors to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate, and none of the Directors/Supervisors or any of their spouses or children under the age of 18 were granted any right to subscribe for the equity or debt securities of the Company or any other body corporate or had exercised any such right.

DIRECTORS AND SUPERVISORS' INTEREST IN COMPETING BUSINESS

As at 31 December 2015, none of the Directors/ Supervisors or any of their respective associates had engaged in or had any interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

SUFFICIENCY OF PUBLIC FLOAT

According to the information publicly available to the Company, and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, the Company had maintained sufficient public float as required by the Listing Rules throughout the year ended 31 December 2015.

CONNECTED TRANSACTIONS

The Company entered into certain connected transactions with CSAHC and other connected persons from time to time. Details of the connected transactions of the Company conducted in 2015 which are required to be disclosed herein under the Listing Rules, are as follows:

(1) De-merger Agreement

The De-merger Agreement dated 25 March 1995 (such agreement was amended by the Amendment Agreement No.1 dated 22 May 1997) was entered into between CSAHC and the Company for the purpose of defining and allocating the assets and liabilities between CSAHC and the Company. Under the De-merger Agreement, CSAHC and the Company have agreed to indemnify the other party against claims, liabilities and expenses incurred by such other party relating to the businesses, assets and liabilities held or assumed by CSAHC or the Company pursuant to the De-merger Agreement.

Neither the Company nor CSAHC has made any payments in respect of such indemnification obligations from the date of the De-merger Agreement up to the date of this annual report.

(2) Continuing Connected Transactions between the Company and CSAHC (or their respective subsidiaries)

A SAIETC, a wholly-owned subsidiary of CSAHC

On 9 January 2014, the Company and SAIETC entered into a new import and export agency framework agreement(the "Import and Export Agency Framework Agreement") to renew the continuing connected transactions contemplated therein for a fixed term of three years commencing from 1 January 2014 to 31 December 2016. Pursuant to the Import and Export Agency Framework Agreement, SAIETC agreed to provide import and export services and the relevant lease services, customs clearance services, customs declaration and inspection services, and the relevant storage, transportation and insurance agency services, and tendering and agency services to the Group. In relation to the service fee charged for import and export services, both parties agreed that such fee shall not be higher than the prevailing market rate charged by several trading companies of certain airlines companies in the PRC for similar services. In relation to the service fee charged for custom clearing, custom declaration and inspection, and the relevant storage, transportation and insurance services, both parties agreed that such fee charged shall not be higher than the prevailing market rate charged for similar services provided by independent third party service providers in the flight equipment logistics transportation market in the PRC. In relation to the service fee charged for the tendering and agency services, it is required to be determined in accordance with the fee standard prescribed by the State for this kind of tendering and agency services from time to time. During the period of the Import and Export Agency Framework Agreement, the annual cap are set at RMB160 million per annum.

For the year ended 31 December 2015, the agency fee incurred by the Group in respect of the above import and export services was RMB114 million.

B SACM, which is 40% owned by the Company and 60% owned by CSAHC

On 19 April 2013, the Company renewed the media services framework agreement (the "Media Services Framework Agreement") with SACM, for a term of three years commencing from 1 January 2013. Pursuant to the agreement, the Company has appointed SACM to provide advertising agency services, the plotting, purchase and production of in-flight TV and movie program agency services, channel publicity and production services, public relations services relating to recruitments of airhostess, and services relating to the distribution of newspapers and magazines. The service fees for the media services to be provided to members of the Group by SACM and its subsidiaries are determined, among others, the prevailing market price. Pricing are based on prevailing market price and agreed upon between the parties for each transaction on arm's length negotiations in accordance with the following pricing mechanism: (a) if there are prevailing market prices for same or similar types of services in the same or similar locations of the services being provided, the pricing of the services shall follow such prevailing market price; or (b) if there are no such prevailing market price in the same or similar locations, the service to be provided by SACM Group shall be on terms which are no less favourable than the terms which can be obtained by the Group from independent third parties within the PRC market. The annual cap under the agreement for each year is RMB98 million, RMB105 million and RMB113 million, respectively.

The Company and SACM entered into the Supplemental Agreement to the Media Services Framework Agreement on 29 December 2014 to revise the annual cap for services provided by the SACM Group for the period from 1 January 2015 to 31 December 2015 from RMB113 million to RMB118.5 million. In addition, the following revisions to the Media Services Framework Agreement were also made and set out in the Supplemental Agreement to the Media Services Framework Agreement as follows: (a) to clarify the parties referred in the Media Services Framework Agreement shall include itself and its wholly-owned or controlled subsidiaries; and (b) to clarify the rights and obligations of the SACM Group, i.e. clarifying the SACM Group will have full discretion for the whole process of the selection of media or media agent, negotiation, purchase, execution and supervision, and the SACM Group should take the responsibility to monitor the advertisement, submit the monitoring report and strengthen the supervision on the advertising effect. Save as the aforesaid revision, all other terms of the Media Services Framework Agreement remain unchanged.

For the year ended 31 December 2015, the media fees incurred by the Group for the media services amounted to RMB67 million.

On 30 December 2015, the Company entered into a new Media Services Framework Agreement with SACM to renew the media services transaction and extend the term for an additional term of three years, commencing from 1 January 2016 to 31 December 2018. The annual cap for the new Media Services Framework Agreement will remain unchanged at RMB118.5 million for each of the financial years ending 31 December 2016, 2017 and 2018, respectively.

C *Finance Company, which is 66% owned by CSAHC, 21% owned by the Company and 13% owned in aggregate by four subsidiaries of the Company*

(a) On 8 November 2013, the Company renewed the financial services framework agreement (the "Financial Services Framework Agreement") with the Finance Company for a term of three years starting from 1 January 2014 to 31 December 2016.

Under such agreement, the Finance Company agrees to provide to the Company deposit (the "Provision of Deposit Services") and loan services (the "Provision of Loan Services"). The Finance Company shall pay interests to the Company regularly at a rate not lower than the current deposit rates set by the People's Bank of China. The Group's deposits placed with the Finance Company were re-deposited in a number of banks. The Finance Company has agreed that the loans it provided to CSAHC and its subsidiaries other than the Group should not exceed the sum of the Finance Company's shareholders' equity, capital reserves and total deposits received from other companies (excluding the Group). The rates should be determined on an arm's length basis and based on fair market rate, and should not be higher than those available from independent third parties. Each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Company as well as the maximum amount of the outstanding loan provided by the Finance Company to the Company (including the corresponding interests payable accrued thereon) at any time during the term of the Financial Services Framework Agreement shall not exceed the Cap which is set at RMB6 billion on any given day. The annual cap of fees payable to the Finance Company by the Group for the other financial services should not exceed RMB5 million. On 26 December 2013, the second extraordinary general meeting of 2013 considered and approved the Financial Services Framework Agreement.

The Company and the Finance Company entered into the Supplemental Agreement to the Financial Services Framework Agreement on 4 May 2015 to revise each of the annual cap in relation to the Provision of Deposit Services and the Provision of the Loan Services for the period from the effective date of Supplemental Agreement to 31 December 2016 from RMB6 billion to RMB8 billion. On 30 June 2015, 2014 annual general meeting of the Company considered and approved the Supplemental Agreement to the Financial Services Framework Agreement.

As of 31 December 2015, the Group's deposits placed with the Finance Company amounted to RMB2,934 million.

(b) On 21 November 2014, the Board approved Guangdong CSA E-commerce Co., Ltd. (the "E-commerce Company", a wholly-owned subsidiary of the Company), to enter into the four electronic aviation passenger comprehensive insurance four parties cooperation agreements (the "Cooperation Agreements") with the Finance Company, Insurance Brokers (Beijing) Co., Ltd. (the "Air Union") and each of the four insurance companies, respectively, for a period of three years commencing from 12 June 2014 to 31 May 2017.

Pursuant to the Cooperation Agreements, the E-commerce Company agreed to authorize other parties to use the B2C website, the mobile terminal air tickets sale platform and VOS sale system of the Company for sales of online insurances in consideration for a fixed service fees for each policy sold through its electronic platform.

The Group will charge a fixed service fee of RMB5 for each insurance policy sold through its electronic platforms. There has not been any comparative market prices due to the specific nature of such transaction and the above pricing model has been agreed on an arm's length basis among the parties and has been adopted since the commencement of cooperation in 2008.

The annual caps in relation to the service fees to be charged by the Group are RMB14.24 million, RMB30.27 million, RMB42.38 million and RMB24.72 million for the seven months ended 31 December 2014, for the two years ending 31 December 2016 and the five months ending 31 May 2017.

As a result of the increase in aviation insurance purchase demand from travellers and the various cooperation between the Company and the Finance Company on the sale of aviation insurance, on 19 November 2015, the Company and the Finance Company entered into the cooperation framework agreement (the "Cooperation Framework Agreement") for two years commencing from 1 January 2015 to 31 December 2016.

Pursuant to the insurance business platform cooperation arrangements under the Cooperation Framework Agreement, the Company as the platform service provider, agreed to cooperate with the Finance Company, and authorize Finance Company to use the various platforms of the Group including online channels and ground service counter channels as the sales platforms for sale of various insurances relating to aviation transportation including baggage insurance and aviation passenger accident insurance. The scope of the Cooperation Framework Agreement shall also cover the electronic platform as contemplated under the Cooperation Agreements. In addition, the Company agreed to further authorize the Finance Company to use the Group's ground service counter channels as the sales platform for sale of baggage insurance and aviation passenger accident insurance.

For the sale of insurance policies through the Group's ground service counter channels and its electronic platforms, the Group is currently charging a fixed ratio of the insurance premium of each of the different kinds of insurance policies. The pricing model has been agreed on an arm's length basis by the Company and the Finance Company with reference to the determination basis as set out in a table disclosed in the announcement of the Company dated 19 November 2015.

The annual caps in relation to the service fees to be charged by the Group under the Cooperation Framework Agreement are RMB40 million and RMB60 million for the two years ending 31 December 2016, respectively.

For the year ended 31 December 2015, the service fee charged by the Group were RMB16 million.

D ***GSC (formerly known as PCACL), a wholly-owned subsidiary of CSAHC***

On 8 November 2013, the Company and GSC renewed the Passenger and Cargo Sales Agency Services Framework Agreement (the "Passenger and Cargo Sales Agency Services Framework Agreement") to renew the continuing connected transactions contemplated therein for a fixed term of three years commencing from 1 January 2014 to 31 December 2016. Pursuant to the New Passenger and Cargo Sales Agency Services Framework Agreement, GSC agrees to provide the following services to the Group: domestic and international air ticket sales agency services; domestic and international airfreight forwarding sales agency services; chartered flight and pallets sales agency services; internal operation services for the inside storage area (these services include the areas in Guangzhou, Beijing and Shanghai, etc); and delivery services for the outside storage area. The agency fee for sales agency services is determined by reference to the agency ratio paid to the agency companies by the airline companies of the same types of the industry in the same regions; the service fee for internal operation services is determined by the fee standard prescribed by the local government. The annual cap shall maintain RMB250 million per annum for the entire term of the New Passenger and Cargo Sales Agency Services Framework Agreement.

For the year ended 31 December 2015, the commission expense and goods handling fee paid to GSC were RMB98 million and RMB109 million, respectively, and the income relating to other services was RMB20 million.

E ***CSAGPMC, a wholly-owned subsidiary of CSAHC***

On 29 December 2014, the Company entered into the new property management framework agreement (the "Property Management Framework Agreement") with CSAGPMC to renew the property management transactions for a term of three years from 1 January 2015 to 31 December 2017. Pursuant to the Property Management Framework Agreement, the Company has renewed the appointment of CSAGPMC for the provision of property management and maintenance services for the Company's properties at the old Baiyun Airport and the new Baiyun International Airport and surrounding in Guangzhou, the Company's leased properties in the airport terminal at New Baiyun International Airport, the base and the 110KV transformer substation at the new Baiyun International Airport to ensure the ideal working conditions of the Company's production and office facilities and physical environment, and the normal operation of equipment. In addition, CSAGPMC has also been appointed for the provision of the property management and maintenance services for the power transformation and distribution equipment at Guangzhou cargo terminal, and the provision of the electricity charge agency services to the Group, which are newly added services to be provided by CSAGPMC to the Group. The annual cap for the Property Management Framework Agreement is set at RMB90 million, RMB92 million and RMB96 million for each of the three years ending 31 December 2015, 2016 and 2017, respectively.

The management and maintenance services fee shall be determined at an arm's length basis between both parties and according to the market prices, which shall be determined with the consultation by the Company in the property management market, taking into account the location, areas and types of the properties of the Company at the new Baiyun Airport and old Baiyun International Airport. The management and maintenance services fee charged should not be higher than the one charged by any independent third parties in the similar industries.

For the year ended 31 December 2015, the property management and maintenance fee incurred by the Group amounted to RMB73 million pursuant to the Property Management Framework Agreement.

F SACC, which is 50.1% owned by CSAHC

On 19 April 2013, the Company entered into the catering services framework agreement (the "Catering Services Framework Agreement") with SACC for a term of three years, commencing from 1 January 2013 to 31 December 2015 so as to comply with Rule 14A.41 of the Listing Rules. Pursuant to the Catering Services Framework Agreement, SACC agrees to provide the in-flight lunch box, and order, supply, allot, recycle, store and install the in-flight supply with their respective services for the arrival and departure flights designated by the Group at the airport where SACC located at. The service fee is determined at an arm's length basis between both parties by reference to the state or local prescribed price and based on the prevailing market price taking into account the assigned flight capacity growth in Shenzhen and the natural market growth according to the historical figures, provided that the services fee charged by SACC should not be higher than the one charged by any independent third parties in the similar locations of similar services. The annual cap under the agreement for each year is RMB100 million, RMB115 million and RMB132.25 million, respectively.

For the year ended 31 December 2015, the service fees paid by the Group to SACC amounted to RMB100 million.

On 30 December 2015, the Company entered into a new Catering Services Framework Agreement with SACC to renew the catering services transaction and extend the term for an additional term of three years, commencing from 1 January 2016 to 31 December 2018. The service fees for catering services transaction mainly include three parts, i.e. in-flight lunch boxes fees, operating services fees and storage management fees. The in-flight lunch boxes fees will be determined on the raw material cost, productive labor cost and tax, the operating services fees will be determined on the labor cost and facility cost, and the storage management fees will be determined on the rental and labor cost. For the labor cost, it will be determined by reference to the average wage of last year issued by the local government authority. The services fee charged by SACC should not be higher than the one charged by any independent third parties in the similar locations of similar services. The annual cap for the new Catering Services Framework Agreement is set at RMB152 million, RMB175 million and RMB201 million for each of the financial years ending 31 December 2016, 2017 and 2018, respectively.

G MTU Maintenance Zhuhai Co., Ltd.("Zhuhai MTU"), which is 50% owned by CSAHC

The Company entered into an agreement relating to continuing connected transactions with CSAHC, MTU Aero Engines GmbH ("MTU GmbH") and Zhuhai MTU on 28 September 2009, by which Zhuhai MTU shall continue to provide the Company with engine repair and maintenance services subject to the international competitiveness and at the net most favourable terms, while the Company shall make relevant payment to Zhuhai MTU according to related charging standard. The agreement is effective from its effective date to 5 April 2031.

For the year ended 31 December 2015, the Group's engine repair and maintenance service fees incurred under the agreement relating to continuing connected transactions amounted to RMB1,324 million.

(3) Trademark Licence Agreement

The Company and CSAHC entered into a ten year trademark licence agreement dated 22 May 1997. Pursuant to which CSAHC acknowledges that the Company has the right to use the name "China Southern" and "China Southern Airlines" in both Chinese and English, and grants the Company a renewable and royalty free licence to use the kapok logo on a worldwide basis in connection with the Company's airline and airline-related businesses. Unless CSAHC gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May 2007, the trademark licence agreement entered into by the Company and CSAHC was automatically renewed for 10 years.

(4) Leases

The Group (as lessee) and CSAHC (as lessor) entered into lease agreements as follows:

A The Company and CSAHC entered into the new asset lease agreement (the "Asset Lease Agreement") on 29 December 2014 for a term of three years from 1 January 2015 to 31 December 2017 to renew lease transactions. Pursuant to the Asset Lease Agreement, CSAHC agrees to continue to lease to the Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou, Zhanjiang, Changsha and Nanyang (mainly referred to Jiangying Airport) for a term of three years commencing from 1 January 2015 to 31 December 2017. The annual rent payable pursuant to the Asset Lease Agreement of RMB86,268,700 is determined after arm's length negotiation by the parties with reference to the historical figures and rental assessment report prepared by Zhonghuan Songde(Beijing) Assets Appraisal Co., Ltd. taking into account the prevailing market rental for properties located at similar locations.

For the year ended 31 December 2015, the rent incurred by the Group amounted to RMB86,268,700 pursuant to the Asset Lease Agreement.

B The Company and CSAHC entered into an indemnification agreement dated 22 May 1997 in which CSAHC has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company's right to use certain lands and buildings.

C On 9 January 2014, the Company and CSAHC have entered into two new lease agreements (the "Lease Agreements"), namely, the property lease agreement (the "Property Lease Agreement") and the land lease agreement (the "Land Lease Agreement") to renew the land and property leases transactions contemplated thereunder for the period from 1 January 2014 to 31 December 2016. Pursuant to the Property Lease Agreement, CSAHC agreed to lease certain properties, facilities and other infrastructure located in various cities such as Guangzhou, Shenyang, Dalian, Harbin, Xinjiang, Changchun, Beijing and Shanghai held by CSAHC or its subsidiaries to the Company for office use related to the civil aviation business development. Pursuant to the Land Lease Agreement, CSAHC agreed to lease certain lands located in Xinjiang, Harbin, Changchun, Dalian and Shenyang by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The annual rental is determined after arm's length negotiation between the parties and adjusted with reference to the rental assessment report prepared by Guangdong Yangcheng Land and Property Appraisal Co., Ltd. taking into account the prevailing market rental for properties located at similar locations and historical figures. The maximum annual aggregate amount of rent payable by the Company to CSAHC under the Property Lease Agreement and the Land Lease Agreement for each of the three years ending 31 December 2016 shall not exceed RMB40,114,700 and RMB63,582,200, respectively.

In view of the expected increase in the areas of the leased property under the Property Lease Agreement, the annual caps under the Property Lease Agreement in respect of the two years ending 31 December 2016 will become insufficient. Accordingly, the Company and CSAHC entered into a supplemental agreement to the Property Lease Agreement to slightly revise the annual caps for the two years ending 31 December 2016 to RMB40,270,700 (original cap of RMB40,114,700) and RMB40,348,700 (original cap of RMB40,114,700), respectively.

For the year ended 31 December 2015, the rents for property lease and land lease incurred by the Group amounted to RMB40,270,700 and RMB63,582,200, respectively pursuant to the Lease Agreements.

(5) Acquisition of 4% equity interests in Xiamen Airlines

On 14 July 2015, the Company and Xiamen Jianfa Group Co., Ltd. ("Xiamen Jianfa") entered into the share transfer agreement (the "Share Transfer Agreement"), pursuant to which the Company agreed to purchase and Xiamen Jianfa agreed to sell 4% equity interests in Xiamen Airlines at the consideration of RMB586,666,670. The consideration of RMB586,666,670 is determined after an arm's length negotiation between the parties in accordance with prevailing market conditions and after taking into account, inter alia, the net asset value of Xiamen Airlines and the appraisal value of 4% equity interests in Xiamen Airlines as of 31December 2014.

On 8 December 2015, the Company and Xiamen Jianfa entered into a supplemental agreement to the Share Transfer Agreement, pursuant to which the parties agreed to adjust the consideration from RMB586,666,667 to RMB626,666,667 so as to reflect the profit attribution arrangement.

The Company believes that the increase of 4% equity interests in Xiamen Airlines held by the Company can help further enhance its control over the Xiamen Airlines, help the Xiamen Airlines to maintain a stable shareholding structure, further improve the strategic synergy effect of the Company and Xiamen Airlines and improve the overall operating results of the Company.

Xiamen Jianfa is a substantial shareholder of Xiamen Airlines, thus Xiamen Jianfa is a connected person at the subsidiary level of the Company.

The Company has confirmed that the execution and enforcement of the implementation agreements under the continuing connected transactions set above for the year ended 31 December 2015 has followed the pricing principles of such continuing connected transactions.

The independent non-executive Directors of the Company have confirmed to the Board that they have reviewed the non-exempt continuing connected transactions and are of the view that:

(a) those transactions were conducted in the ordinary and usual course of business of the Group;

(b) those transactions were entered into on normal commercial terms or better; and

(c) those transactions were conducted in accordance with the relevant agreement governing them on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

The auditors of the Company was engaged to report on the Company's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagement Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by Hong Kong Institute of Certified Public Accountants. The auditors have issued their unqualified letter containing their conclusions in respect of the above-mentioned continuing connected transactions in accordance with the Rule 14A.38 of the Listing Rules, indicating that:

(a) nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Board.

(b) for transactions involving the provision of goods or services by the Group, nothing has come to their attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Group.

(c) nothing has come to their attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

(d) with respect to the aggregate amount of the continuing connected transactions, nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the previous announcements made by the Company in respect of each of the disclosed continuing connected transactions.

Certain related party transactions as disclosed in note 48 to the financial statements prepared under IFRSs also constituted connected transactions under the Listing Rules required to be disclosed in accordance with Chapter 14A of the Listing Rule. The Company has complied with the disclosure requirements of Chapter 14A of Listing Rules in respect of the above connected transactions or continuing connected transactions.

DONATIONS

For the year ended 31 December 2015, the Group made donations for charitable purposes amounting to RMB12.6 million.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 31 December 2015, the Group's deposits placed with financial institutions or other parties did not include any designated deposits, or overdue time deposits for which the Group failed to receive repayments.

MATERIAL LITIGATION

Save as disclosed in note 51 to the financial statements, as at 31 December 2015, the Group was not involved in any material litigation.

SUBSEQUENT EVENTS

(a) On 2 February 2016, the Company entered into the "Equity Transfer Agreement between China Southern Airlines Company Limited and China Southern Air Holding Company in relation to transfer of 100% equity interest in Southern Airlines Group Import and Export Trading Company" with CSAHC, a controlling shareholder of the Company, pursuant to which the Company agreed to acquire 100% equity interest in SAIETC at the consideration of RMB400,570,400.

(b) On 7 March 2016, the Company has completed the issuance of the 2016 Corporate Bonds (First Tranche) with nominal value of RMB5 billion for a term of three years and at nominal interest rate of 2.97%.

(c) On 8 March 2016, the Board approved that, Xiamen Airlines shall make an application to the National Association of Financial Market Institutional Investors for the registration and issuance of ultra-short-term financing bills with the aggregate maximum principal amount of RMB10 billion. The issuance of ultra-short-term financing bills is subject to the registration with the National Association of Financial Market Institutional Investors.

(d) On 15 January 2016, the Board received a letter of resignation from Si Xian Min as the Chairman of the Board. Due to personal reason, Si Xian Min tendered his resignation from the posts of Chairman of the Board, Non executive Director of the Company, the member of the Strategic Decision-making Committee under the Board and the chairman of the Nomination Committee under the Board. Si Xian Min confirms that he has no disagreement in any respect with the Board and the Company, and there is no matter relating to his resignation that should be brought to the attention of the shareholders of the Company.

AUDITORS

A resolution is to be proposed at the forthcoming annual general meeting of the Company for the appointment of KPMG Huazhen (Special General Partnership) to provide professional services to the Company for its domestic financial reporting, U.S. financial reporting and internal control reporting for the year 2016 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2016.

By order of the Board
Tan Wan Geng
Vice Chairman

Guangzhou, the PRC
30 March 2016

Changes in the Share Capital, Shareholders' Profile and Disclosure of Interests

I. CHANGE IN SHARE CAPITAL

(I) Changes in Shareholdings

Unit: Share

	31 December 2014		Increase/(decrease) during 2015		31 December 2015	
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
I. Shares subject to trading restrictions	0	0	0	0	**0**	**0**
II. Shares not subject to trading restrictions						
1. RMB ordinary shares	7,022,650,000	71.53	0	0	**7,022,650,000**	**71.53**
2. Foreign listed shares	2,794,917,000	28.47	0	0	**2,794,917,000**	**28.47**
Total	9,817,567,000	100	0	0	**9,817,567,000**	**100**
III. Total number of shares	9,817,567,000	100	0	0	**9,817,567,000**	**100**

(II) Description of change in shares

During the reporting period, there were no changes in the total number of shares and share structure of the Company.

II. ISSUANCE AND LISTING OF SHARES

(I) Securities issuance of the past three years up to the end of the reporting period

Unit: Million Currency: Renminbi

Types of shares and its derivative securities	Issuance date	Issuance price (or interest rate)	Amount issued	Listing date	Amount approved for public trading	Ending date of transaction
2015 Corporate Bonds of the China Southern Airlines Company Limited (First Tranche)	20 November 2015	3.63%	3,000	1 December 2015	3,000	18 November 2020

(II) Changes in the total number of shares, shareholder structure and assets and liabilities structure of the Company

During the reporting period, there were no bonus shares, rationed shares or such other reasons leading to a change in the total number of shares and shareholder structure of the Company.

(III) Existing internal staff shares

As at the end of the reporting period, the Company had no internal staff shares.

III. PARTICULARS OF SHAREHOLDERS

(I) Number of shareholders and particulars of shareholdings

Unit: Share

Total number of shareholders at the end of the reporting period: 309,426

Particulars of the top ten shareholders

Name of the shareholder	Capacity	Increase/ (decrease) during the reporting period	Number of shares held at the end of reporting period	Shareholding percentage at the end of reporting period	Number of shares subject to trading restrictions	Number of shares pledged or frozen
CSAHC	Stated-owned legal entity	(169,357,613)	4,039,228,665	41.14	0	None
HKSCC (Nominees) Limited	Overseas legal entity	3,517,791	1,749,166,988	17.82	0	Unknown
Nan Lung Holding Limited	Stated-owned legal entity	0	1,033,650,000	10.53	0	None
China Securities Finance Corporation Limited	Stated-owned legal entity	237,610,358	237,610,358	2.42	0	Unknown
Zhong Hang Xin Gang Guarantee Co., Ltd.	Domestic Non-state-owned legal entity	(84,000,000)	75,000,000	0.76	0	Unknown
Central Huijin Investment Ltd.	Stated-owned legal entity	64,510,900	64,510,900	0.66	0	Unknown
China National Aviation Corporation (Group) Limited	Stated-owned legal entity	49,253,400	49,253,400	0.50	0	Unknown
Zhao Xiao Dong	Domestic Individual	(91,019,998)	32,000,026	0.33	0	Unknown
China Construction Bank Corporation – Boshi Industry Mixed Securities Investment Fun (LOF)	Domestic Non-state-owned legal entity	29,999,916	29,999,916	0.31	0	Unknown
China Merchants Bank Co., Ltd.	Domestic Non-state-owned legal entity	26,862,225	26,862,225	0.27	0	Unknown

(II) Particulars of the top ten shareholders holding the Company's tradable shares not subject to trading restrictions

Unit: Share

Name of Shareholder	Number of tradable shares not subject to trading restrictions	Type of shares
CSAHC	4,039,228,665	RMB-denominated ordinary shares
HKSCC (Nominees) Limited	1,749,166,988	Overseas listed foreign shares
Nan Lung Holding Limited	1,033,650,000	Overseas listed foreign shares
China Securities Finance Corporation Limited	237,610,358	RMB-denominated ordinary shares
Zhong Hang Xin Gang Guarantee Co., Ltd.	75,000,000	RMB-denominated ordinary shares
Central Huijin Investment Ltd.	64,510,900	RMB-denominated ordinary shares
China National Aviation Corporation (Group) Limited	49,253,400	RMB-denominated ordinary shares
Zhao Xiao Dong	32,000,026	RMB-denominated ordinary shares
China Construction Bank Corporation – Boshi Industry Mixed Securities Investment Fun (LOF)	29,999,916	RMB-denominated ordinary shares
China Merchants Bank Co., Ltd.	26,862,225	RMB-denominated ordinary shares
Explanation of the connected relationship or acting in concert relationship of the above shareholders	Nan Lung Holding Limited ("Nan Lung") is incorporated in Hong Kong and a wholly-owned subsidiary of CSAHC. The Company is not aware of any other connected relationship between other shareholders. The H shares held by HKSCC Nominees Limited include the 31,120,000 H shares of the Company held by Yazhou Travel Investment Company Limited, a fourth level subsidiary of CSAHC incorporated in Hong Kong.	

(III) The controlling shareholder or actual controller

1. *Information of the controlling shareholders*

During the reporting period, there were no changes in the controlling shareholder or actual controller of the Company.

Name	China Southern Air Holding Company
Responsible person or legal representative	Wang Chang Shun
Date of Establishment	11 October 2002
Organisation code	10000589-6
Registered capital	RMB11,196,046,000
Major business operation	To operate all the state-owned assets and state-owned equities being invested into CSAHC and its joint stock companies
Future development strategies	Taking air transportation as its core business, to interoperate and develop in hand with related industries, and become a large-scale air transportation group with comprehensive competitiveness and strong capability in creating values.
Ownership of other domestic and overseas listed companies controlled or invested during the reporting period	TravelSky Technology Limited (shareholding of 11.94%)

2. *Information of de facto controllers*

The chart below indicates the ownership and controlling relationship between the Company and de facto controllers:



State-owned Assets Supervision and Administration Commission of the State Council
100%
China Southern Air Holding Company
100%
Nan Lung Holding Limited
100%
TravelSky Technology (Hong Kong) Limited
41.14%
10.53%
100%
Yazhou Travel Investment Company Limited
0.32%
China Southern Airlines Company Limited

3. *Other information of the controlling shareholder and actual controllers*

CSAHC was established on 11 October 2002 and is a large-scale state-owned air transportation group with China Southern Airlines (Group) Company as its main core entity, together with Xinjiang Airlines Company and China Northern Airlines Company. CSAHC is one of the three core air transportation groups directly managed by the State-owned Assets Supervision and Administration Commission which specializes in relevant industries including air transportation and cargo logistics, aero engines maintenance, import & export trading, financing, construction and development and media and advertising.

The strategic position of the CSAHC is to put the aviation transportation as the core, to develop the related industries synergies to maintain an aviation industry group with comprehensive competitiveness and sustainable profitability. Insisting on maintaining its core values of "Customer First, Respecting Talents, Pursuit of Excellence, Continuous Innovation and Favourable Return" while maintaining its vibrant vision and mission of becoming a major world-class airline, the number one choice for travellers and highly respected by its staff and employees, CSAHC works to continually enhance its service brand to be the very best in China and the first-rate across Asia.

(IV) Other corporate shareholders with more than 10% shareholding

Currency: HKD

Name of corporate shareholders	Responsible person or legal representative	Date of Establishment	Organisation code	Registered capital	Major business operation or management activities
Nan Lung Holding Limited	Wang Jian Jun	September 1992	Not applicable	1,674,497,600	Investment holding

IV. DISCLOSURE OF INTERESTS

As at 31 December 2015, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests and short positions in the shares (the "Shares") and underlying shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the SFO:

Name of shareholders	Capacity	Types of Shares	8064Number of Shares held	% of the total issued A Shares of the Company	% of the total issued H Shares of the Company	% of the total issued share capital of the Company
CSAHC (Note)	Beneficial owner	A Shares	4,039,228,665 (L)	57.52%	–	41.14%
	Interest of controlled corporations	H Shares	1,064,770,000 (L)	–	38.10%	10.85%
		Sub-total	5,103,998,665 (L)	–	–	51.99%
Nan Lung (Note)	Beneficial owner Interest of controlled corporations	H Shares	1,064,770,000 (L)	–	38.10%	10.85%

Note:

CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

Save as disclosed above, as at 31 December 2015, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the shares or underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

Directors, Supervisors, Senior Management and Employees

I. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(I) Directors, supervisors and senior management

As at the end of the reporting period, the directors, supervisors and senior management of the Company were as follows:

Name	Position	Gender	Age	Appointment date for the term of office	Expiry date for the term of office
Directors					
Tan Wan Geng	Vice Chairman of the Board	Male	51	24 January 2013	26 December 2016
	Executive Director			15 June 2006	26 December 2016
	President			13 January 2009	26 December 2016
Yuan Xin An	Non-executive Director	Male	59	30 November 2011	26 December 2016
Yang Li Hua	Non-executive Director	Female	60	24 January 2013	26 December 2016
Zhang Zi Fang	Executive Director	Male	57	30 June 2009	26 December 2016
	Executive Vice President			27 December 2007	26 December 2016
Li Shao Bin	Executive Director	Male	51	24 January 2013	26 December 2016
Ning Xiang Dong	Independent Non-executive Director	Male	50	29 December 2010	26 December 2016
Liu Chang Le	Independent Non-executive Director	Male	64	30 November 2011	26 December 2016
Tan Jin Song	Independent Non-executive Director	Male	51	26 December 2013	26 December 2016
Guo Wei	Independent Non-executive Director	Male	53	30 June 2015	26 December 2016
Jiao Shu Ge	Independent Non-executive Director	Male	50	30 June 2015	26 December 2016
Supervisors					
Pan Fu	Chairman of the Supervisory Committee	Male	53	29 December 2010	26 December 2016
Li Jia Shi	Supervisor	Male	54	30 June 2009	26 December 2016
Zhang Wei	Supervisor	Female	49	25 June 2008	26 December 2016
Yang Yi Hua	Supervisor	Female	55	16 June 2004	26 December 2016
Wu De Ming	Supervisor	Male	57	26 December 2013	26 December 2016
Senior Management					
Ren Ji Dong	Executive Vice President	Male	51	7 May 2009	26 December 2016
Wang Zhi Xue	Executive Vice President	Male	55	3 August 2012	26 December 2016
Li Tong Bin	Executive Vice President	Male	54	30 April 2014	26 December 2016
	Chief Engineer			14 September 2015	26 December 2016
Su Liang	Chief Economist	Male	53	27 December 2007	26 December 2016
Chen Wei Hua	Chief Legal Adviser	Male	49	16 June 2004	26 December 2016
Guo Zhi Qiang	COO Marketing & Sales	Male	52	27 September 2012	26 December 2016
Xie Bing	Secretary to the Board	Male	42	26 November 2007	26 December 2016
Feng Hua Nan	COO Flight Safety	Male	53	15 August 2014	26 December 2016
Xiao Li Xin	Chief Accountant	Male	49	27 March 2015	26 December 2016
	Chief Financial Officer			27 March 2015	26 December 2016

(II) Other positions held in other Companies by Directors, Supervisors and Senior Management

1. Positions held in shareholder entities

Name	Name of entities	Position	Appointment date	Expiry date
Yuan Xin An	China Southern Air Holding Company	Executive Vice President	28 September 2007	To date
Yang Li Hua	China Southern Air Holding Company	Executive Vice President	22 May 2009	To date
Pan Fu	China Southern Air Holding Company	Team Leader of the Discipline Inspection Commission	27 October 2010	To date
Zhang Wei	China Southern Air Holding Company	Director of the Audit Division	8 October 2007	To date

2. Positions held in other entities

Name of position holder	Name of other entities	Position(s) held in other entities
Yuan Xin An	TravelSky Technology Limited	Non-executive director
	Guangzhou Southern Airlines Construction Company Limited	Chairman
	MTU Maintenance Zhuhai Company Limited	Chairman
	Shenzhen Air Catering Company Limited	Chairman
	China Aircraft Services Limited	Director
Yang Li Hua	Southern Airlines Culture and Media Company Limited	Chairman
	China Southern Airlines Group Property Management Company Limited	Chairman
	China Southern Airlines Group Ground Services Company Limited	Chairman
	Southern Airlines Group Import and Export Trading Company Limited	Chairman
Li Shao Bin	Guangzhou Southern Airlines Supervision of Construction Company Limited	Chairman
	Southern Airlines Guangdong Pearl Company Limited	Chairman
Ning Xiang Dong	Sichuan Changhong Electric Company Limited	Independent director
	Aerospace Hi-Tech Holding Group Company Limited	Independent director
	Yango Group Company Limited	Independent director
	Weichai Power Company Limited	Independent director
	Sinopec Sales Company Limited	Independent director
Liu Chang Le	Phoenix Satellite Television Holdings Limited	Chairman and Chief Executive Officer
Tan Jin Song	Guangzhou Hengyun Enterprises Holdings Limited	Independent director
	Poly Real Estate Company Limited	Independent director
	Welling Holding Limited	Independent non-executive director
	Zhuhai Huafa Industrial Company Limited	Independent director
Guo Wei	Digital China Holdings Limited	Chairman of Board
	Digital China Information Service Company Limited	Chairman
	HC International, Inc.	Non-executive director
	Shanghai Pudong Development Bank Company Limited	Independent director
	Kosalaki Investments Limited	Director

Name of position holder	Name of other entities	Position(s) held in other entities
Jiao Shu Ge	CDH CHINA MANAGEMENT COMPANY LIMITED	President
	Fujian Nanping Nanfu Battery Company Limited	Chairman
	Hainan Clear water Bay Tourism Company Limited	Chairman
	Hainan Aloha Hotels Company Limited	Chairman
	Shanghai Qing Chen Real Estate Development Company Limited	Chairman
	Shanghai Bai An Yi Xing Investment Company Limited	Chairman
	Shanghai Hightech Pharmaceutical Company Limited	Chairman
	Shanghai Zhangjiang Biotechnology Company Limited	Chairman
	Shanghai Mai Tai Ya Bo Biotechnology Company Limited	Chairman
	Henan Shuanghui Investment & Development Company Limited	Vice Chairman
	Inner Mongolia Hetao Spirit Group Company Limited	Vice Chairman
	CDH Equity Investment Management (Tianjin) Company Limited	Director
	Beijing Taiyang Pharmaceutical Industry Company Limited	Director
	Henan Luohe Shineway Industry Group Company Limited	Director
	Shine C Holding Limited	Director
	WH Group Limited	Director
	United Global Food (US) Holdings, Inc.	Director
	Smithfield Foods, Inc.	Director
	Rotary Vortex Ltd	Director
	Joyoung Company Limited	Director
	Chery Automobile Company Limited	Director
	Mabtech Limited	Director
	Mabtech Holdings Limited	Director
	GeneMab Limited	Director
	China Mengniu Dairy Company Limited	Independent director
	Tianjin Guan Jing Investment Advisory Company Limited	Chairman
	Plymouth Hainan Pharmaceutical Company Limited	Director
	Shanghai Haimozexin Pharmaceutical Technology Development Company Limited	Director
	Shanghai Haimo Biotechnology Company Limited	Director
	Tianjin Wei Yuan Investment Management Company Limited	Executive director
	Wei Jun Investment Advisory Company Limited	Executive Director and General Manager
	Ningbo Economic and Technological Development Zone Xu Bo Investment Advisory Company Limited	Executive Director and General Manager
	Beijing Yuan Bo Heng Rui Investment Advisory Company Limited	Director and Manager
	Shenzhen CDH Venture Capital Management Company Limited	Director
Li Jia Shi	Southern Airlines Culture and Media Company Limited	Vice Chairman
Zhang Wei	Southern Airlines Group Finance Company Limited	Chairman of Supervisory Committee
	Southern Airlines Culture and Media Company Limited	Chairman of Supervisory Committee
	Southern Airlines Group Import and Export Trading Company Limited	Chairman of Supervisory Committee
	Guangzhou Southern Airline Construction Company Limited	Director

Name of position holder	Name of other entities	Position(s) held in other entities
Yang Yi Hua	Xiamen Airlines Company Limited	Supervisor
	Guizhou Airlines Company Limited	Chairman of Supervisory Committee
	Zhuhai Airlines Company Limited	Convener of Supervisory Committee
	Chongqing Airlines Company Limited	Supervisor
	Guangzhou Baiyun International Logistic Company Limited	Chairman of Supervisory Committee
	Southern Airlines Group Finance Company Limited	Supervisor
	Beijing China Southern Airlines Ground Service Company Limited	Convener of Supervisory Committee
	Nan Lung International Freight Limited	Chairman of Supervisory Committee
	Guangzhou Southern Airlines Supervision of Construction Company Limited	Supervisor
	Guangzhou Air Cargo Terminals Company Limited	Chairman of Supervisory Committee
Wang Zhi Xue	Zhuhai Airlines Company Limited	Chairman
Su Liang	Sichuan Airlines Company Limited	Director
	Xiamen Airlines Company Limited	Director
Chen Wei Hua	Xiamen Airlines Company Limited	Director
Guo Zhi Qiang	Xiamen Airlines Company Limited	Director
	Guangzhou Nanland Air Catering Company Limited	Chairman
	Guangzhou Baiyun International Logistic Company Limited	Chairman
Li Tong Bin	Guangzhou Aircraft Maintenance Engineering Company Limited	Chairman
	Shenyang Northern Aircraft Maintenance Engineering Co., Ltd.	Chairman
Feng Hua Nan	Zhuhai Xiang Yi Aviation Technology Company Limited	Chairman
	China Southern West Australian Flying College Pty Ltd.	Chairman
Xiao Li Xin	Guangzhou Air Cargo Terminals Company Limited	Director
	China Southern Airlines Overseas (Hong Kong) Company Limited	Director
	Guizhou Airlines Company Limited	Chairman
	Xiamen Airlines Company Limited	Director

(III) Changes in Directors, Supervisors and Senior management

During the reporting period, changes in the directors, supervisors and senior management were as follows:

Name	Position	Change	Reason of change
Xu Jie Bo	Executive Director	Resigned	On 5 January 2015, Mr. Xu Jie Bo tendered his resignation as a director to the Board as he was under investigation on suspicion of job-related crimes.
Xu Jie Bo	Executive Vice President, Chief Financial Officer and and Chief Accountant	Removed	Under investigation
Zhou Yue Hai	Executive Vice President	Removed	Under investigation
Hu Chen Jie	Chief Information Officer	Removed	Change of job nature.
Wang Quan Hua	Non-executive Director	Resigned	On 25 March 2015, Mr. Wang Quan Hua tendered his resignation as the non-executive Director due to retirement.
Xiao Li Xin	Chief Financial Officer and Chief Accountant	Appointed	Newly appointed
Wei Jin Cai	Independent Non-executive Director	Resigned	On 9 April 2015, Pursuant to relevant requirements of Opinions on Further Regulation on Party and Political Leaders and Cadres Working Part-time (Holding Office) in Enterprises (《關於進一步規範黨政領導幹部在企業兼職（任職）問題的意見》), Mr. Wei Jin Cai tendered his resignation as an independent non-executive director of the Company to the Board which took effect upon the date of 30 June 2015.
Guo Wei	Independent Non-executive Director	Elected	On 30 June 2015, Mr. Guo Wei was elected as an independent non-executive Director at the 2014 annual general meeting of the Company.
Jiao Shu Ge	Independent Non-executive Director	Elected	On 30 June 2015, Mr. Jiao Shu Ge was elected as an independent non-executive Director at the 2014 annual general meeting of the Company.
Li Tong Bin	Executive Vice President and Chief Engineer	Appointed	Newly appointed
Liu Qian	Executive Vice President	Removed	Under investigation
Si Xian Min	Chairman of the Board and Non-executive Director	Resigned	On 15 January 2016, Mr. Si Xian Min tendered his resignation as a Director due to personal reason.

(IV) Changes of Information of Directors and Supervisors under Rule 13.51B(1) of Listing Rules

Below are the information relating to the changes of Directors and Supervisors required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the date of 2015 interim report:

1. Mr. Yuan Xin An, the Non-executive Director, resigned as the chairman of Dalian Acacia Town Villa Co., Ltd., SAIETC and China Southern Airlines Group Construction and Development Company Limited. He was appointed as the chairman of Guangzhou Southern Airline Construction Company Limited and non-executive director of TravelSky Technology Limited.

2. Ms. Yang Li Hua, the Non-executive Director, was appointed as the chairman of SAIETC.

3. Mr. Tan Jin Song, the Independent Non-executive Director, resigned as Guangzhou Zhongda Holding Co., Ltd., and was appointed as the independent director of Zhuhai Huafa Industrial Co., Ltd.

4. Mr. Ning Xiang Dong, the Independent Non-executive Director, was appointed as the independent director of Sinopec Marketing Co., Ltd.

Save as disclosed above, there is no other information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

(V) Changes in the number of Share held by Directors, Supervisors and Senior Management and their remuneration

Currency: RMB

Name	Position	Number of Shares held as at the beginning of the reporting period (shares)	Number of Shares held as at the end of the reporting period (shares)	Increase or Decrease of Shares during the year (shares)	The total remuneration before tax received from the Company during the reporting period (RMB'000)	Had received remuneration from related party of the Company
Directors						
Tan Wan Geng	Vice Chairman, Executive Director and President	0	0	0	0	Yes
Yuan Xin An	Non-executive Director	0	0	0	0	Yes
Yang Li Hua	Non-executive Director	0	0	0	0	Yes
Zhang Zi Fang	Executive Director and Executive Vice President	0	0	0	0	Yes
Li Shao Bin	Executive Director	0	0	0	773	No
Ning Xiang Dong	Independent Non-executive Director	0	0	0	150	No
Liu Chang Le	Independent Non-executive Director	0	0	0	150	No
Tan Jin Song	Independent Non-executive Director	0	0	0	150	No
Guo Wei[1]	Independent Non-executive Director	0	0	0	75	No
Jiao Shu Ge[1]	Independent Non-executive Director	0	0	0	75	No
Supervisors						
Pan Fu	Chairman of the Supervisory Committee	0	0	0	0	Yes
Li Jia Shi	Supervisor	0	0	0	775	No
Zhang Wei	Supervisor	0	0	0	0	Yes
Yang Yi Hua	Supervisor	0	0	0	332	No
Wu De Ming	Supervisor	0	0	0	591	No
Senior Management						
Ren Ji Dong	Executive Vice President	0	0	0	774	No
Wang Zhi Xue[2]	Executive Vice President	0	0	0	1,377	No
Li Tong Bin	Executive Vice President and Chief Engineer	0	0	0	636	No
Su Liang[3]	Chief Economist	0	0	0	134	No
Chen Wei Hua	Chief Legal Adviser	0	0	0	705	No
Guo Zhi Qiang	COO Marketing & Sales	0	0	0	701	No
Xie Bing	Company Secretary	0	0	0	701	No
Feng Hua Nan[2]	COO Flight Safety	0	0	0	1,134	No
Xiao Li Xin[4]	Chief Accountant and Chief Financial Officer	0	0	0	317	No

Note:

1. Mr. Guo Wei and Mr. Jiao Shu Ge, both are Independent Non-executive Directors, had taken office since 30 June 2015 and their remuneration disclosure period started from July 2015 to December 2015;

2. Mr. Wang Zhi Xue, an Executive Vice President and Mr. Feng Hua Nan, the COO Flight Safety also served as pilots, and their remunerations were inclusive of crew allowance;

3. Mr. Su Liang, the Chief Economist, was designated to Skyteam, therefore he didn't receive any remuneration from the Company, and the Company paid applicable insurance and housing fund for him;

4. Mr. Xiao Li Xin, the Chief Accountant and Chief Financial Officer, had taken office since 27 March 2015 and his remuneration disclosure period starting from April 2015 to December 2015;

5. Mr. Wei Jin Cai, a former Independent Non-executive Director, had resigned since 30 June 2015 and his received remuneration before tax was RMB75,000 during the terms of office;

6. Mr. Hu Chen Jie, the former Chief Information Officer, was a publicly recruited senior management staff who had no longer held the position since 27 February 2015. His received remuneration before tax was RMB542,000 during the terms of office;

7. Liu Qian, the former Executive Vice President, had no longer held the position since 16 October 2015. His received remuneration before tax was RMB1,282,000 during the terms of office and his remuneration were inclusive of crew allowance;

8. Xu Jie Bo, the former Executive Director, Executive Vice President, Chief Accountant and Chief Financial Officer of the Company, and Zhou Yue Hai, the former Executive Vice President, had no longer held the positions since 5 January 2015 and they received no remuneration during their terms of office.

9. Si Xian Min, the former Chairman of the Board and Non-executive Director, received no remuneration from the Company during the reporting period;

During the reporting period, the current Directors, Supervisors and Senior Management or the Directors, Supervisors and Senior Management who resigned during the reporting period has not held or dealt with shares of the Company.

As at 31 December 2015, none of the Directors, Chief Executive or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 of the Listing Rules.

(VI) Emolument Policy of Directors, Supervisors and Senior Management

The Directors, Supervisors and Senior Management of the Company received remuneration annually. Remuneration of Directors and Supervisors are adjusted and paid pursuant to Administrative Measures on Remuneration of Directors of China Southern Airlines Company Limited approved at the shareholders' meeting. Remuneration of Senior Management are adjusted and paid pursuant to Administrative Measures on Remuneration of Senior Management and approval of the Board.

The emolument policy of the Directors and senior management of the Company are recommended by the Remuneration and Assessment Committee to the Board, having regard to the Group's operating results, individual performance and comparable market statistics in accordance with the above-mentioned rules of the Group.

On 30 November 2011, the Company's General Meeting approved the "H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" with an aim to provide a medium to long term incentive to certain Directors, senior management, managerial personnel and key technical of the Company and promote the continuous development of the business of the Group, details of the scheme is set out in note 49(c) to the financial statements prepared under IFRSs.

Details of the remuneration of the Directors, Supervisors and senior management of the Company are set out in note 56 to the financial statements prepared under IFRSs.

Details of other employees' retirement and housing benefits are set out in notes 14 and 49 to the financial statements prepared under IFRSs.

Band **HK$**	**Number of Senior Management** **2015**	**2014**
0-500,000	**3**	1
500,001-1,000,000	**6**	7
1,000,001-1,500,000	**3**	2
1,500,001-2,000,000	**0**	3
Total	**12**	13

(VII) Service Contracts of the Directors and Supervisors

None of the Directors or Supervisors has entered or proposed to enter into any service contracts with the Company or its subsidiaries which are not determinable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

(VIII) Profiles of Current Directors, Supervisors and Senior Management

Directors

Tan Wan Geng, male, born in August 1964, 51, graduated from Zhongshan University, majoring in regional geography, with qualification of Master postgraduate degree. He is an economist and a member of Communist Party of China (CPC). Mr. Tan began his career in August 1990 and served as the head of the Infrastructure Department and Director of Human Resources and Administration Department of the Beijing Aircraft Maintenance and Engineering Corporation from 1992 to 1996. He served as the Deputy Director General of Human Resources Division of the Civil Aviation Administration of China (CAAC) from May 1996 to September 1998. Subsequently, Mr. Tan served as the Deputy Director General of Personnel and Education Division of the CAAC from September 1998 to December 2000. He had been the Director General and Party Secretary of the CAAC Northeastern Region from December 2000 to January 2006, and became the Party Secretary and Executive Vice President of the Company from January 2006 to February 2007. He has been the Director of the Company since June 2006. He had been the Party Member of CSAHC and the Party Secretary and Executive Vice President and Director of the Company from February 2007 to January 2009. He had been the Party Member of CSAHC and the President, the Party Secretary and the Director of the Company from January 2009 to February 2009. He had been the Party Member of CSAHC and the President, the Deputy Party Secretary and the Director of the Company from February 2009 to May 2011. He was the Party Member of CSAHC and the President, the Deputy Party Secretary and the Director of the Company from May 2011 to January 2013. Since January 2013, Mr. Tan has been the Party Member of CSAHC and the President, the Deputy Party Secretary and the Vice Chairman of the Board of the Company. (Mr. Tan has been a member of the 11th CPC Guangdong Provincial Committee since January 2016.)

Yuan Xin An, male, born in February 1957, 59, received university education in Aeronautical Machinery from Air Force Engineer University in Xi'an and is a senior engineer. Mr. Yuan is a CPC member and began his career in December 1976. He served as the Chief Inspection of Quality Supervision Division of Maintenance Factory of Guangzhou Bureau of the Civil Aviation Administration, the Manager of Inspection and Vice Director of Guangzhou Aircraft Maintenance Engineering Co., Ltd. from 1987 to 1997. He was the Vice President of Engineering Department of the Company from April 1997 to October 1998. Mr. Yuan then served as the Vice President of the Guangzhou Aircraft Maintenance Engineering Co., Ltd. from October 1998 to November 2000. He became the Chief Engineer and the General Manager of Engineering Department of the Company from November 2000 to April 2002. He was then the Standing Member of Party Committee and the Executive Vice President of the Company from April 2002 to February 2007. He served as the Assistant of President of CSAHC and was also the Standing member of Party Committee and the Executive Vice President of the Company from February 2007 to December 2007. He has been the Party Member and the Executive Vice President of CSAHC since September 2007, and has held a concurrent post of Chief Legal Adviser of CSAHC since July 2008. Since November 2011, Mr. Yuan has been the Director of the Company. For now, he is also appointed as the Chairman of MTU Maintenance Zhuhai Co., Ltd., Guangzhou Southern Airlines Construction Company Limited and Shenzhen Air Catering Co., Ltd., Non-executive Director of TravelSky Technology Limited and Director of China Aircraft Services Limited.

Yang Li Hua, female, born in November 1955, 60, graduated with a Master degree from the Party School of the Central Committee of CPC majoring in economics. Ms. Yang is a CPC member who began her career in February 1973. She served as the Deputy Head of In-flight Service Team of the Chief Flight Corps Team of the Beijing Bureau of Civil Aviation Administration and the Head of the In-flight Service Team, Manager of In-flight Service Division of Air China International Corporation from 1984 to 1995. She served as the Deputy Head of the Chief Flight Team of Air China International Corporation from July 1995 to September 2000. Subsequently, she was appointed as the General Manager of the Passenger Cabin Service Division and Party Secretary of Air China International Corporation from September 2000 to October 2002. She was the Vice President of Air China International Corporation from October 2002 to September 2004. After that, she served as Standing Member of Party Committee and the Executive Vice President of Air China Limited from September 2004 to May 2009. Since May 2009, Ms. Yang has been the Party Member and Executive Vice President of CSAHC. From July 2010 to August 2012, Ms. Yang also acted as the Chairman of the Labour Union of CSAHC. Since January 2013, Ms. Yang has been the Director of the Company. For now, she also acts as President of China Southern Airlines Group Import and Export Trading Co., Ltd., China Southern Airlines Group Property Management Company Limited, Southern Airlines Culture and Media Co., Ltd. and China Southern Airlines Group Ground Services Co., Ltd.

Zhang Zi Fang, male, born in October 1958, 57, graduated with a college degree from foundation science profession for Party administrative cadres of Liaoning University. While Mr. Zhang was at work, he obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior expert of political science. Mr. Zhang is a CPC member and began his career in February 1976. He served as the Deputy Commissar of the Office, Deputy Commissar of Shenyang Flight Team, as well as Director and Commissar of Political Department of the China Northern Airlines Company from 1993 to 2000. He served as the Party Secretary of the Jilin Branch of China Northern Airlines Company and the General Manager of Dalian Branch from 2000 to 2003. He had been the Director of Political Works Department of CSAHC from October 2003 to February 2005. Subsequently, Mr. Zhang was appointed as the Deputy Party Secretary and Secretary of the Commission for Discipline of the Company from February 2005 to December 2007. He had been the Executive Vice President and the Deputy Party Secretary of the Company from December 2007 to February 2009. He was the Deputy Party Secretary and the Executive Vice President of the Company from February 2009 to August 2011. Mr. Zhang has been the Director of the Company since June 2009. He has been the Party member of CSAHC and the Party Secretary, the Executive Vice President and the Director of the Company since August 2011. (For now, he also serves as Vice Director General of China Air Transport Association and Guangdong Lingnan Culture Development Foundation.)

Li Shao Bin, male, born in April 1964, 51, graduated with a college degree from Chinese Language and Literature of Xiangtan Teachers' College. While Mr. Li was at work, he obtained a university degree from the Party School of the Central Committee of CPC majoring in economics and management and is an expert of political science. Mr. Li is a CPC member and began his career in July 1984. He served as the Deputy Director of Promotion Division of Political Department of the Guangzhou Bureau of Civil Aviation Administration, the Director of Promotion Department of the Company and the Deputy Director of Promotion Department of the China Southern Airlines (Group) Company from 1992 to 1999. He had been the Director of Political Division of Flight Department of the Company from December 1999 to May 2002. Mr. Li was the Deputy Party Secretary of Flight Department and Director of Political Division of the Company from May 2002 to May 2004. Subsequently, he was appointed as the Party Secretary of Guangzhou Flight Operations Division of the Company from May 2004 to March 2006. Mr. Li served as the Party Secretary and Deputy General Manager of Guangzhou Flight Operations Division of the Company from March 2006 to July 2012. Mr. Li has been the Chairman of the Labour Union of the Company since July 2012 and the Director of the the Company since January 2013. For now, Mr. Li also serves as the Chairman of Guangzhou Southern Airline Project Supervision Co., Ltd. and Guangdong Southern Airline Pearl Service Co., Ltd.

Ning Xiang Dong, male, born in May 1965, 50, graduated from the Quantitative Economics Faculty of the School of Economics and Management of Tsinghua University with a doctor degree. Mr. Ning began his career in 1990 and served as the assistant, lecturer and associate professor at Tsinghua University and the executive deputy director of the National Center for Economic Research (NCER) at Tsinghua University. He was also a visiting scholar at Harvard Business School, University of Illinois, University of New South Wales, University of Sydney and the Chinese University of Hong Kong, and the independent director of a number of listed companies including Datang Telecom Technology Co., Ltd., Shantui Construction Machine Co., Ltd., Hong Yuan Securities Co., Ltd. and Goer Tek Inc. Currently, he serves as the professor and the doctorate-tutor of the School of Economics and Management of Tsinghua University and the executive director of Centre for Corporate Governance of Tsinghua University. Mr. Ning has been the independent non-executive director of the Company since 29 December 2010. He is also the independent director of China Petroleum & Chemical Corporation and a number of listed companies including Aerospace Hi-Tech Holding Group Co., Ltd., Sichuan Changhong Electric Company Limited, Yango Group Co., Ltd. and Weichai Power Co., Ltd.

Liu Chang Le, male, born in November 1951, aged 64, was conferred an honorary doctoral degree in literature by the City University of Hong Kong and an honorary fellow by the United International College, and is a founder of Phoenix Satellite Television. Mr. Liu has been the Chairman and Chief Executive Officer of Phoenix Satellite Television Company Limited since 1996 and the Chairman and Chief Executive Officer of Phoenix Satellite Television Holdings Limited, a company listed on the Stock Exchange since 2000. Mr. Liu gained widespread recognition both locally and overseas for his enthusiasm for and achievements in the media industry. Mr. Liu is the recipient of numerous titles and awards, among which include "Wiseman of the Media Industry", "the Most Innovative Chinese Business Leaders in the Asia Pacific Region", "the Most Entrepreneurial Chinese Business Leaders", and has been awarded the "Robert Mundell Successful World CEO Award", the "Man of Year for Asia Brand Innovation Award", the "Person of the Year" award of the Chinese Business Leaders Annual Meeting and the "Business Person of the Year" award of DHL/SCMP Hong Kong Business Awards 2012. Since 2005, Mr. Liu has been the Chairman of the iEMMYs Festival. In 2008, Mr. Liu received the International Emmy Directorate Award granted by International Academy of Television Arts & Sciences. Mr. Liu was appointed as honorary chairman of World Chinese-language Media Cooperation Alliance in 2009 and appointed as special consultant to the 8th Council of the Buddhist Association of China in 2010. In 2014, he was appointed as Vice President of the 6th council of The Buddha's Light International Association, Board of Directors of Headquarters. Mr. Liu was a member of the Tenth and the Eleventh National Committee of the Chinese People's Political Consultative Conference, served as the Vice Chairman of the sub-committee on Education, Science, Culture, Health and Sport of the Eleventh National Committee of the Chinese People's Political Consultative Conference, and is serving as a member of standing committee of the Twelfth National Committee of the Chinese People's Political Consultative Conference. Mr. Liu has been appointed a Justice of the Peace by the government of the Hong Kong Special Administrative Region. In 2010, Mr. Liu was awarded the Silver Bauhinia Star by the government of the Hong Kong Special Administrative Region. Mr. Liu has been the independent non-executive director of the Company since 30 November 2011.

Tan Jin Song, male, born in January 1965, aged 51, graduated from Renmin University of China with an on-job doctor degree in Accounting. Mr. Tan is a Chinese Certified Public Accountant. Mr. Tan began his career in 1985 and was a teacher in Shaoyang School of Finance and Accounting of Hunan Province and the Deputy Dean of the School of Management of Zhongshan University. Mr. Tan is currently a professor and a doctorate-tutor of the School of Management of Zhongshan University. He is also a member of the MPAcc Education Instruction Committee, a member of China Institute of Internal Audit, Vice President of Guangdong Institute of Certified Public Accountants and a member of China Audit Society. Currently, Mr. Tan also serves as the independent director of Poly Real Estate Company Limited, Guangzhou Hengyun Enterprises Holdings Limited and Huafa Industrial Co., Ltd. Zhuhai. In addition, Mr. Tan also acts as the independent non-executive director of Welling Holding Limited. Mr. Tan has been the independent non-executive director of the Company since 26 December 2013.

Guo Wei, male, born in February 1963, aged 53, graduated from the Management Faculty of the Management Department of Graduate School of Chinese Academy of Social Sciences (formerly the Graduate School of University of Science and Technology of China) with a master degree in Engineering. Mr. Guo has extensive experience in business strategy development and business management. Mr. Guo was an executive director and Senior Vice President of Lenovo Group, Vice Chairman, President and the Chief Executive Officer of Digital China Holdings Limited (Digital China), director of Digiwin Software Co., Ltd. Currently, Mr. Guo serves as board chairman of Digital China and directors of a number of subsidiary and associated companies of Digital China. Mr. Guo also acts as the president of Digital China Information Service Company Ltd., the non-executive director of HC International Inc., the independent director of Shanghai Pudong Development Bank Co., Ltd. and the director of Kosalaki Investments Limited. In addition, Mr. Guo was also a member of the Twelfth National Committee of the Chinese People's Political Consultative Conference, a member of the Fourth Committee of the Advisory Committee for State Informatization and the president of the Sixth Council of Chinese Private Technology Entrepreneur Association. Mr. Guo was the recipient of numerous titles and important awards, among which include Top Ten Outstanding Youths in China (2002), the Future Economic Leaders in China (2003) and the First Session of China Youth Entrepreneurs Management Innovation award (2005), and was rated as one of the TOP 50 Most Influential Business Leaders in China consecutively for 2011, 2012 and 2013. Mr Guo has been the Non-executive Director of this company since 30 June, 2015.

Jiao Shu Ge, male, born in February 1966, aged 50, with a master degree, first graduated from the Control Theory Faculty of the Department of Mathematics of Shangdong University with a bachelor degree, and then graduated from the Systems Engineering Faculty of No. 2 Research Institute of the Ministry of Aerospace Industry with a master degree in Engineering. Mr. Jiao has extensive experience in funds management and equity management. Currently, Mr. Jiao is the Director and President of CDH China Management Company Limited (CDH Investments). He was a computer researcher of 710 Research Institute of the former Ministry of Aerospace Industry of China, the Deputy General Manager of China International Capital Corporation Ltd. (CICC) and is the founder of CDH Investments. Mr. Jiao was the non-executive directors of China Yurun Food Group Limited and China Shanshui Cement Group Limited. Currently, he is also the Director of the associated companies of CDH Investments, the independent non-executive director of China Mengniu Dairy Company Limited, the independent non-executive director and Vice Chairman of WH Group Limited, the director of Joyoung Co., Ltd., the Vice President of Henan Shuanghui Investment & Development Co.,Ltd. and the directors of a number of companies including Beijing TaiYang Pharmaceutical Industry Company Limited, Chery Automobile Co., Ltd., Inner Mongolia Hetao Spirit Group Co., Ltd., Fujian Nanping Nanfu Battery Co.,Ltd. and Shanghai Qingchen Real Estate Development Co., Ltd. Mr Jiao has been the company's Independent Non-executive Director since 30 June, 2015.

Supervisors

Pan Fu, male, born in February 1963, 53, graduated with a master degree from Chongqing University majoring in Power Systems and Automation, and is a senior engineer. Mr. Pan is a CPC member and began his career in July 1986, and served successively as the Deputy Head of the Planning Department of Electric Power Industry Bureau of Yunnan Province, the Deputy Director of the Planning & Development Department of Yunnan Electric Power Group Co., Ltd., the Deputy Director and director of Kunming Power Plant, the Deputy Chief Engineer and chief engineer of Yunnan Electric Power Corporation from 1994 to 2003. He served as the deputy director (work as chair) and Director of the Department of Security Supervision of China Southern Power Grid Company Ltd. from February 2003 to April 2004; served as the Director of the China Southern Power Grid Technology and Research Center from April 2004 to January 2005, and served as the General Manager (legal representative) and Deputy Party Secretary of the Guizhou Power Grid Corporation from January 2005 to November 2007. Mr. Pan served as the Director of the Planning Development Department of China Southern Power Grid Company Ltd. from November 2007 to November 2010. Mr. Pan has been the party member and team leader of the Discipline Inspection Commission of CSAHC since November 2010 and the supervisor & chairman of the Supervisory Committee of the Company since December 2010.

Li Jia Shi, male, born in May 1961, 54, graduated from Guangdong Polytechnic Normal University majoring in Economics and Mathematics, and obtained an Economic Administration bachelor degree from Correspondence School under the Party School of the CPC Central Committee and an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is an expert of political science. Mr. Li is a CPC member and began his career in August 1976. He served as the Deputy Head (work as chair) of the Organization Division of the Party Committee of the China Southern Airlines (Group) Company, the party secretary of Guangzhou Nanland Air Catering Company Limited from 1994 to 1999. Mr. Li served as the head of the Organization Division of the Party Committee of CSAHC from December 1999 to December 2003; and served as the Deputy Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company from December 2003 to December 2007. Mr. Li served as a member of the Standing Committee of the CPC, the Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company from December 2007 to February 2012. Mr. Li has been the supervisor of the Company since June 2009. He has been the team deputy leader of the Discipline Inspection Commission of CSAHC, and member of the Standing Committee of the CPC, Secretary of the Disciplinary Committee and Director of the Disciplinary Committee Office, and supervisor of the Company since February 2012. He also serves as the Vice Chairman of Southern Airlines Culture and Media Co., Ltd.

Zhang Wei, female, born September 1966, 49, has a master degree. She graduated from Tianjin University majoring in Investment Skills and Economics and is a senior accountant. Ms. Zhang is a CPC member and began her career in September 1988. She successively served as the General Manager Assistant of China Southern Airlines (Group) Company, the Deputy General Manager of the Finance Department of the Company, and the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC from 1999 to 2006. Ms. Zhang served as the General Manager and the Secretary of CPC General Branch of Southern Airlines Group Finance Company Limited from August 2006 to October 2007; served as the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC from October 2007 to October 2008. Since October 2008, she has been the Director of the Audit Division of CSAHC and the Supervisor of the Company since June 2008. Ms. Zhang has been a part-time Supervisor of the Board of Supervisors of Stated-owned Enterprises dispatched by SASAC on behalf of the State Council to CSAHC since January 2010, and has been a member of the Discipline Inspection Commission of CSAHC since February 2012. For now, she also acts as the Chairman of the Board of Supervisors of China Southern Airlines Group Import and Export Trading Co., Ltd., Southern Airlines Group Finance Company Limited, Southern Airlines Culture and Media Co., Ltd., Supervisor of MTU Maintenance Zhuhai Co., Ltd. and the Director of Guangzhou Southern Airline Construction Co., Ltd.

Yang Yi Hua, female, born in August 1960, 55, has an Economic Administration bachelor degree from Correspondence School under the Party School of the CPC Central Committee. She is an accountant and also a CPC member who began her career in August 1977. From 1996 to 2002, she first acted as Financial Manager of the Company and then Deputy General Manager of CSAHC's Audit Department. Ms. Yang has been the General Manager of the Company's Audit Department from May 2002 to September 2015, and the Supervisor of the Company since June 2004. For now, she is also appointed as Chairman of the Board of Supervisors of Guizhou Airlines and Nanlong International Freight Ltd., Convener of the Board of Supervisors of Beijing Southern Airline Ground Services Co., Ltd. and Zhuhai Airlines and Supervisor of Xiamen Airlines, Guangzhou Baiyun International Logistics Co., Ltd., Southern Airlines Group Finance Company Limited, Chongqing Airlines and Guangzhou Southern Airline Project Supervision Co., Ltd.

Wu De Ming, male, born in April 1958, 57, obtained a university bachelor degree from South China Normal University College of Continuing Education majoring in Political Administration, and is an Administration Engineer. He is a CPC member and began his career in February 1976. From 1991 to 2001, he was first appointed as political section's deputy director of the operation department of the Company, then member of the Party Committee, Deputy Secretary of the Party Committee and secretary of Committee for Discipline Inspection of Guangzhou ticket office of the Company, then Deputy Secretary and Secretary of Party General Branch of the ticket office at the Transportaion Department of the Company, and then Secretary of Party General Branch at Passenger Traffic Department of the Transportation Department of the Company. He was appointed as Director of the Disciplinary Supervision Department of CSAHC from March 2001 to December 2003, and General Director of the Supervision Bureau and Chief Officer of Disciplinary Committee Office of CSAHC from December 2003 to April 2009. He has been a member of Party Committee of the Marketing Management Committee of the Company, secretary to the Disciplinary Committee and Chairman of the Labour Union from April 2009 to November 2015, a member of Party Committee of the Marketing Management Committee of the Company, secretary to the Disciplinary Committee since November 2015 and has been the Supervisor of the Company since December 2013.

Senior Management

Ren Ji Dong, male, born in January 1965, 51, graduated from Nanjing University of Aeronautics and Astronautics, majoring in Aircraft Engine Design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer. Mr. Ren is a CPC member and began his career in August 1986. Mr. Ren served as the No. 2 Workshop Manager, Deputy Plant Manager and Deputy General Manager of Engineering Department of the aircraft maintenance factory of Urumqi Civil Aviation Administration (Xinjiang Airlines) from 1995 to 2000. He served as the Deputy Director (deputy general manager) and a member of the Standing Committee of the CPC of Urumqi Civil Aviation Administration (Xinjiang Airlines) from January 2000 to December 2001, and a member of the party committee and the Deputy General Manager of Xinjiang Airlines from December 2001 to June 2004, and the Party Secretary and Deputy General Manager of CSAHC Xinjiang Company from June 2004 to December 2004, the Party Secretary and Deputy General Manager of Xinjiang Branch of the Company from January 2005 to February 2015, a member of the Standing Committee of the CPC and the Executive Vice President of the Company from March 2005 to February 2007; a member of the Standing Committee of the CPC of the Company and the General Manager and Deputy Party Secretary of Xinjiang Branch from January 2007 to April 2009. Mr. Ren has been a member of the Standing Committee of the CPC of the Company and the Executive Vice President of the Company since May 2009.

Wang Zhi Xue, male, born in January 1961, 55, has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting, and obtained an on-job university degree from Civil Aviation Flight University of China majoring in Wingmanship, and is a command pilot. Mr. Wang is a CPC member, and began his career in February 1981. Mr. Wang successively served as the Deputy General Manager and Manager of the Flight Safety Technology Division of Zhuhai Airlines Company Limited, the Senior Flight Instructor of Model B737, Deputy Chief Pilot and Director of the Flight Safety Technology Division as well as the Deputy Chief Pilot and Manager of the Flight Safety Technology Management Division from 1995 to 2002 of Shantou Airlines Company Limited of CSAHC. He also acted as the Deputy General Manager of Shantou Airlines Company Limited from June 2002 to October 2004, and the General Manager of the Flight Management Division of the Company from October 2004 to February 2009, and the General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company from February 2009 to July 2012. Mr. Wang has been a member of the Standing Committee of the CPC, Executive Vice President and chief pilot of the Company since August 2012. For now, he also serves as Chairman of Zhuhai Airlines.

Li Tong Bin, male, born in December 1961, 54, has college qualification and graduated from Civil Aviation Institute of China majoring in Maintenance of Aircraft Electrical Equipment. He obtained on-job Master of Business Administration (MBA) from Hainan University and Executive Master of Business Administration (EMBA) form Tsinghua University, and is a senior engineer. Mr. Li is a CPC member and began his career in August 1983, and successively served as the Deputy Head of Technical Division of Aircraft Maintenance Plant, the head of Maintenance Plant and the deputy director of Aircraft Engineering Department (aircraft maintenance base), the Director of Aircraft Engineering Department (aircraft maintenance base) of China Northern Airlines Company, the General Manager of Jilin branch of China Northern Airlines Company from 1994 to 2003. He also acted as the Deputy General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from September 2004 to January 2005, the General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from January 2005 to April 2012, and the party secretary and Deputy General Manager of Northern Branch of the Company from April 2012 to April 2014. Mr. Li was the Chief Engineer, General Manager and Deputy Party Secretary of Aircraft Engineering Department of the Company from April 2014 to August 2015. Mr. Li has been a member of the Standing Committee of the CPC, Executive Vice President and Chief Manager, as well as General Manager and Deputy Party Secretary of Aircraft Engineering Department of the Company since September 2015. For now, Mr Li also serves as Chairman of Guangzhou Aircraft Maintenance Engineering Co., Ltd. and Shenyang Northern Aircraft Maintenance Co., Ltd.

Su Liang, male, born in April 1962, 53, graduated from the University of Cranfield, United Kingdom with a master degree majoring in Air Transport Management, and is an engineer. Mr. Su is a CPC member and began his career in December 1981. From 1998 to 2000, he successively served as Deputy General Manager of the Flight Operations Division, Deputy General Manager and Manager of Planning and Management Division of CSAHC Shenzhen Company. Mr. Su was the Secretary to the Board of the Company from July 2000 to December 2003, the Secretary to the Board and Director of Board Secretariat of the Company from December 2003 to November 2005, the Secretary to the Board and Vice Director of Commercial Steering Committee of the Company from November 2005 to February 2006, the Company Secretary and director of Company Secretary Office and Vice Director of Commercial Steering Committee of the Company from February 2006 to January 2007, and the Secretary to the Board and Director of Company Secretary Office from January 2007 to December 2007. Mr. Su has been the Chief Economist of the Company since December 2007. For now, he also serves as Director of Sichuan Airlines.

Chen Wei Hua, male, born in October 1966, 49, graduated from the School of Law of Peking University with a bachelor degree, who is an economist, a qualified lawyer in the PRC and a qualified corporate legal counselor. Mr. Chen is a CPC member and joined the aviation industry in July 1988. He successively served as Deputy Director of CSAHC, Deputy Director of the Office (director of the Legal Department) of the Company and CSAHC from 1997 to 2004. Mr. Chen was the Chief Legal Adviser of the Company and Director of the Legal Department of the Company from June 2004 to October 2008. Mr. Chen has been the General Counsel and General Manager of the Legal Department of the Company since October 2008. For now, he also acts as Director of Xiamen Airlines.

Guo Zhi Qiang, male, born in July 1963, 52, is an economist who graduated with a master degree from Party School of Xinjiang Uyghur Autonomous Region majoring in Business Administration. Mr. Guo is a CPC member and began his career in January 1981. He successively served as the Xi'an Office manager, Beijing Office manager and General Manager of Transportation Department of Xinjiang Airlines Manager; the Deputy General Manager of Xinjiang Airlines; the Beijing Office Director of CSAHC, the General Manager and the Party Secretary of China Southern Airlines Beijing Office from 1995 to 2004. He served as a member of the Standing Committee of the CPC and the Deputy General Manager of CSAHC Xinjiang Branch from June 2004 to December 2004, a member of the Standing Committee of the CPC and the Deputy General Manager of China Southern Airlines Xinjiang Branch from January 2005 to December 2005. Mr. Guo served as a member of Party Committee and the Deputy General Manager of the Shenzhen Branch of the Company from December 2005 to February 2008 and the President and Chief Executive Officer as well as Deputy Party Secretary of Chongqing Airlines Company Limited from February 2008 to May 2009. He served as a member of Party Committee and the Deputy Director of the Commercial Steering Committee of the Company from May 2009 to September 2009, the Director and Deputy Party Secretary of the Commercial Steering Committee of the Company from September 2009 to September 2012. Mr. Guo acted as the COO Marketing and Sales of the Company, the Director and the Deputy Party Secretary of the Commercial Steering Committee of the Company from September 2012 to July 2014. Mr. Guo has been the COO Marketing and Sales of the Company since July 2014. For now, he also serves as President of Guangzhou Nanland Air Catering Co., Ltd. and Guangzhou Baiyun International Logistics Co., Ltd.

Xie Bing, male, born in September 1973, 42, with a university degree, graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master degree of business administration, a master degree of business administration (international banking and finance) and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a Senior Economist, has the qualification for Company Secretary of companies listed on Shanghai Stock Exchange. Mr. Xie is a CPC member and began his career in July 1995. He successively served as the Assistant of Company Secretary of the Company, and the Executive Secretary of the General Office of CSAHC from 2003 to 2007. Mr. Xie has been the Company Secretary and Deputy Director of the Company Secretary Office from November 2007 to December 2009. Mr. Xie has been the Company Secretary and Director of the Company Secretary Office since December 2009.

Feng Hua Nan, male, born in November 1962, 53, graduated with a college degree from China Civil Aviation Flying College, majoring in Aircraft Piloting, and obtained an on-job master degree in Aeronautical Engineering from Beijing University of Aeronautics and Astronautics and an Executive Master of Business Administration (EMBA) from the School of Economics and Management of Tsinghua University. He is a commanding pilot. Mr. Feng is a CPC member and began his career in January 1983. He successively served as the Director of Zhuhai Flight Training Centre of China Southern Airlines (Group) Company and the Deputy General Manager of Flight Operation Division of the Company from 1994 to 1999. He was the General Manager of Flight Safety Technology Department from December 1999 to October 2002, and the General Manager of Flight Technology Management Department of the Company from November 2002 to September 2004. Mr. Feng also served as the Party Secretary and Deputy General Manager of Guizhou Airlines Company Limited from September 2004 to February 2006, and then served as the General Manager and Deputy Party Secretary of Guizhou Airlines Company Limited from February 2006 to July 2014. He has been the COO Flight Safety of the Company since August 2014. For now, he also serves as President of Zhuhai Xiang Yi Aviation Technology Co., Ltd. and China Southern West Australia Flight College.

Xiao Li Xin, male, born in June 1966, 49, graduated from Guangdong Academy of Social Sciences with a master degree in Economics and then obtained an on-job Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a qualified senior accountant and a certified public accountant. Mr. Xiao is a CPC member and began his career in July 1991. He served as the General Manager Assistant and Deputy General Manager of the Finance Department of the Company from 1999 to 2002, and served as the General Manager and Deputy Secretary of the General Party Branch of the Finance Department of the Company from January 2002 to February 2007. Mr. Xiao served as the deputy chief accountant and general manager of the Finance Department of the Company from February 2007 to October 2007, and served as the General Manager and Secretary of the General Party Branch of Southern Airlines Group Finance Company Limited from October 2007 to February 2008. He served as the General Manager and Party Secretary of Southern Airlines Group Finance Company Limited from February 2008 to March 2015. Mr. Xiao has been the Chief Accountant and Chief Financial Officer of the Company since March 2015. For now, he also serves as Chairman of Guizhou Airlines, Director of Xiamen Airlines and China Southern Airlines Overseas (Hong Kong) Co. Ltd.

Save as disclosed above, none of the above Directors, Supervisors or senior management of the Company has any relationship with any Directors, Supervisors, senior management, substantial shareholders of the Company.

II. PARENT COMPANY AND EMPLOYEES OF THE MAJOR SUBSIDIARIES

(I) Employees

As at 31 December 2015, the Group had an aggregate of 87,202 employees (31 December 2014: 82,132).

Number of current staff in the Company	65,205
Number of current staff in major subsidiaries	21,997
Total number of current staff	87,202

Professions composition **Categories by profession**	**Number of professionals**
Pilots	7,465
Cabin attendants (including part-time security personnel)	16,505
Air marshals	1,065
Engineering unit	12,108
Navigation unit	2,343
Passenger transportation unit	7,321
Cargo transportation unit	6,197
Ground services unit	9,146
Information unit	1,391
Financial unit	2,366
Others	21,295
Total	87,202

Educational level **Categories by education levels**	**Number (by person)**
Postgraduates	2,702
Undergraduates	34,836
Junior college	27,169
Technical School or below	22,495
Total	87,202

(II) Professions Composition Chart and Education Composition Chart


Professions composition
7,465
16,505
1,065
12,108
2,343
7,321
6,197
9,146
1,391
2,366
21,295
Pilots
Cabin attendants (including part-time security personnel)
Air marshals
Navigation unit
Engineering unit
Cargo transportation unit
Passenger transportation unit
Information unit
Ground services unit
Others
Financial unit


Educational composition
2,702
34,836
27,169
22,495
Postgraduates
Undergraduates
Junior college
Technical School or below

(III) Emolument Policy of Employees

"Respect talents, and reward employees" is important connotation of the Company. The Company has gradually formed adaptable compensation strategy during its development, namely the industry-leading compensation distribution system directed by the market price of labor force, centered on performance management which is established with post values as the basis and "legality, fair, efficient and harmony" as the principle, in order to share corporate development with the staff. During the reporting period, the Group constantly improved remuneration and labor management, strived to push ahead the management process of "integrated employment" taking "post management" as the guiding ideology, included various temporary workers and contract workers into a unified salary system, and gradually unify the compensation & benefit policies of all posts while establishing various career development channels based on characteristics of posts, which increased the employee's enthusiasm and enhanced the Company's cohesive force, producing positive impact on safety production and operation of the Company.

(IV) Training Plan

The Company's training plan for 2016 is as follows:

The first is to do well the key training programs. In respect of training for cabin attendants, we are planning to train 3,500 new recruited cabin attendants and air marshals, 1,000 first-class and business-class cabins attendants and 875 directors/chief attendants. In order to continuously optimize the operation structure of passenger cabin. In respect of meals and drinks, we will expedite the development and promotion of on-board brand means and drinks, brand new onboard wine and other excellent online courses, so as to promote the improvement of quality service levels in key fields. In aspect of leadership training, we are to complete with high quality the Company's 380 talents plan and the training of deputy posts at second tier organizations, develop case teaching for training of senior executives, with the coverage of online management training courses exceeding over 50%. In aspect of language training, we are to complete service English training for 190 attendants, English training for 230 pilots, and provide English training programs for ground service and security staffs.

The second is to do well the system establishment of course contents. We are to improve the standard of face-to-face teaching standards, strictly implement the improve plan, and improve the standardization level of courses; carry out precise analysis of development needs, and continuously develop excellent face-to-face courses; vigorously develop online courses, and provide at least 150 online E-learning courses, at least 200 online App micro courses, and at least 1,000 micro courses on We-Chat platform; we must, by closely adhering to the flight attendant course system, support the development of the contents which are to be integrated in the flight attendant courses, so as to promote implementation of the flight attendant course system.

The third is to do well the optimization of online learning platform. We will realize the connectivity among data from various platforms based on user feedbacks and in accordance with the functions and interface experience of iteration PC platform, mobile APP and WeChat public numbers, in an attempt to try the functions, performance and learning data of multi-dimensional analysis platform, locate trainees precisely, and provide targeted learning services.





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Corporate Governance Report

It is the firm belief of the Company that a good and solid corporate governance framework is essential to the sustained development of the Company and the enhancement of shareholders' value. The Company has always strived to strictly comply with the regulatory requirements of the China Securities Regulatory Commission, the Shanghai Stock Exchange, the Stock Exchange, the New York Stock Exchange Inc. and the United States Securities and Exchange Commission, and is committed to attaining and maintaining high standards of corporate governance and adopts principles of corporate governance emphasizing a quality board, accountability to all stakeholders, open communication and fair disclosure.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Board has reviewed the corporate governance practices of the Company, and considers that the Company has applied the principles of the corporate governance practices and adopted sound governance and disclosure practices accordingly. The Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the year ended 31 December 2015.

The corporate governance practices adopted by the Company are summarized below.

THE BOARD

The Board manages the Company's affairs on behalf of shareholders with the objective of enhancing the shareholder value. The Board, headed by the Chairman, is responsible for the formulation and the approval of the Group's development and business strategies and policies, approval of annual budgets and business plans, recommendation of dividend, ensuring a prudent and effective internal control system and monitoring the performance of the management in accordance with the Articles of Association, the rules and procedures of shareholders' general meeting and the rules and procedures of board meeting.

The major issues which were brought before the Board for their decisions included:

1. Direction of the operational strategies of the Group;

2. Setting the policies relating to key business and financial objectives of the Company;

3. Monitoring the performance of the management;

4. Approval of material acquisitions, investments, divestments, disposal of assets or any significant capital expenditure of the Group;

5. Ensuring a prudent and effective internal control system; and

6. Review of the financial performance and results of the Company.

Under the leadership of the President, the management of the Company is responsible for the day-to-day operations of the Group. The roles of the Chairman are separated from that of the President. Such division of responsibilities allows a balance of power between the Board and the management of the Group, and ensures their independence and accountability. The Chairman is the leader of the Board and he oversees the Board so that it acts in the best interests of the Group. The Chairman is responsible for deciding the agenda for each Board meeting, taking into account, where appropriate, matters proposed by other Directors for inclusion in the agenda. The Chairman has an overall responsibility for providing leadership, vision and direction in the development of the business of the Company. The President, assisted by the Executive Vice Presidents, is responsible for the day-to-day management of the business of the Group, attends to the formulation and successful implementation of policies, and assumes full accountability to the Board for all operations of the Group. Working with the Executive Vice Presidents and the executive management team of each core business division, the President ensures the effective operations and sustained development of the Group. He maintains a continuing dialogue with the Chairman and all Directors to keep them fully informed of all major business development issues. He is also responsible for building and maintaining an effective executive team to support him in his role. The Chairman and the President are not connected with each other. None of the other Directors is connected with one another.

As at 31 December 2015, the members of the Seventh Session of the Board comprise three non-executive Directors, three executive Directors and five independent non-executive Directors. Save as Mr. Si Xian Min resigned as an non-executive Director on 15 January 2016, all of the Directors shall hold their offices until the expiry of the terms of the Seventh Session of the Board. The brief biographical details of the Directors are set out on pages 93 to 101 of this Annual Report.

The Board held 34 meetings in 2015, all of which were convened in accordance with the Articles of Association. The Company held one general meeting in 2015, the Directors actively participated general meeting in person and have been doing their best to develop a balanced understanding of the views of shareholders.

The individual attendance of each Director, on a named basis, is as follows:

Name of Directors	(No. of Board Attended/ Eligible to attend	(No. of general meetings) Attended/ Eligible to attend
Non-Executive Directors ("NED")		
Si Xian Min (Chairman) (resigned on 15 January 2016)	24/34	1/1
Wang Quan Hua (resigned on 25 March 2015)	2/2	0/0
Yuan Xin An	34/34	0/1
Yang Li Hua	34/34	1/1
Executive Directors		
Tan Wan Geng (Vice Chairman and President)	34/34	1/1
Zhang Zi Fang (Executive Vice President)	34/34	0/1
Li Shao Bin	34/34	1/1
Independent non-executive Directors ("INED")		
Wei Jin Cai (resigned on 30 June 2015)	11/11	0/1
Ning Xiang Dong	34/34	1/1
Liu Chang Le	34/34	0/1
Tan Jin Song	34/34	1/1
Guo Wei (appointed on 30 June 2015)	23/23	0/1
Jiao Shu Ge (appointed on 30 June 2015)	23/23	1/1

The experience and views of our INEDs are held in high regard and serve as an effective guidance for the operation of the Group. The INEDs provide the Group with a wide range of expertise and experience and bring in independent judgment on issues relating to the Group's strategy, performance and management process, taking into account the interests of all shareholders. The INEDs represent one-third of the Board. One INED, Tan Jin Song, has the appropriate professional qualifications of accounting or related financial management expertise under Rule 3.10 of the Listing Rules. Pursuant to the guidelines on independence as set out in Rule 3.13 of the Listing Rules, the Board has received an annual independence confirmation from each INED and considers that all the INEDs are independent. In addition, their extensive experiences in business and finance are very important to the Company's successful development. In 2015, the INEDs expressed their views and opinions about certain matters relevant to the shareholders and the Company as a whole at board meetings.

The Board has adopted a board diversity policy setting out the approach to diversity of members of the Board. The Company recognises and embraces the benefits of diversity of Board members. It endeavours to ensure that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business.

All Board appointments will continue to be made on a merit basis with due regard for the benefits of diversity of the Board members. Selection of candidates will be based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, experience (professional or otherwise), skills and knowledge. The ultimate decision will be made upon the merits and contribution that the selected candidates will bring to the Board.

CONTINUOUS PROFESSIONAL DEVELOPMENT OF DIRECTORS

All Directors of the Company receive comprehensive, formal and tailored induction on appointment, so as to ensure understanding of the business and operations of the Group and directors' responsibilities and obligations under the Listing Rules and relevant regulatory requirements.

Directors of the Company are continually updated on developments in the statutory and regulatory regime, and the business and market changes to facilitate the discharge of their responsibilities and obligations under the Listing Rules and relevant statutory requirements. Continuing briefings and professional development for directors will be arranged as necessary.

During the 2015, the Company has provided updates and coordinated training on the Listing Rules and relevant regulatory requirements to all Directors.

All Directors of the Company as at 31 December 2015 actively participated in continuous professional development, by attending external seminars, attending in–house training or reading materials, with the topics covering regulations, corporate governance, finance and business, to develop their knowledge and skills.

BOARD COMMITTEES

The Company has put in place a Strategic Decision-making Committee, an Audit Committee, a Remuneration and Assessment Committee, a Nomination Committee and further details of the roles and functions and the composition of each of the committees are set out below:

STRATEGIC DECISION-MAKING COMMITTEE

The Strategic Decision-making Committee comprises four members and is chaired by Tan Wan Geng. The other three members are Ning Xiang Dong (INED), Liu Chang Le (INED) and Guo Wei (INED).

AUDIT COMMITTEE

The Audit Committee comprises three INEDs, one of whom, Tan Jin Song, possesses the appropriate professional qualifications or accounting or financial management expertise to understand financial statements. As at 31 December 2015, the Audit Committee was chaired by Tan Jin Song with Ning Xiang Dong and Jiao Shu Ge as the members of the Audit Committee. The Audit Committee has been provided with sufficient resources to discharge its duties and has access to independent professional advice if necessary.

The terms of reference of the Audit Committee are in compliance with the provision of C.3.3 of the Code, and applicable policies, rules and regulations that the Company is subject to. The details of the roles and functions of the Audit Committee are set out in the Terms of Reference of Audit Committee of the Company which has been published on the websites of the Stock Exchange and the Company at "www.hkexnews.hk" and "www.csair.com". In 2015, the Audit Committee carried out the work, amongst other things, to oversee the relationship with the external auditors, to review the Group's 2015 quarterly results, 2015 interim results and 2014 annual financial statements, to monitor compliance with statutory and listing requirements, to review the scope, if necessary, to engage independent legal or other advisers as it determines is necessary and to perform investigations. In addition, the Audit Committee also examined the effectiveness of the Company's internal controls, which involves regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risks and severity, in order to ensure the effectiveness of the Company's business operations and the realization of its corporate objectives and strategies. The scope of such examinations and reviews includes finance, operations, regulatory compliance and risk management. The Audit Committee also reviewed the Company's internal audit plan, and submitted relevant reports and concrete recommendations to the Board on a regular basis. In 2015, the Audit Committee also proposed to revise its terms of reference to reflect the amendments to the Corporate Governance Code, and the revised terms of reference of the Audit Committee has been approved by the Board.

The Audit Committee held 22 meetings in 2015. The Audit Committee has performed all its obligations under their terms of reference. The attendance of each member of the Audit Committee is as follows:

Members of the Audit Committee	(No. of meetings) Attended/ Eligible to attend
Tan Jin Song (Chairman)	22/22
Wei Jin Cai *(resigned on 30 June 2015)*	10/10
Ning Xiang Dong	22/22
Jiao Shu Ge *(appointed on 30 June 2015)*	12/12

EXTERNAL AUDITORS

The Audit Committee reviewed the performance, independence and objectivity of the Company's auditors and was satisfied with the results.

The Audit Committee concludes that the independence of the auditors of the Company has not been compromised by non-audit services provided for the Group. The Company hasn't change in its auditors in any of the preceding three years.

The 2013 and 2014 annual general meetings considered and approved the appointment of PricewaterhouseCoopers Zhong Tian LLP to provide professional services to the Company for its domestic financial reporting, U.S. financial reporting and internal control for the year 2014 and year 2015, respectively and and PricewaterhouseCoopers to provide professional services to the Company for its Hong Kong financial reporting for the year 2014 and year 2015, respectively.

The following table sets forth the type of, and fees for, the principal audit services and non-audit services provided by the Company's external auditor to the Group in 2014 and 2015:

	2015 RMB Million	2014 RMB Million
Audit fees	**15**	18
Non-audit fees	**0**	0
Total	**15**	18

REMUNERATION AND ASSESSMENT COMMITTEE

As at 31 December 2015, the Remuneration and Assessment Committee comprises three members and chaired by Ning Xiang Dong (INED) together with Tan Jin Song (INED) and Yuan Xin An (NED) as members.

The main responsibilities of the Remuneration and Assessment Committee are to make recommendations to the Board on the remuneration policy, structure and packages for Directors and senior management of the Company, and to establish regular and transparent procedures on remuneration policy development and improvement. In particular, the Remuneration and Assessment Committee has the duty to ensure that the Directors or any of their associates shall not be involved in the determination of their own remuneration packages. The details of the roles and functions of the Remuneration and Assessment Committee are set out in the Terms of Reference of Remuneration and Assessment Committee of the Company which has been published on the websites of the Stock Exchange and the Company at "www.hkexnews.hk" and "www.csair.com".

The Remuneration and Assessment Committee held 1 meeting in 2015, which was held according to its rules and procedures. The meeting reviewed the total remuneration accounts for the year 2013, the total remuneration budgets and accounts for the year 2014 and the total remuneration budget for the year 2015. The attendance of each member is as follows.

Members of Remuneration and Assessment Committee	(No. of meeting) Attended/Eligible to attend
Ning Xiang Dong (Chairman)	1/1
Tan Jin Song	1/1
Yuan Xin An	1/1
Wang Quan Hua (resigned on 25 March 2015)	0/0

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors' service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2015.

NOMINATION COMMITTEE

As at 31 December 2015, the Nomination Committee consists of three members, including Si Xian Min as chairman and Tan Jin Song (INED) and Jiao Shu Ge (INED) as members. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and executives and give advice to the Board by consideration of the board diversity policy; identify qualified candidates for Directors and executives; investigate and propose candidates for Directors and managers and other senior management members to the Board.

In accordance with relevant laws and regulations as well as the provisions of the Articles of Association, the Nomination Committee shall study and resolve on the selection criteria, procedures and terms of office for Directors and managers with reference to the Company's actual situation and the board diversity policy. Any resolution made in this regard shall be filed and proposed to the Board for approval and shall be implemented accordingly. The Nomination Committee is provided with sufficient resources to discharge its duties and independently engage intermediate agencies to provide professional advice on its proposals if necessary. The details of the roles and functions of the Nomination Committee are set out in the Terms of Reference of Nomination Committee of the Company which has been published on the websites of the Stock Exchange and the Company at "www.hkexnews.hk" and "www.csair.com".

The Nomination Committee held 3 meetings in 2015, to nominate Mr. Xiao Li Xin as the Chief Accountant and Chief Financial Officer of the Company, Mr. Guo Wei and Mr. Jiao Shu Ge as the INEDs and Mr. Li Tong Bin as the Executive Vice President and Chief Engineer of the Company, respectively. The Nomination Committee has performed all its obligations under their terms of reference in 2015. The attendance of each member of the Nomination Committee is as follows:

Members of the Nomination Committee	(No. of meetings) Attended/Eligible to attend
Si Xian Min (Chairman)	3/3
Wei Jin Cai (resigned on 30 June 2015)	2/2
Tan Jin Song	3/3
Jiao Shu Ge (appointed on 30 June 2015)	1/1

CORPORATE GOVERNANCE FUNCTIONS

The Board is responsible for performing the corporate governance duties set out in the code provision D.3.1 of the revised Corporate Governance Code.

During the year, the Board devised a board diversity policy in accordance with a new Code Provision, and reviewed the compliance of the Model Code and disclosure in this Corporate Governance Report during the Board meeting to approve the annual result.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF LISTED ISSUERS

Having made specific enquiries with all the Directors and Supervisors, they confirmed that the Directors had for the year ended 31 December 2015 complied with the Model Code. The code of conduct adopted by the Company regarding securities transactions by Directors and Supervisors is no less stringent than the Model Code.

RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The following statement, which sets out the responsibilities of the Directors in relation to the financial statements, should be read in conjunction with, but distinguished from, the reports prepared by the auditors of the Company, which acknowledges the reporting responsibilities of the Group's auditors.

The Directors are responsible for the preparation of periodic accounts for each financial year which should give a true and fair view of the state of affairs, results and cash flows of the Group during that period.

The responsibilities of the Company's external auditor, PricewaterhouseCoopers, are set out on page 122. The Directors consider that in preparing the financial statements, the Group uses appropriate accounting policies that are consistently applied, and that all applicable accounting standards are followed.

The Directors are responsible for ensuring that the Group keeps accounting records which disclose with reasonable accuracy the financial position of the Group and which enable the preparation of financial statements in accordance with PRC laws and regulations and disclosure requirements of the Hong Kong Companies Ordinance and the applicable accounting standards.

COMMUNICATIONS WITH SHAREHOLDERS AND INVESTOR RELATIONS

The Board believes that a transparent and timely disclosure of the Group's information will enable shareholders and investors to make the best investment decision and to have better understanding on the Group's business performance and strategies. It is also vital for developing and maintaining continuing investor relations with the Company's potential and existing investors.

During the reporting period, the Company enhanced communications with investors by holding results presentations and roadshows, and participating in investor meetings, etc. The Company carried out in-depth exchanges with investors, considered extensive suggestions from investors and kept its management team abreast of market feedback in a timely manner, thereby effectively achieving a two-way communication between the capital market and the listed company. The Company also enhanced daily communication with its shareholders through telephone, e-mail, and online meetings for explaining cash dividend distribution, etc, so as to effectively safeguard the interests of minority shareholders. In addition, the Company continuously improved its investor relations website and enhanced positive interaction with the capital market, thus creating more opportunities for face-to-face communication with investors.

During the reporting period, the Company's investor relations management focused on establishing the Company's capital market image of internationalization strategy and differential management. In light of the different needs of investors, we pay attention to pertinence and speciality in communication content, enabling the investors to better understand the Company's management status and future development strategy. In 2015, the Company continued the positive and frank communication with investors and analysts through multiple ways including results announcement and roadshows, and completed more than 940 person-time exchanges with investors, analysts and fund managers, among which more than 130 person-time exchanges were completed through results announcement and roadshows; more than 300 person-time exchanges were completed through participation of securities trader investment forums and strategy meetings held at home and abroad, and more than 510 person-time exchanges were completed through company visits and teleconferences.

The Company also attained high importance on interaction via network platforms, organized online cash bonus seminar via "e-interaction" communication platform of Shanghai Stock Exchange, and disclosed the receptions of investor surveys on "e-interaction", so as to facilitate the investors to inquire and understand the latest trends of the Company. We participated the collective investor reception day activity organized by China Securities Regulatory Commission Guangdong Bureau and the Listed Companies Association of Guangdong, and made online communication and exchanges with investors. In addition, the Company's investor relations management team, centering on the hot topics in capital market, stepped up the feedback efforts in capital market, collected opinions from investors, timely summarized the impact brought about by market change to the Company, and made reasonable proposals to the management based on this.

In 2016, the Company will further deepen communication & exchanges with investors, enhance the construction of website for investor relations, endlessly expand the communication channels with investors, and do a good job in thematic research of capital market, realizing the two-way communication between capital market and listed companies. We will increase the investors' understanding of the Company, uninterruptedly strengthen the protection of the rights and interests of medium and small investors, and meanwhile, more concern and support from the investors are also to be expected.

Investors and the public may refer to the Company's website (www.csair.com) to understand and obtain details relating to our corporate governance structure, organisational structure, stock information, production statistics, results announcement and other announcements. The procedures are as follows:

1. Open the Home page of the Company's website and click "Investor Relations"; and

2. Click the content you want to read.

For enquiries about shareholders' general meetings and Board meetings, investors may contact the Company Secretary by phone at (8620)8612-4462, by fax to (8620)8665-9040 or by e-mail to ir@csair.com. Investors may also raise questions directly at the annual general meetings or extraordinary general meetings. Enquiries about attending annual general meetings or extraordinary general meetings and the procedures for proposing resolutions at such meetings may also be made to the Company Secretary by the above means.

INFORMATION DISCLOSURE

The Company has strictly complied with the relevant listing rules of all the listing places to perform its information disclosure obligation truthfully, accurately, completely, timely and fair.

During the reporting period, the Company, in accordance with the supervision requirements of regulators at the listing locations, continued to implement the management systems in relative to information disclosure, enhanced internal control over information disclosure, which resulted in further improvement of efficiency and quality in information disclosure. The Company also further enriched and optimized the contents and formats of Annual Report 2014 and Interim Report 2015 from the aspect of investors, making them even easier to understand. The Company intends to actively transmit Company information to investors through information disclosure, strengthen two-way interaction with investors, so as to make corporate governance more transparent and open.

In August 2015, the Annual Report 2014 for H shares of the Company won the 29th international ARC (Annual Report Competition) Award.

AMENDMENTS MADE TO ARTICLES OF ASSOCIATION

According to the relevant requirements regarding the online voting and separately counting votes of minority shareholders as set out in the Guidance on the Articles of Association of Listed Companies (Revised in 2014) (Zheng Jian Hui Gong Gao [2014] No. 47) issued by China Securities Regulatory Commission, and in order to satisfy the operation and management needs, on 28 August 2015, the Board proposed to make amendments to the Articles of Association (the "Proposed Amendment"). For details, please refer to the announcement of the Company dated 28 August 2015. The Proposed Amendement is still subject to the approval of the shareholders of the Company.

Save as disclosed above, during the 2015, there was no other amendments made to the Articles of Association.

SHAREHOLDERS' RIGHTS

As one of the measures to safeguard shareholders' interests and rights, separate resolutions are proposed at shareholders' meetings on each substantial issue, including the election of individual directors, for shareholders' consideration and voting. All resolutions put forward at shareholders' meetings will be voted by poll pursuant to the Listing Rules and the poll results will be posted on the websites of the Stock Exchange and the Company at "www.hkexnews.hk and "www.csair.com" after the relevant shareholders' meetings.

Extraordinary general meetings may be convened by the Board on written requisition of shareholder(s) individually or jointly holding 10% or more of the Company's issued and outstanding shares carrying voting rights pursuant to Article 79(3) of the Articles of Association. Shareholders should follow the requirements and procedures as set out in such Article for convening an extraordinary general meeting.

For putting forward any enquiries to the Board, shareholders may send written enquiries to the Company. Shareholders may send their enquiries or requests in respect of their rights as mentioned above to the Company's board company secretary office or via email as set out in the above section headed "Communications with shareholders and investors and investor relations".

OTHERS

As a company incorporated in the PRC and listed on the Shanghai Stock Exchange, the Stock Exchange and the New York Stock Exchange, the Company is required to comply with the applicable PRC laws and regulations, Hong Kong laws and regulations, and applicable U.S. federal securities laws and regulations.

Corporate Bond

I. Basic situation of corporate bonds

Unit: RMB million

Name	Abbreviation	Code	Issue date	Mature Date	Outstanding balance of corporate bonds	Interest rate	Repayment of principal and interest	Trading floor
Corporate bonds 2015 of the Company (First Tranche)	15 China Southern Airlines 01	136053	November 20 2015	November 20 2020	3,000	3.63%	Pay interests once a year, pay back principal plus interests when due	Shanghai Stock Exchange
Corporate bonds 2016 of the Company (First Tranche)	16 China Southern Airlines 01	136256	March 03, 2016	March 03, 2019	5,000	2.97%	Pay interests once a year, pay back principal plus interests when due	Shanghai Stock Exchange

II. Contact person & information for trustee management of corporate bonds and the contact information of credit rating agency

Trustee of bonds	Name	Guosen Securities Co., Ltd.
	Office business	Floors 16-26, Guosen Securities Tower, No. 1012 Hongling Middle Road, Luohu District, Shenzhen
	Contact persons	Zhou Lei, Ke Fangyu
	Contact numbers	(86)13501582885, (86)18688983432
Credit rating agency	Name	Lianhe Credit Information Service Co., Ltd.
	Office business	No. 80 Qufu Avenue, Heping District, Tianjin

III. Application of fund raised by corporate bonds

The fund raised by the Company through issuing Corporate bonds 2015 (latest period) on November 20, 2015 has a balance of RMB2,998.50 million after deduction of the issuance cost, RMB1,690 million was used for repayment of bank loans, and the remaining fund raised was used to supplement the working capital.

The fund raised by the Company through issuing Corporate bonds 2016 (latest period) on March 03, 2016 has a balance of RMB4,999.75 million after deduction of the issuance cost, the fund raised was completely used for repayment of bank loans.

IV. Credit rating agency of corporate bonds

The Company's credit rating agency of corporate bonds is Lianhe Credit Information Service Co., Ltd., which was established in May 2002 with a registered capital of RMB30 million, and is one of the national companies engaged in credit rating business in capital market. Lianhe Credit Information Service Co., Ltd. obtained administrative license from China Securities Regulatory Commission to carry out credit rating business in securities market in May 2008.

V. Credit enhancement mechanism, debt repayment plan and other related information of corporate bonds during the reporting period

During the report period, there was no credit enhancement mechanism existing with corporate bonds of the Company.

Debt repayment plan: during the reporting period, the interest date of 15 China Southern Airlines No.01 corporate bonds was the date of issuance, namely 20 November 2015. The interests of the bonds of the Company was paid once each year since the interest date, the last period interest was paid together with the repayment of principal, the interest date is 20 November of each year from 2016 to 2018, respectively. If the investors exercise the option for redemption, then the interest date to redeem a portion of the bonds will be on November 20 annually from 2019 to 2020. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests.

VI. Meetings held by holders of corporate bonds

During the reporting period, the Company did not hold any meeting of holders of corporate bonds.

VII. Performance of duties by trustee of corporate bonds

In October 2015, the Company engaged Guosen Securities to act as the trustee of the current bonds, and signed Agreement for Trustee Management of Bonds.

In accordance with Measures for Management on Issuance and Transaction of Corporate Bonds, Prospectus for Public Offering of Corporate Bonds 2015 (First Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Agreement for Trustee Management, Rules for Meetings of Holders of Corporate Bonds Publicly Offered by China Southern Airlines Company Limited in 2015 and other related regulations, Guosen Securities actively performed the duties as a trustee to safeguard the legal rights and interests of holders of corporate bonds.

VIII. Company's assets as at the end of the reporting period

As at 31 December 2015, the Group's limited monetary capital was about RMB123 million.

As at 31 December 2015, the Group took investment property worth about RMB50 million (in terms of book value) and land-use right worth about RMB66 million as the mortgage of its borrowings worth about RMB415 million (Note 35 to the financial statements).

As at 31 December 2015, certain aircraft and other flight equipment of the Group with an aggregate carrying value of approximately RMB88,060 million (2014: RMB99,119 million) were mortgaged under certain loans or certain lease agreements (Notes 35 and 36 to the financial statements).

Besides, the Group has no other restricted assets.

IX. Interest payment and encashment of other bonds and debt financing instruments of the Company

As at 12 January 2015, the Company completed repayment of principal of RMB3 billion Ultra-short-term financing bills and the payment of the interests there of RMB113,178,082.19.

X. Bank credit-granting of the Company during the reporting period

As at 31 December 2015, the Company has gained from many domestic banks the line of credit with a ceiling of RMB173,739 million for 2016 and future years, among which the used bank line of credit is about RMB42,718 million and the unused is about RMB131,021 million. During the reporting period, the Company has paid off about RMB62,135 million bank loans.

XI. Company's implementation of the relevant agreements or commitments as specified in bond prospectus during the reporting period

During the reporting period, the Company, in accordance with the provisions in Prospectus for Public Offering of Corporate Bonds 2015 (First Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors) (hereinafter referred to as "Prospectus"), utilized the fund raised by the current bonds deducted by the issuance expenses for repayment of bank loans and supplement of working capital. The Company accepted the supervision by investors in strict accordance with the Prospectus and the related rules for information disclosure, and strictly complied with the agreements and commitments made by the Company.

XII. Impact of major events on the Company's operation and debt-paying ability

During the reporting period, no major events producing great impact on operation and debt-paying ability of the Company happened.

Internal Control

The Board has an overall responsibility for the Group's internal control system and its effectiveness. The Board has existing process to identify, assess and manage major risks to which Group is exposed. It is part of the process to renew the internal control system in case of changes in operating environment or regulation.

The Board has conducted a review of, and is satisfied with the effectiveness of the Group's internal control system for the financial year ended 31 December 2015.

I. DISCLAIMER ON INTERNAL CONTROL AND THE ESTABLISHMENT OF INTERNAL CONTROL SYSTEM

The board of directors of the Company is responsible for establishing and maintaining an internal control system to ensure the adequacy of financial reporting. The objectives of the internal control system for financial reporting are to ensure the truthfulness, completeness and reliability of the information contained in the financial report, and to prevent the risk of making material misstatements. Given the inherent limitations of the internal control system, only reasonable assurance can be provided for the above objectives. The board of directors has carried out assessment on the relevant internal control for financial reporting in accordance with the "Basic Standard for Enterprise Internal Control", and has considered it effective as at 31 December 2015 (being the base date).

During the course of the Company's self-evaluation regarding internal control, no significant or important deficiencies in internal control on non-financial reporting were identified.

PricewaterhouseCoopers Zhong Tian LLP was engaged by the Company to conduct an audit on the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control Audit Guidance and relevant requirements from the practising guidances of the China Institute of Certified Public Accountants and issued an unqualified audit report. For details of the assessment report on the Company's internal control, please visit the website of the Shanghai Stock Exchange.

II. PARTICULARS OF THE AUDIT REPORT ON THE COMPANY'S INTERNAL CONTROL

For details of the audit report on the Company's internal control, please visit the website of the Shanghai Stock Exchange.

III. PARTICULARS OF THE ACCOUNTABILITY SYSTEMS FOR MAJOR ERRORS IN ANNUAL REPORTS AND THEIR IMPLEMENTATIONS

The Company established the "Information Disclosure Management System" in June 2007, the "Material Inside Information Reporting System" in April 2008, and the "Insider Information Management System" in December 2009, and also made amendments in accordance with requirements of the regulatory bodies. With these systems in place, the Company regulated its work on the dissemination and disclosure of inside information, and clearly defined the requirements of accountability for major errors in disclosure of information, including those in annual reports.

During the reporting period, no major errors were found in the Company's annual report.

Social Responsibility

Starting from 2007, the Company began to voluntarily publish a report on social responsibilities to the public. We are the first enterprise in the civil aviation industry of China which publishes a report on social responsibilities. We believe that through such reports, the public can better understand the ideologies and actions of the Company in respect of social responsibilities. This will promote communication and interaction between the Company and the public and facilitate the harmony, win-win and sustainable development of enterprise and society.

In 2015, the Company performed its responsibilities seriously and carried out reforms and innovations to effectively fulfill its corporate social responsibilities.

Protecting the environment

The Company pursued green development, and continued to increase investments and improvement efforts in terms of fleet optimization, aircraft refitting, route optimization, low-carbon travel and new energy application. We vigorously promoted energy conservation and emission reduction. As a result, 25,000 tonnes of aviation fuel were saved and 78,000 tonnes of CO2 emission were reduced during the year.

Serving the passengers

We responded in good faith with typical incidents as cases, established and improved special task guarantee and standardized service process for special passengers and enhanced service guarantee capability for special incidents and groups.

Caring the employees

We put more investments and efforts in perfecting the employee welfare and vacation policies and actively improving work and living facilities and conditions. We implemented the "three-year cultivation" work for young employees and emphasized on creating the united and harmonious working atmosphere.

Social duties

We successfully honored our guarantee for the 70th anniversary of Victory in the War against Japanese Aggression and "the NPC and CPPCC sessions", as well as the important support tasks for peacekeeping and troop-carrying, earthquake relief and evacuation of overseas personnel.

The China Southern Airlines Volunteer Association provided 57,000 hours of service; more than 300,000 people have been served in our voluntary service. In past two years, 3,800 volunteers and functionaries had participated in the "happy travel, warm home" volunteer service program, which provided more than 30,000 hours of service, served more than 350,000 passengers and guaranteed for 4,500 special passengers including unaccompanied children, old people and pregnant women.

A large-scale survey had been conducted. Nearly ten thousand opinions and advices were collected from passengers, investors, partners, suppliers, non-profit-making organizations, governments, media, etc. In addition, we held the first China Southern Airlines public Open Day as a way to constantly strengthening communication with stakeholders and increasing the transparency of business operation.

In 2015, the Ten Cent Care Foundation donated RMB200,000 for education to Guangzhou Civil Aviation College, Guangdong University of Foreign Studies, Chongqing University, Hunan University, Civil Aviation Flight University of China, Jilin University, Tianjin University, Dalian Maritime University, Jinan University, Guizhou University, Zhengzhou University and Northeast Forestry University respectively, and donated RMB1,000,000 in total for disaster-relief to Xinjiang Pishan earthquake and Moyu earthquake.

Awards received by the Company in 2015:	
(1)	"Cross-strait Excellent Contribution Corporate Award"
(2)	"Most Rapid Business Growth Award" by Chinese Chamber of Commerce in New Zealand
(3)	"Ming Shan Public Welfare List • Listed Company with Best Public Welfare Practice in the Year"
(4)	The first "Humanitarian Care Excellent Employer" of Guangdong Province
(5)	"Global Airbus A330 Airlines with Outstanding Operation"
(6)	"Aisa Outstanding Airline Award" by Now Travel Asia
(7)	"Pegasus Award" the highest award in logistics industry of China and "Top 100 Companies with Valuable Brand in Logistics Industry of China"













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Independent Auditor's Report

pwc

羅兵咸永道

To the shareholders of China Southern Airlines Company Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of China Southern Airlines Company Limited ("the Company") and its subsidiaries set out on pages 123 to 204, which comprise the consolidated balance sheet as at 31 December 2015, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors' Responsibility for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and its subsidiaries as at 31 December 2015, and of their financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Other Matters

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 30 March 2016

PricewaterhouseCoopers, 22/F Prince's Building, Central, Hong Kong
T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

Consolidated Income Statement

For the year ended 31 December 2015
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2015 RMB million	2014 RMB million
Operating revenue			
Traffic revenue	5	**107,099**	104,328
Other operating revenue	7	**4,553**	4,256
Total operating revenue		**111,652**	108,584
Operating expenses			
Flight operation expenses	8	**50,412**	58,901
Maintenance expenses	9	**10,407**	8,304
Aircraft and transportation service expenses	10	**17,908**	16,402
Promotion and selling expenses	11	**6,976**	7,841
General and administrative expenses	12	**2,464**	2,337
Depreciation and amortisation	13	**11,845**	10,828
Impairment on property, plant and equipment	20	**90**	215
Others		**1,390**	1,198
Total operating expenses		**101,492**	106,026
Other net income	15	**3,278**	2,190
Operating profit		**13,438**	4,748
Interest income		**253**	376
Interest expense	16	**(2,188)**	(2,193)
Share of associates' results	24	**460**	261
Share of joint ventures' results	25	**108**	140
Exchange loss, net	35(e)	**(5,953)**	(292)
Other non-operating income	17	**–**	26
Profit before income tax		**6,118**	3,066
Income tax	18	**(1,300)**	(668)
Profit for the year		**4,818**	2,398
Profit attributable to:			
Equity shareholders of the Company	19	**3,736**	1,777
Non-controlling interests		**1,082**	621
Profit for the year		**4,818**	2,398
Earnings per share attributable to equity shareholders of the Company			
Basic and diluted	19	**RMB0.38**	RMB0.18

The accompanying notes form part of these financial statements.

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2015
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2015 RMB million	2014 RMB million
Profit for the year		**4,818**	2,398
Other comprehensive income for the year:			
Items that may be reclassified subsequently to profit or loss			
– Fair value movement of available-for-sale financial assets	27	**–**	43
– Fair value movement of derivative financial instruments	28	**13**	–
– Share of other comprehensive (loss)/income of an associate	24	**(7)**	21
– Deferred tax relating to above items	29	**(3)**	(11)
Total comprehensive income for the year		**4,821**	2,451
Total comprehensive income attributable to:			
Equity shareholders of the Company		**3,742**	1,813
Non-controlling interests		**1,079**	638
Total comprehensive income for the year		**4,821**	2,451

The accompanying notes form part of these financial statements.

Consolidated Balance Sheet

At 31 December 2015
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	31 December 2015 RMB million	31 December 2014 RMB million
Non-current assets			
Property, plant and equipment, net	20	**142,870**	134,453
Construction in progress	21	**19,433**	19,347
Lease prepayments	22	**2,637**	2,349
Interest in associates	24	**1,995**	1,583
Interest in joint ventures	25	**1,440**	1,338
Other investments in equity securities	26	**136**	136
Aircraft operating lease deposits		**669**	651
Available-for-sale financial assets	27	**104**	104
Derivative financial instruments	28	**13**	–
Deferred tax assets	29	**1,387**	966
Other receivables	33	**304**	300
Other assets	30	**888**	920
		171,876	162,147
Current assets			
Inventories	31	**1,606**	1,661
Trade receivables	32	**2,580**	2,683
Other receivables	33	**3,720**	5,864
Cash and cash equivalents	34	**4,560**	15,414
Restricted bank deposits		**123**	438
Prepaid expenses and other current assets		**1,191**	995
Amounts due from related companies	39	**333**	486
		14,113	27,541
Current liabilities			
Borrowings	35	**30,002**	20,979
Current portion of obligations under finance leases	36	**6,416**	5,992
Trade payables	37	**2,500**	1,657
Sales in advance of carriage		**7,131**	6,101
Deferred revenue	38	**1,029**	1,160
Current income tax		**66**	296
Amounts due to related companies	39	**152**	458
Accrued expenses	40	**13,081**	12,122
Other liabilities	41	**5,158**	5,321
		65,535	54,086

Consolidated Balance Sheet (continued)

At 31 December 2015
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	31 December 2015 RMB million	31 December 2014 RMB million
Non-current liabilities			
Borrowings	35	**15,884**	42,066
Obligations under finance leases	36	**49,408**	43,919
Deferred revenue	38	**1,806**	1,750
Provision for major overhauls	42	**1,895**	1,623
Provision for early retirement benefits	43	**13**	25
Deferred benefits and gains	44	**886**	853
Deferred tax liabilities	29	**938**	873
		70,830	91,109
Net assets		**49,624**	44,493
Capital and reserves			
Share capital	45	**9,818**	9,818
Reserves	46	**29,227**	25,930
Total equity attributable to equity shareholders of the Company		**39,045**	35,748
Non-controlling interests		**10,579**	8,745
Total equity		**49,624**	44,493

The financial statements on pages 123 to 204 were approved by the Board of Directors on 30 March 2016 and were signed on its behalf.

Tan Wan Geng
Director

Zhang Zi Fang
Director

The accompanying notes form part of these financial statements.

Consolidated Statement of Changes In Equity

For the year ended 31 December 2015
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company							
	Share capital RMB million	Share premium RMB million	Fair value reserves RMB million	Other reserves RMB million	Retained earnings RMB million	Total RMB million	Non-controlling interests RMB million	Total equity RMB million
Balance at 1 January 2014	9,818	14,131	22	1,336	9,022	34,329	8,122	42,451
Changes in equity for 2014:								
Profit for the year	–	–	–	–	1,777	1,777	621	2,398
Other comprehensive income	–	–	22	14	–	36	17	53
Total comprehensive income	–	–	22	14	1,777	1,813	638	2,451
Appropriations to reserves	–	–	–	137	(137)	–	–	–
Dividends relating to 2013	–	–	–	–	(393)	(393)	–	(393)
Capital injection of non-controlling interests in a subsidiary	–	–	–	–	–	–	108	108
Acquisition of non-controlling interests in a subsidiary	–	–	–	(1)	–	(1)	(1)	(2)
Non-controlling interest arising on business combination	–	–	–	–	–	–	6	6
Distributions to non-controlling interests	–	–	–	–	–	–	(128)	(128)
Balance at 31 December 2014	9,818	14,131	44	1,486	10,269	35,748	8,745	44,493
Balance at 1 January 2015	**9,818**	**14,131**	**44**	**1,486**	**10,269**	**35,748**	**8,745**	**44,493**
Changes in equity for 2015:								
Profit for the year	**–**	**–**	**–**	**–**	**3,736**	**3,736**	**1,082**	**4,818**
Other comprehensive income	**–**	**–**	**11**	**(5)**	**–**	**6**	**(3)**	**3**
Total comprehensive income	**–**	**–**	**11**	**(5)**	**3,736**	**3,742**	**1,079**	**4,821**
Appropriations to reserves	**–**	**–**	**–**	**246**	**(246)**	**–**	**–**	**–**
Dividends relating to 2014 (note 46)	**–**	**–**	**–**	**–**	**(393)**	**(393)**	**–**	**(393)**
Capital injection of non-controlling interests in a subsidiary	**–**	**–**	**–**	**–**	**–**	**–**	**1,360**	**1,360**
Acquisition of non-controlling interests in a subsidiary	**–**	**–**	**–**	**(52)**	**–**	**(52)**	**(574)**	**(626)**
Distributions to non-controlling interests	**–**	**–**	**–**	**–**	**–**	**–**	**(31)**	**(31)**
Balance at 31 December 2015	**9,818**	**14,131**	**55**	**1,675**	**13,366**	**39,045**	**10,579**	**49,624**

The accompanying notes form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2015
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2015 RMB million	2014 RMB million
Operating activities			
Cash generated from operating activities	34(b)	**27,857**	15,826
Interest received		**313**	360
Interest paid		**(2,274)**	(1,991)
Income tax paid		**(2,162)**	(625)
Net cash generated from operating activities		**23,734**	13,570
Investing activities			
Acquisition of subsidiaries, net of cash acquired		**(69)**	(657)
Proceeds from disposal of property, plant and equipment and lease prepayments		**3,196**	1,611
Dividends received from associates		**67**	86
Dividends received from a joint venture		**6**	–
Dividends received from other investments in equity securities and available-for-sale financial assets		**13**	13
Acquisition of term deposits and wealth management products		**(278)**	(3,286)
Proceeds from maturity of term deposits and wealth management products		**1,971**	1,254
Additions of property, plant and equipment, lease prepayments and other assets		**(12,139)**	(8,649)
Capital injection into associates		**(40)**	–
Payment for aircraft lease deposits		**(123)**	(172)
Refund of aircraft lease deposits		**141**	87
Placement of pledged bank deposits		**–**	(1,656)
Withdrawal of pledged bank deposits		**324**	1,609
Net cash used in investing activities		**(6,931)**	(9,760)
Financing activities			
Dividends paid to equity shareholders of the Company		**(393)**	(393)
Proceeds from borrowings		**34,170**	32,488
Proceeds from ultra-short-term financing bills		**8,000**	6,000
Proceeds from corporate bond		**3,000**	–
Repayment of borrowings		**(62,212)**	(31,126)
Repayment of principal under finance lease obligations		**(8,209)**	(4,072)
Repayment of ultra-short-term financing bills		**(3,000)**	(3,000)
Capital injection from the non-controlling interests of subsidiaries		**1,360**	108
Dividends paid to non-controlling interests		**(23)**	(128)
Payment for purchase of non-controlling interest		**(388)**	(8)
Net cash used in financing activities		**(27,695)**	(131)
Net (decrease)/increase in cash and cash equivalents		**(10,892)**	3,679
Cash and cash equivalents at 1 January		**15,414**	11,748
Exchange gain/(losses) on cash and cash equivalents		**38**	(13)
Cash and cash equivalents at 31 December		**4,560**	15,414

The accompanying notes form part of these financial statements.

1 Corporate information

China Southern Airlines Company Limited (the "Company"), a joint stock company limited by shares, was incorporated in the People's Republic of China (the "PRC") on 25 March 1995. The address of the Company's registered office is House 203, No. 233 Kaifa Avenue, Guangzhou Economic & Technology Development Zone, Luogang District, Guangzhou, Guangdong Province, the PRC. The Company and its subsidiaries (the "Group") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

The Company's majority interest is owned by China Southern Air Holding Company ("CSAHC"), a state-owned enterprise incorporated in the PRC.

The Company's shares are traded on the Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

These financial statements are presented in RMB, unless otherwise stated.

These consolidated financial statements were approved for issue by the Company's Board on 30 March 2016.

2 Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs"), which collective term includes all applicable individual IFRSs, International Accounting Standards ("IASs") and Interpretations issued by the International Accounting Standards Board (the "IASB"). The consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The measurement basis used in the preparation of the financial statements is the historical cost basis, except that available-for-sale equity securities and derivative financial instruments are stated at their fair value as explained in the accounting policies set out in Note 2(e) and Notes 2(f).

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and relevant assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and relevant assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 3.

The consolidated financial statements comprise the Company and its subsidiaries and the Group's interest in associates and joint ventures.

(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (Continued)

(a) Basis of preparation (Continued)

(i) Going concern

As at 31 December 2015, the Group's current liabilities exceeded its current assets by RMB51,422 million. In preparing the consolidated financial statements, the Board has given careful consideration to the going concern status of the Group in the context of the Group's current working capital deficit and believe that adequate funding is available to fulfil the Group's short-term obligations and capital expenditure requirements.

As at 31 December 2015, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB173.7 billion (2014: RMB187.1 billion), of which approximately RMB131.0 billion (2014: RMB126.7 billion) was unutilised. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required. Accordingly, the Board believes that it is appropriate to prepare the consolidated financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

(ii) New and amended standards adopted by the Group

The following standards have been adopted by the Group for the first time for the financial year beginning on or after 1 January 2015:

- Amendment to IAS 19 on contributions from employees or third parties to defined benefit plans. The amendment distinguishes between contributions that are linked to service only in the period in which they arise and those linked to service in more than one period. The amendment allows contributions that are linked to service, and do not vary with the length of employee service, to be deducted from the cost of benefits earned in the period that the service is provided. Contributions that are linked to service, and vary according to the length of employee service, must be spread over the service period using the same attribution method that is applied to the benefits.

- Amendments from annual improvements to IFRSs – 2010-2012 Cycle, on IFRS 8, 'Operating segments', IAS 16, 'Property, plant and equipment' and IAS 38, 'Intangible assets' and IAS 24, 'Related party disclosures'.

- Amendments from annual improvements to IFRSs – 2011-2013 Cycle, on IFRS 3, 'Business combinations', IFRS 13, 'Fair value measurement' and IAS 40, 'Investment property'.

The adoption of the improvements made in the 2010-2012 Cycle has required additional disclosures in the segment note. Other than that, the remaining amendments are not material to the Group.

(iii) New Hong Kong Companies Ordinance (Cap 622)

In addition, the requirements of Part 9 "Accounts and Audit" of the new Hong Kong Companies Ordinance (Cap. 622) come into operation during the financial year, as a result, there are changes to presentation and disclosures of certain information in the consolidated financial statements.

(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (Continued)

(a) Basis of preparation (Continued)

(iv) New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2015, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except the following set out below:

- IFRS 9, 'Financial instruments', addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the 'hedged ratio' to be the same as the one management actually use for risk management purposes.

- Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The Group is yet to assess IFRS 9's full impact.

- IFRS 15, 'Revenue from contracts with customers' deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 'Revenue' and IAS 11 'Construction contracts' and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2017 and earlier application is permitted. The Group is assessing the impact of IFRS 15.

- IFRS 16, 'Leases' addresses the definition of a lease, recognition and measurement of leases and establishes principles for reporting useful information to users of financial statements about the leasing activities of both lessees and lessors. A key change arising from IFRS 16 is that most operating leases will be accounted for on balance sheet for lessees. The standard replaces IAS 17 'Leases', and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2019 and earlier application is permitted subject to the entity adopting IFRS 15 'Revenue from contracts with customers' at the same time. The group is currently assessing the impact of IFRS 16.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

2 Significant accounting policies (Continued)

(b) Subsidiaries and non-controlling interests

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group's accounting policies.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. With regards to each business combination, the Group recognised non-controlling interests based on the proportion of the net identifiable assets of the subsidiary owned by the non-controlling interests.

Non-controlling interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in accordance with Notes 2(n) or Note 2(o) depending on the nature of the liability.

Changes in the Group's interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in income statement. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(e)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(c)).

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (Note 2(j)).

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognised amounts of acquiree's identifiable net assets.

Acquisition-related costs are expensed as incurred.

2 Significant accounting policies (Continued)

(b) Subsidiaries and non-controlling interests (Continued)

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognised in profit or loss.

Any contingent consideration to be transferred by the Group is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognised in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

(c) Associates and joint arrangements

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

The Group has applied IFRS 11 to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group's share of the acquisition-date fair values of the investee's identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group's share of the investee's net assets and any impairment loss relating to the investment (Notes 2(e) and 2(k)). The Group's share of the post-acquisition, post-tax results of the investees, adjusted for any acquisition-date excess over cost and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group's share of the post-acquisition post-tax items of the investees' other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the Group's share of losses exceeds its interest in the associate or the joint venture, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group's interest is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the joint venture.

Unrealised profits and losses resulting from transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the consolidated income statement.

In the Company's balance sheet, investments in associates and joint ventures are stated at cost less impairment losses (Note 2(k)).

2 Significant accounting policies (Continued)

(d) Goodwill

Goodwill represents the excess of

(i) the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group's previously held equity interest in the acquiree; over

(ii) the Group's interest in the net fair value of the acquiree's identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognised immediately in the consolidated income statement as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (Note 2(j)).

(e) Other investments in equity securities

The Group's and the Company's policies for investments in equity securities, other than investments in subsidiaries, associates and joint ventures, are as follows:

Investments in equity securities are initially stated at fair value, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Available-for-sale equity securities are those non-derivative financial assets that are designated as available for sale. At the end of each financial year the fair value is remeasured, with any resultant gain or loss being recognised in other comprehensive income and accumulated separately in equity in the fair value reserve. Dividend income from these investments is recognised in the consolidated income statement in accordance with the policy set out in Note (2(w)(iv)). When these investments are derecognised or impaired (Note 2(j)), the cumulative gain or loss is reclassified from equity to profit or loss.

The Group's other investments in equity securities represent unlisted equity securities of companies established in the PRC. These securities do not have a quoted market price in an active market and their fair values cannot be reliably measured. Accordingly, they are recognised in the consolidated balance sheet at cost less impairment losses (Note 2(j)).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

2 Significant accounting policies (Continued)

(f) Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify for hedge accounting are accounted for as trading instruments and any unrealised gains or losses, being changes in fair value of the derivatives, are recognised in the profit or loss immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the profit or loss, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cash flows of a highly probable forecast transaction, are accounted for as follows:

(i) The effective portion of any change in fair value of the derivative financial instrument is recognised directly in equity. Where the forecast transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are included in the initial measurement of the cost of the asset or liability. Otherwise, the cumulative gain or loss on the derivative financial instrument is removed from equity and recognized in the profit or loss in the same period during which the hedged forecast transaction affects net profit or loss.

(ii) The ineffective portion of any change in fair value is recognised in the profit or loss immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the profit or loss when the committed or forecast transaction ultimately occurs. When a committed or forecast transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the profit or loss.

(g) Investment properties

Investment properties are buildings which are owned to earn rental income and/or for capital appreciation.

Investment properties are stated at cost, less accumulated depreciation and impairment losses (Note 2(k)). Depreciation is calculated to write off the cost of items of investment properties, less their estimated residual value, if any, using the straight line method over their estimated useful lives. Rental income from investment properties is accounted for as described in Note 2(w)(iii).

2 Significant accounting policies (Continued)

(h) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (Note 2(j)).

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labor, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(y)).

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in income statement on the date of retirement or disposal.

When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the component of aircraft and is depreciated over the appropriate maintenance cycles. Components related to overhaul cost, are depreciated on a straight-line basis over 3 to 12 years. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the income statement.

Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, depreciation of other property, plant and equipment is calculated to write off the cost of items less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	5 to 35 years
Owned and finance leased aircraft	15 to 20 years
Other flight equipment	
– Jet engines	15 to 20 years
– Others, including rotable spares	3 to 15 years
Machinery and equipment	4 to 10 years
Vehicles	6 to 8 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(i) Construction in progress

Construction in progress represents aircraft prepayment, office buildings, various infrastructure projects under construction and equipment pending for installation, and is stated at cost less impairment losses (Note 2(j)). Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

No depreciation is provided in respect of construction in progress.

2 Significant accounting policies (Continued)

(j) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, except for land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

(ii) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in Note 2(h). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(k). Finance charges implicit in the lease payments are charged to income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to income statement in the accounting period in which they are incurred.

(iii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to income statement in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to income statement in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the respective periods of lease terms which range from 30 to 70 years.

2 Significant accounting policies (Continued)

(j) Leased assets (Continued)

(iv) Sale and leaseback transactions

Gains or losses on aircraft sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases.

Gains or losses on aircraft sale and leaseback transactions which result in operating leases are recognised immediately if the transactions are established at fair value. If the sale price is below fair value then the gain or loss is recognised immediately. However, if a loss is compensated for by future rentals at a below-market price, then the loss is deferred and amortised over the period that the aircraft is expected to be used. If the sale price is above fair value, then any gain is deferred and amortised over the useful life of the assets.

(k) Impairment of assets

(i) Impairment of investments in equity securities and receivables

Investments in equity securities and current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale equity securities are reviewed at the end of each financial year to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

– significant financial difficulty of the debtor;

– a breach of contract, such as a default or delinquency in interest or principal payments;

– it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

– significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

– a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognised as follows:

– For investments in subsidiaries, associates and joint ventures (including those recognised using the equity method (Note 2(c)), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with Note 2(j(ii)). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with Note 2(j(ii)).

2 Significant accounting policies (Continued)

(k) Impairment of assets (Continued)

(i) Impairment of investments in equity securities and receivables (continued)

- For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities carried at cost are not reversed.

- For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

- For available-for-sale securities, the cumulative loss that has been recognised in the fair value reserve is reclassified to profit or loss. The amount of the cumulative loss that is recognised in income statement is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in income statement.

Impairment losses recognised in income statement in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in other comprehensive income.

Impairment losses are written off against the corresponding asset directly, except for impairment losses recognised in respect of trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade and other receivables directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in income statement.

2 Significant accounting policies (Continued)

(k) Impairment of assets (Continued)

(ii) Impairment of other assets

Internal and external sources of information are reviewed at the end of each financial year to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- Property, plant and equipment;
- Investment properties;
- Construction in progress;
- Lease deposits;
- Lease prepayments;
- Other assets; and
- Goodwill

If any such indication exists, the asset's recoverable amount is estimated. The recoverable amount of goodwill is estimated annually whether or not there is any indication of impairment.

- **Calculation of recoverable amount**

  The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

- **Recognition of impairment losses**

  An impairment loss is recognised in income statement if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

- **Reversals of impairment losses**

  In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

  A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to income statement in the year in which the reversals are recognised.

2 Significant accounting policies (Continued)

(k) Impairment of assets (Continued)

(iii) Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (Notes 2(k)(i) and (ii)).

Impairment losses recognised in an interim period in respect of goodwill, available-for-sale equity securities and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates. Consequently, if the fair value of an available-for-sale equity security increases in the remainder of the annual period, or in any other period subsequently, the increase is recognised in other comprehensive income and not profit or loss.

(l) Inventories

Inventories, which consist primarily of consumable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to income statement when used in operations. Cost represents the average unit cost.

Inventories held for sale or disposal are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(m) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (Note 2(k)), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of bad and doubtful debts.

(n) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in income statement over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(o) Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with (Note 2(q)(i)), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

2 Significant accounting policies (Continued)

(p) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been generally within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(q) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised.

The amount of the guarantee initially recognised is amortised in income statement over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with (Note 2(p)(ii)) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii) Provision and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(r) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's consolidated financial statements in the period in which the dividends are approved by the Company's shareholders.

(s) Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2 Significant accounting policies (Continued)

(t) Defeasance of long-term liabilities

Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off in order to reflect the overall commercial effect of the arrangements. Such netting off has been effected where a right is held by the Group to insist on net settlement of the liability and deposit including in all situations of default and where that right is assured beyond doubt.

(u) Deferred benefits and gains

In connection with the acquisitions or leases of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under leases.

(v) Income tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the financial year, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exception to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future and it is probable that future taxable profit will be available against which the temporary difference can be utilised.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the financial year and are expected to apply when related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are not discounted.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

2 Significant accounting policies (Continued)

(v) Income tax (Continued)

– in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

– in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

– the same taxable entity; or

– different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(w) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in income statement as follows:

(i) Passenger, cargo and mail revenues

Passenger revenue is recognised at the fair value of the consideration received when the transportation is provided or when an unused ticket expires rather than a ticket is sold. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage.

Cargo and mail revenues are recognised when the transportation is provided.

Revenues from airline-related business are recognised when services are rendered.

Revenue is stated net of sales tax.

(ii) Frequent flyer revenue

The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Xiamen Airlines' Egret Card Frequent Flyer Programme, which provide travel and other awards to members based on accumulated mileages.

Amount received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileages earned by members of the Group's frequent flyer award programmes. The value attributed to the awarded mileages is deferred as a liability, within deferred revenue, until the mileages are redeemed or expired.

Amount received from third parties for the issue of mileages under the frequent flyer award programmes is also deferred as a liability, within deferred revenue.

As members of the frequent flyer award programmes redeem mileages for an award, revenue is recorded in income statement. Revenue in relation to flight awards is recognised when the transportation is provided. Revenue in relation to non-flight rewards is recognised at the point of redemption where non-flight rewards are selected.

(iii) Operating rental income

Receivable under operating leases is recognised in income statement in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in income statement as an integral part of the aggregate net lease payments receivables. Contingent rentals are recognised as income in the accounting period in which they are earned.

2 Significant accounting policies (Continued)

(w) Revenue recognition (Continued)

(iv) Dividends

- Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

- Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(v) Government grants are recognised in consolidated balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as revenue in income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognised in income statement over the useful life of the asset by way of reduced depreciation expense.

(vi) Interest income is recognised as it accrues using the effective interest method.

(x) Traffic commissions

Traffic commissions are expensed in income statement when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the consolidated balance sheet as prepaid expense.

(y) Maintenance and overhaul costs

Routine maintenance, repairs and overhauls are charged to income statement as and when incurred.

In respect of owned and finance leased aircraft, components within the aircraft subject to replacement during major overhauls are depreciated over the average expected life between major overhauls. When each major overhaul is performed, its cost is recognised in the carrying amount of property, plant and equipment and is depreciated over the estimated period between major overhauls. Any remaining carrying amount of cost of previous major overhaul is derecognised and charged to income statement.

In respect of aircraft held under operating leases, the Group has responsibility to fulfil certain return conditions under relevant lease agreements. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls are accrued and charged to income statement over the estimated period between overhauls. After the aircraft has completed its last overhaul cycle prior to being returned, expected cost of overhaul to be incurred at the end of the lease is estimated and accrued over the remaining period of the lease. Differences between the estimated costs and the actual costs of overhauls are charged to income statement in the period when the overhaul is performed.

(z) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use are capitalised as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are interrupted or complete.

2 Significant accounting policies (Continued)

(aa) Employee benefits

(i) Short term employee benefits and contributions to defined contribution retirement schemes

Salaries, annual bonuses and contributions to defined contribution retirement schemes are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(iii) Share-based payment

The fair value of the amount payable to employee in respect of share appreciation rights ("SARs"), which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the vesting period. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognised as staff cost in the consolidated income statement.

(ab) Translation of foreign currencies

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Renminbi, which is the Company's functional and the Group's presentation currency.

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC") prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing at the end of the financial year. Exchange gains and losses are recognised in income statement.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC exchange rates prevailing at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Renminbi at the PBOC exchange rates prevailing at the dates the fair value was determined.

(ac) Related parties

(a) A person, or a close member of that person's family, is related to the Group if that person:

- (i) has control or joint control over the Group;
- (ii) has significant influence over the Group; or
- (iii) is a member of the key management personnel of the Group or the Group's parent.

(b) An entity is related to the Group if any of the following conditions applies:

- (i) The entity and the Group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the others).
- (ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).
- (iii) Both entities are joint ventures of the same third party.
- (iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity.
- (v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

2 Significant accounting policies (Continued)

(ac) Related parties (Continued)

(b) An entity is related to the Group if any of the following conditions applies: (Continued)

(vi) The entity is controlled or jointly controlled by a person identified in (a).

(vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(ad) Segmental information

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group's most senior executive management, who is the chief operating decision maker, for the purposes of allocating resources to, and assessing the performance of, the Group's various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3 Accounting estimates and judgements

The Groups' financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. In addition to the assumptions and estimates regarding provision for early retirement benefits and fair value measurements of financial instruments disclosed in Note 43 and Note 4(g) respectively, the Group believes the following critical accounting policies also involve the most significant judgements and estimates used in the preparation of the financial statements.

(a) Accounting estimates

(i) Impairment of trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

3 Accounting estimates and judgements (Continued)

(a) Accounting estimates (Continued)

(ii) Impairment of long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered "impaired", and an impairment loss may be recognised in accordance with IAS36, Impairment of Assets. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to the level of traffic revenue and the amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and amount of operating costs.

(iii) Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of assets annually in order to determine the amount of depreciation expense to be recorded during any financial year. The useful lives are based on the Group's historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(iv) Provision for major overhauls

Provision for the cost of major overhauls to fulfil certain return condition for airframes and engines under operating leases is accrued and charged to the income statement over the estimated overhaul period. This requires estimation of the expected overhaul cycle and overhaul cost, which are based on the historical experience of actual cost incurred for overhauls of airframes and engines of the same or similar types. Different estimates could significantly affect the estimated provision and the results of operations.

(v) Frequent flyer revenue

The amount of revenue attributable to the mileages earned by the members of the Group's frequent flyer award programmes is estimated based on the fair value of the mileages awarded and the expected redemption rate. The fair value of the mileages awarded is estimated by reference to external sales. The expected redemption rate was estimated based on historical experience, anticipated redemption pattern and the frequent flyer programme design.

(vi) Provision for consumable spare parts and maintenance materials

Provision for consumable spare parts and maintenance materials is made based on the difference between the carrying amount and the net realisable value. The net realisable value is estimated based on current market condition, historical experience and Company's future operation plan for the consumable spare parts and maintenance materials. The net realisable value may be adjusted significantly due to the change of market condition and the future plan for the consumable spare parts and maintenance materials.

(Expressed in Renminbi unless otherwise indicated)

3 Accounting estimates and judgements (Continued)

(a) Accounting estimates (Continued)

(vii) Income tax

Significant judgment is required in determining the provision for income tax. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional tax will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made.

(b) Accounting judgements

(i) Retirement benefits

According to IAS 19, an entity shall account not only for its legal obligation under the formal terms of a defined benefit plan, but also for any constructive obligation that arises from the entity's informal practices where the entity has no realistic alternative but to pay the employee benefits. The Company believes the payments of welfare subsidy to those retirees who retired before the establishment of Pension Scheme (as defined in Note 49(a)) are discretionary and have not created a legal or constructive obligation. Such payments are made according to the Group's business performance, and can be suspended at any time (Note 14).

4 Financial risk management and fair values

The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business. The Group's overall risk management programme focuses on the unpredictability of financial market seeks to minimize the adverse effects on the Group's financial performance. The Group's exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a) Liquidity risk

As at 31 December 2015, the Group's current liabilities exceeded its current assets by RMB51,422 million. For the year ended 31 December 2015, the Group recorded a net cash inflow from operating activities of RMB23,734 million, a net cash outflow from investing activities of RMB6,931 million and a net cash outflow from financing activities of RMB27,695 million, which in total resulted in a net decrease in cash and cash equivalents of RMB10,892 million.

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. As at 31 December 2015, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB173,739 million (2014: RMB187,133 million), of which approximately RMB131,021 million (2014: RMB126,703 million) was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The Directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2016. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payments of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned bank facilities, which may impact the operations of the Group during the next twelve-month period. The Directors of the Company are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

(Expressed in Renminbi unless otherwise indicated)

4 Financial risk management and fair values (Continued)

(a) Liquidity risk (Continued)

As at 31 December 2015, the contractual maturities at the end of financial years of the Group's borrowings and obligations under finance leases are disclosed in Notes 35, 36 respectively.

(b) Interest rate risk

The interest rates and maturity information of the Group's borrowings and obligations under finance leases are disclosed in Note 35 and Note 36, respectively. Majority of the Group's borrowing are at floating interest rates which expose the Group to cash flow interest rate risk. Borrowings at fixed interest rates expose the Group to fair value interest risk. The Group has entered into interest rate swap contracts to mitigate its cash flow and fair value interest rate risk.

Based on the various scenarios, the Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings or obligations under finance leases from floating rates to fixed rates. Generally, the Group raises long-term borrowings or obligations under finance leases at floating rates and swaps them into fixed rates that are lower than those available if the Group borrowed at fixed rates directly. Under the interest rate swaps, the Group agrees with other parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts.

At 31 December 2015, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group's profit after tax and retained profits by approximately RMB416 million (2014: RMB569 million). Other components of consolidated equity would not be affected (2014: Nil) by the changes in interest rates.

The sensitivity analysis above indicates the instantaneous change in the Group's profit after tax and retained profits and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group's profit after tax (and retained profits) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2014.

4 Financial risk management and fair values (Continued)

(c) Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance leases (Note 36), borrowings (Note 35) and operating lease commitments (Note 47(b)) are denominated in foreign currencies, principally US dollars, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency liabilities generally exceed its foreign currency assets.

The following table indicates the instantaneous change in Group's profit after tax and retained profits that would arise if foreign exchange rates to which the Group has significant exposure at the beginning of the financial year had changed at that date, assuming all other risk variables remained constant.

	2015	
	Appreciation/ (depreciation) of Renminbi against foreign currency	**Increase/ (decrease) on profit after tax and retained profits RMB million**
United States Dollars	**1%**	**453**
	(1%)	**(453)**
Euro	**1%**	**38**
	(1%)	**(38)**
Japanese Yen	**10%**	**135**
	(10%)	**(135)**

	2014	
	Appreciation/ (depreciation) of Renminbi against foreign currency	**Increase/ (decrease) on profit after tax and retained profits RMB million**
United States Dollars	1%	767
	(1%)	(767)
Singapore Dollars	2%	6
	(2%)	(6)
Japanese Yen	10%	145
	(10%)	(145)

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

4 Financial risk management and fair values (Continued)

(c) Foreign currency risk (Continued)

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities' profit after tax and retained profits measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the financial year for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments, borrowings, and lease obligations held by the Group which expose the Group to foreign currency risk at the end of the financial year, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group's presentation currency. The analysis is performed on the same basis for 2014.

(d) Credit risk

The Group's credit risk is primarily attributable to cash and cash equivalents, trade receivables and the guarantees on personal bank loans provided to the Group's pilot trainees.

Substantially all of the Group's cash and cash equivalents are deposited with major reputable PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at 31 December 2015, the balance due from BSP agents amounted to RMB1,054 million (2014: RMB990 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the allowance for impairment of doubtful debts is within management's expectations. Further quantitative disclosures in respect of the Group's exposure to credit risk arising from trade receivables is set out in Note 32.

The Company and its subsidiary, Xiamen Airlines, entered into agreements with their pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB627 million (31 December 2014: RMB646 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2015, total personal bank loans of RMB454 million (31 December 2014: RMB486million), under these guarantees, were drawn down from the banks. During the year, the Group has paid RMB4 million (2014: RMB2 million) to the banks due to the default of payments of certain pilot trainees.

(e) Jet fuel price risk

The Group's results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (2014:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB2,627 million (2014: RMB3,773 million). The sensitivity analysis indicates the instantaneous change in the Group's fuel cost that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

4 Financial risk management and fair values (Continued)

(f) Capital management

The Group's primary objectives in managing capital are to safeguard the Group's ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements. The Group's debt ratio was 73% at 31 December 2015 (2014: 77%).

(g) Fair value

(i) Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the end of financial period across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

– Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

– Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

– Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

The following table presents the Group's financial assets that are measured at fair value at 31 December 2015.

2015	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million	Total RMB million
Assets				
Available-for-sale equity securities:				
- Listed	**104**	**–**	**–**	**104**
Derivative financial instruments				
- Interest rate swap	**–**	**13**	**–**	**13**
Total	**104**	**13**	**–**	**117**
2014				
Assets				
Available-for-sale equity securities:				
- Listed	104	–	–	104

4 Financial risk management and fair values (Continued)

(g) Fair value (Continued)

(i) Financial instruments carried at fair value (Continued)

During the years ended 31 December 2015 and 2014, there were no significant transfers between instruments in Level 1 and Level 2.

(a) Financial instruments in level 1

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date without any deduction for transaction costs. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1. Instruments included in level 1 comprise primarily A share equity investments classified as trading securities or available-for-sale.

(b) Financial instruments in level 2

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

(ii) Financial instruments not carried at fair value

(a) Other investments in equity securities represent unlisted equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably. Accordingly, they are recognized in the consolidated balance sheet at cost less impairment losses.

(b) All other financial instruments, including amounts due from/to related companies, trade and other receivables, trade and other payables, borrowings and obligation under finance leases are carried at amounts not materially different from their fair values as at 31 December 2015 and 31 December 2014.

5 Traffic revenue

	2015 **RMB million**	**2014** **RMB million**
Passenger	**100,238**	97,145
Cargo and mail	**6,861**	7,183
	107,099	104,328

6 Segmental information

(a) Business segments

The Group's network passenger, cargo and mail transportation are managed as a single business unit. The Group's chief operating decision maker ("CODM"), which is the senior executive management, makes resource allocation decisions based on route profitability, which considers aircraft type and route economics. The objective in making resource allocation decisions is to optimise consolidated financial results. Therefore, based on the way the Group manages the network passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has only one reportable operating segment for financial reporting purposes, reported as the "airline transportation operations".

Other operating segments consist primarily of business segments of hotel and tour operation, ground services, cargo handling and other miscellaneous services. These other operating segments are combined and reported as "other segments".

Inter-segment sales are based on prices set on an arm's length basis.

For the purposes of assessing segment performance and allocating resources between segments, the Group's CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People's Republic of China Accounting Standards for Business Enterprises ("PRC GAAP"). As such, the amount of each material reconciling item from the Group's reportable segment revenue, profit before tax, assets and liabilities arising from different accounting policies are set out in Note 6(c).

Information regarding the Group's reportable segments as provided to the Group's CODM for the purposes of resource allocation and assessment of segment performance is set out below.

The segment results of the Group for the year ended 31 December 2015 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Revenue from external customers	110,067	1,400	–	–	111,467
Inter-segment sales	114	1,528	(1,642)	–	–
Reportable segment revenue	**110,181**	**2,928**	**(1,642)**	**–**	**111,467**
Reportable segment profit before taxation	**5,480**	**279**	**–**	**582**	**6,341**
Reportable segment profit after taxation	**4,199**	**205**	**–**	**582**	**4,986**
Other segment information					
Income tax	1,281	74	–	–	1,355
Interest income	244	9	–	–	253
Interest expense	2,156	32	–	–	2,188
Depreciation and amortisation	11,915	97	–	–	12,012
Impairment loss	105	3	–	–	108
Share of associates' results	–	–	–	462	462
Share of joint ventures' results	–	–	–	107	107
Non-current assets additions during the year	24,242	98	–	–	24,340

6 Segmental information (Continued)

(a) Business segments (Continued)

The segment results of the Group for the year ended 31 December 2014 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Revenue from external customers	107,790	523	–	–	108,313
Inter-segment sales	–	1,364	(1,364)	–	–
Reportable segment revenue	107,790	1,887	(1,364)	–	108,313
Reportable segment profit before taxation	2,422	257	–	416	3,095
Reportable segment profit after taxation	1,800	202	–	416	2,418
Other segment information					
Income tax	622	55	–	–	677
Interest income	369	7	–	–	376
Interest expense	2,155	38	–	–	2,193
Depreciation and amortisation	10,915	88	–	–	11,003
Impairment loss	205	–	–	–	205
Share of associates' results	–	–	–	263	263
Share of joint ventures' results	–	–	–	140	140
Non-current assets additions during the year	29,523	98	–	–	29,621

The segment assets and liabilities of the Group as at 31 December 2015 and 31 December 2014 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
As at 31 December 2015					
Reportable segment assets	**180,753**	**2,795**	**(1,004)**	**3,706**	**186,250**
Reportable segment liabilities	**136,391**	**1,290**	**(1,004)**	**–**	**136,677**
As at 31 December 2014					
Reportable segment assets	184,661	2,427	(568)	3,177	189,697
Reportable segment liabilities	144,782	1,209	(568)	–	145,423

* Unallocated assets primarily include investments in associates and joint ventures, available-for-sale financial assets, derivative financial instruments and other investments in equity securities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from available-for-sales financial assets and other investments in equity securities.

6 Segmental information (continued)

(b) The Group's business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group's revenues by geographical segment are analysed based on the following criteria:

(1) Traffic revenues from services within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan ("Hong Kong, Macau and Taiwan")), is classified as domestic operations revenues. Traffic revenue from inbound and outbound services between overseas markets, excluding Hong Kong, Macau and Taiwan, is classified as international operations revenues.

(2) Revenues from commission income, hotel and tour operation, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	2015 RMB Million	2014 RMB Million
Domestic	**82,981**	82,764
International	**25,872**	22,952
Hong Kong, Macau and Taiwan	**2,614**	2,597
	111,467	108,313

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group's other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(c) Reconciliation of reportable segment revenues, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statement.

	Note	2015 RMB million	2014 RMB million
Revenue			
Reportable segment revenues		**111,467**	108,313
Reclassification of expired sales in advance of carriage	(i)	**459**	459
Reclassification of sales tax	(ii)	**(274)**	(188)
Consolidated revenues		**111,652**	108,584

	Note	2015 RMB million	2014 RMB million
Profit before income tax			
Reportable segment profit before taxation		**6,341**	3,095
Capitalisation of exchange difference of specific loans	(iii)	**(222)**	(28)
Government grants	(iv)	**1**	1
Others		**(2)**	(2)
Consolidated profit before income tax		**6,118**	3,066

6 Segmental information (Continued)

(c) Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statement. (Continued)

	Note	2015 RMB million	2014 RMB million
Assets			
Reportable segment assets		**186,250**	189,697
Capitalisation of exchange difference of specific loans	(iii)	**101**	323
Government grants	(iv)	**(342)**	(259)
Others		**(20)**	(73)
Consolidated total assets		**185,989**	189,688

	Note	2015 RMB million	2014 RMB million
Liabilities			
Reportable segment liabilities		**136,677**	145,423
Government grants	(iv)	**(312)**	(228)
Consolidated total liabilities		**136,365**	145,195

Notes:

(i) In accordance with the PRC GAAP, expired sales in advance of carriage are recorded under non-operating income. Under IFRSs, such income is recognised as other operating income.

(ii) In accordance with the PRC GAAP, sales tax is separately disclosed rather than deducted from revenue under IFRSs.

(iii) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

(iv) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined on official documents as part of "capital reserve", are credited to capital reserve. Otherwise, government grants related to assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

7 Other operating revenue

	2015 RMB million	2014 RMB million
Commission income	**1,545**	1,335
Expired sales in advance of carriage	**459**	459
Hotel and tour operation income	**621**	508
General aviation income	**490**	576
Ground services income	**345**	293
Air catering income	**239**	272
Cargo handling income	**230**	236
Rental income	**182**	156
Others	**442**	421
	4,553	4,256

8 Flight operation expenses

	2015 RMB million	2014 RMB million
Jet fuel costs	**26,274**	37,728
Flight personnel payroll and welfare	**8,070**	6,803
Aircraft operating lease charges	**6,153**	5,383
Air catering expenses	**2,680**	2,497
Civil Aviation Development Fund	**2,482**	2,279
Training expenses	**1,003**	1,003
Aircraft insurance	**168**	202
Others	**3,582**	3,006
	50,412	58,901

9 Maintenance expenses

	2015 RMB million	2014 RMB million
Aviation repair and maintenance charges	**7,396**	5,525
Staff payroll and welfare	**2,131**	1,966
Maintenance materials	**880**	813
	10,407	8,304

10 Aircraft and transportation service expenses

	2015 RMB million	2014 RMB million
Landing and navigation fees	**11,510**	10,496
Ground service and other charges	**6,398**	5,906
	17,908	16,402

11 Promotion and selling expenses

	2015 RMB million	2014 RMB million
Sales commissions	**3,150**	4,263
Ticket office expenses	**2,605**	2,465
Computer reservation services	**605**	542
Advertising and promotion	**122**	116
Others	**494**	455
	6,976	7,841

12 General and administrative expenses

	2015 RMB million	2014 RMB million
General corporate expenses	**2,325**	2,195
Auditors' remuneration	**15**	18
– Audit services	**15**	18
– Non-audit services	**–**	–
Other taxes and levies	**124**	124
	2,464	2,337

13 Depreciation and amortisation

	2015 RMB million	2014 RMB million
Depreciation		
– Owned assets	**7,082**	8,021
– Assets acquired under finance leases	**4,684**	2,768
Amortisation of deferred benefits and gains	**(148)**	(156)
Other amortisation	**227**	195
	11,845	10,828

14 Staff costs

	2015 RMB million	2014 RMB million
Salaries, wages and welfare	**16,636**	14,667
Defined contribution retirement scheme	**1,726**	1,554
Other retirement welfare subsidy	**177**	167
Early retirement benefits (Note 43)	**3**	7
	18,542	16,395

Staff costs relating to flight operations and maintenance are also included in the respective total amounts disclosed separately in Note 8 to Note 9 above.

Details of staff costs arising from cash-settled share appreciation rights are disclosed in Note 49(c). Such costs have been included in "salaries, wages and welfare" above.

(a) Five highest paid individual

None of the directors (2014: none), whose emoluments are reflected in Note 56, is among the five highest paid individuals in the Group for 2015. The aggregate emoluments in respect of the five (2014: five) individuals during the year are as follows:

	2015 RMB '000	2014 RMB '000
Salaries, wages and welfare	**7,856**	7,180
Retirement scheme contributions	**617**	661
	8,473	7,841

The emoluments of the five (2014: five) individuals with the highest emoluments are within the following bands:

	2015 Number of individuals	2014 Number of individuals
HK$1,500,000 to HK$2,000,000 (RMB1,256,670 to RMB1,675,560 equivalent)	**3**	5
HK$2,000,000 to HK$2,500,000 (RMB1,675,560 to RMB2,094,450 equivalent)	**2**	–

15 Other net income

	2015 RMB million	2014 RMB million
Government grants (Note)	**2,331**	1,700
Gain/(losses) on disposal of property, plant and equipment, net		
– Aircraft and spare engines	**414**	344
– Other property, plant and equipment	**(102)**	(77)
Others	**635**	223
	3,278	2,190

Note:

Government grants mainly represent (i) subsidies based on certain amount of tax paid granted by governments to the Group; (ii) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located. The government grants are recognised when fulfilling the requirements and when cash is received.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised during the year ended 31 December 2015.

16 Interest expense

	2015 RMB million	2014 RMB million
Interest on borrowings	**1,320**	1,628
Interest relating to obligations under finance leases	**1,248**	978
Interest relating to provision for early retirement benefits(Note 43)	**2**	4
Less: interest expense capitalised (Note)	**(382)**	(417)
	2,188	2,193

Note:

The weighted average interest rate used for interest capitalisation was 2.77% per annum in 2015 (2014: 2.37%).

17 Other non-operating income

	2015 RMB million	2014 RMB million
Gain recognised on acquisition of a subsidiary	**–**	26

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

18 Income tax

(a) Income tax expense in the consolidated income statement

	2015 RMB million	2014 RMB million
PRC income tax		
– Provision for the year	**1,700**	430
– Over-provision in prior year	**(41)**	(29)
	1,659	401
Deferred tax (Note 29)		
Origination and reversal of temporary differences	**(359)**	267
Tax expense	**1,300**	668

In respect of majority of the Group's airline operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas tax has been made for overseas airlines operation in the current and prior years.

Under the Corporate Income Tax Law of the PRC, the Company and majority of its subsidiaries are subject to PRC income tax at 25% (2014: 25%). Certain subsidiaries of the Company are subject to preferential income tax rate at 15% according to the preferential tax policy in locations, where those subsidiaries are located.

(b) Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates

	2015 RMB million	2014 RMB million
Profit before taxation	**6,118**	3,066
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned (Note)	**1,482**	738
Adjustments for tax effect of:		
Non-deductible expenses	**3**	11
Share of results of associates and joint ventures	**(144)**	(104)
Unused tax losses and deductible temporary differences for which no deferred tax assets were recognised	**23**	63
Utilisation of unused tax losses and deductible temporary differences for which no deferred tax assets were recognised in prior years	**(18)**	(11)
Over-provision in prior year	**(41)**	(29)
Others	**(5)**	–
Tax expense	**1,300**	668

Note:

The headquarters of the Company and its branches are taxed at rate at 25% (2014: 25%). The subsidiaries of the Group are taxed at rates ranging from 15% to 25% (2014: 15% to 25%).

19 Earnings per share

The calculation of basic earnings per share for the year ended 31 December 2015 is based on the profit attributable to equity shareholders of the Company of RMB3,736 million (2014: RMB1,777 million) and the weighted average of 9,817,567,000 shares in issue during the year (2014: 9,817,567,000 shares).

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for the year ended 31 December 2015 and 2014.

20 Property, plant and equipment, net

			Aircraft				
	Investment properties RMB million	Buildings RMB million	Owned RMB million	Acquired under finance leases RMB million	Other flight equipment including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Cost:							
At 1 January 2014	681	8,672	88,864	58,318	17,477	5,346	179,358
Additions	–	151	726	8,521	821	608	10,827
Transfer from construction in progress (Note 21)	1	444	382	11,546	957	133	13,463
Transfer to buildings upon cease of lease intention	(99)	99	–	–	–	–	–
Transfer to lease prepayments upon cease of lease intention	(21)	–	–	–	–	–	(21)
Transfer to investment properties upon lease out	84	(84)	–	–	–	–	–
Acquisition of a subsidiary	–	–	539	1,931	261	23	2,754
Disposals	–	(77)	(5,390)	(443)	(946)	(227)	(7,083)
At 31 December 2014	646	9,205	85,121	79,873	18,570	5,883	199,298
At 1 January 2015	**646**	**9,205**	**85,121**	**79,873**	**18,570**	**5,883**	**199,298**
Additions	**–**	**138**	**1,564**	**5,901**	**660**	**353**	**8,616**
Transfer from construction in progress (Note 21)	**–**	**849**	**1,777**	**8,174**	**896**	**103**	**11,799**
Transfer from lease prepayments	**6**	**–**	**–**	**–**	**–**	**–**	**6**
Transfer to buildings upon cease of lease intention	**(8)**	**8**	**–**	**–**	**–**	**–**	**–**
Transfer to investment properties upon lease out	**88**	**(88)**	**–**	**–**	**–**	**–**	**–**
Reclassification on exercise of purchase option	**–**	**–**	**6,700**	**(6,700)**	**–**	**–**	**–**
Disposals	**(2)**	**(38)**	**(1,454)**	**(416)**	**(1,156)**	**(230)**	**(3,296)**
At 31 December 2015	**730**	**10,074**	**93,708**	**86,832**	**18,970**	**6,109**	**216,423**

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

20 Property, plant and equipment, net (Continued)

			Aircraft				
	Investment properties RMB million	Buildings RMB million	Owned RMB million	Acquired under finance leases RMB million	Other flight equipment including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Accumulated depreciation and impairment losses:							
At 1 January 2014	173	2,794	32,812	10,240	10,216	3,346	59,581
Depreciation charge for the year	21	292	6,095	2,768	1,063	550	10,789
Transfer to buildings upon cease of lease intention	(22)	22	–	–	–	–	–
Transfer to lease prepayments upon cease of lease intention	(4)	–	–	–	–	–	(4)
Transfer to investment properties upon lease out	19	(19)	–	–	–	–	–
Disposals	–	(61)	(3,966)	(429)	(701)	(211)	(5,368)
Provision for impairment loss	–	–	176	–	39	–	215
Impairment losses written off on disposal	–	–	(317)	–	(51)	–	(368)
At 31 December 2014	187	3,028	34,800	12,579	10,566	3,685	64,845
At 1 January 2015	**187**	**3,028**	**34,800**	**12,579**	**10,566**	**3,685**	**64,845**
Depreciation charge for the year	**19**	**351**	**5,089**	**4,684**	**1,104**	**519**	**11,766**
Transfer to buildings upon cease of lease intention	**(2)**	**2**	**–**	**–**	**–**	**–**	**–**
Transfer to investment properties upon lease out	**18**	**(18)**	**–**	**–**	**–**	**–**	**–**
Transfer from lease prepayments	**2**	**–**	**–**	**–**	**–**	**–**	**2**
Reclassification on exercise of purchase options	**–**	**–**	**2,301**	**(2,301)**	**–**	**–**	**–**
Disposals	**(1)**	**(14)**	**(1,315)**	**(416)**	**(1,087)**	**(191)**	**(3,024)**
Provision for impairment loss (Note 20(d))	**–**	**–**	**15**	**40**	**35**	**–**	**90**
Impairment losses written off on disposal (Note 20(c))	**–**	**–**	**(108)**	**–**	**(18)**	**–**	**(126)**
At 31 December 2015	**223**	**3,349**	**40,782**	**14,586**	**10,600**	**4,013**	**73,553**
Net book value							
At 31 December 2015	**507**	**6,725**	**52,926**	**72,246**	**8,370**	**2,096**	**142,870**
At 31 December 2014	459	6,177	50,321	67,294	8,004	2,198	134,453

20 Property, plant and equipment, net (Continued)

(a) As at 31 December 2015, the accumulated impairment provision of aircraft and flight equipment of the Group is RMB1,570 million and RMB125 million respectively (2014: RMB1,623 million and RMB108 million respectively).

(b) As at 31 December 2015, certain aircraft and other flight equipment of the Group with an aggregate carrying value of approximately RMB88,060 million (2014: RMB99,119 million) were mortgaged under certain loans or certain lease agreements (Notes 35 and 36).

(c) During the year ended 31 December 2015, 2 Boeing 757-200 aircraft against which impairment provision had been provided in previous years were disposed of and the impairment provision of RMB108 million for these aircraft was written off on disposal.

(d) As at 31 December 2015, the Group reviewed the recoverable amounts of the aircrafts and related assets and made an additional impairment provision of RMB55 million for 5 EMB 145 aircraft and 2 EMB 190 aircraft against which impairment provision had been provided in previous years. The estimates of recoverable amounts were based on the greater of the assets' fair value less costs to sell and the value in use. The fair value was determined by reference to the recent observable market prices for the aircraft fleet and flight equipment.

(e) As at 31 December 2015 and up to the date of approval of these financial statements, the Group is in the process of applying for the property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Xiamen, Heilongjiang, Jilin, Dalian, Guangxi, Hunan, Beijing, Shanghai, Zhuhai, Shenzhen, Shenyang, Xi'an, Xinjiang, Henan, Chengdu, Guizhou, Hainan, Hubei, Sanya and Shantou, in which the Group has interests and for which such certificates have not been granted. As at 31 December 2015, carrying value of such properties of the Group amounted to RMB3,615 million (2014: RMB3,572 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant property title certificates.

(f) The Group leased out investment properties and certain flight training facilities under operating leases. The leases typically run for an initial period of one to fourteen years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totalling RMB182 million (2014: RMB156 million) was received by the Group during the year in respect of the leases. Directors estimated the fair value of these investment properties approximate the carrying amount.

The properties are reclassified between investment properties and property, plant and equipment, upon the intention of commencement or cease of lease.

The Group's total future minimum lease income under non-cancellable operating leases are as follows:

	2015 RMB million	2014 RMB million
Within 1 year	**53**	54
After 1 year but within 5 years	**77**	72
After 5 years	**20**	11
	150	137

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

21 Construction in progress

	Advance payment for aircraft and flight equipment RMB million	Others RMB million	Total RMB million
At 1 January 2014	16,413	1,046	17,459
Additions	13,742	1,342	15,084
Acquisition of a subsidiary	484	2	486
Transferred to property, plant and equipment (Note 20)	(12,885)	(578)	(13,463)
Transferred to lease prepayments and other assets upon completion of development	–	(219)	(219)
At 31 December 2014	17,754	1,593	19,347
At 1 January 2015	**17,754**	**1,593**	**19,347**
Additions	**13,671**	**1,287**	**14,958**
Transferred to property, plant and equipment (Note 20)	**(10,787)**	**(1,012)**	**(11,799)**
Transferred to lease prepayments and other assets upon completion of development	**–**	**(123)**	**(123)**
Disposals	**(2,938)**	**(12)**	**(2,950)**
At 31 December 2015	**17,700**	**1,733**	**19,433**

22 Lease prepayments

Lease prepayments relate to the Group's land use rights. In 2015, the amount of amortisation charged to consolidated income statement was RMB64 million (2014: RMB61 million).

A majority of the Group's properties are located in the PRC. The Group was formally granted the rights to use certain parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Jilin, Guiyang and other PRC cities by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2073.

As at 31 December 2015 and up to the date of approval of these financial statements, the Group is in the process of applying for certain land use right certificates. As at 31 December 2015, carrying value of such land use rights of the Group amounted to RMB1,359 million (2014: RMB1,038 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the land use rights referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates.

(Expressed in Renminbi unless otherwise indicated)

23 Subsidiaries

All the subsidiaries of the Company are unlisted. The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group.

Name of company	Place of establishment/ operation	Registered capital	Proportion of ownership interest held by the Company	Principal activity
Henan Airlines Company Limited ("China Southern Henan Airlines") (i)&(ii)	PRC	RMB6,000,000,000	60%	Airline transportation
Xiamen Airlines Company Limited ("Xiaman Airlines") (ii)&(v)	PRC	RMB5,000,000,000	55%	Airline transportation
Chongqing Airlines Company Limited (ii)	PRC	RMB1,200,000,000	60%	Airline transportation
Shantou Airlines Company Limited (ii)	PRC	RMB280,000,000	60%	Airline transportation
Xinjiang Civil Aviation Property Management Limited (ii)	PRC	RMB251,332,832	51.84%	Property management
Zhuhai Airlines Company Limited (ii)	PRC	RMB250,000,000	60%	Airline transportation
Guizhou Airlines Company Limited ("Guizhou Airlines") (ii)	PRC	RMB650,000,000	60%	Airline transportation
Guangzhou Nanland Air Catering Company Limited (iii)	PRC	RMB120,000,000	55%	Air catering
Guangzhou Baiyun International Logistic Company Limited (ii)	PRC	RMB50,000,000	61%	Logistics operations
Beijing Southern Airlines Ground Services Company Limited (ii)	PRC	RMB18,000,000	100%	Airport ground services
China Southern Airlines Group Air Catering Company Limited (ii)	PRC	RMB10,200,000	100%	Air catering
Nan Lung International Freight Limited	Hong Kong	HKD3,270,000	51%	Freight services

(i) Pursuant to an agreement entered into in 2014 by the equity holders of China Southern Henan Airlines, a subsidiary of the Company, the equity holders of China Southern Henan Airlines agreed to further inject capital of RMB 2.8 billion into the company based on their equity percentage. The Company's capital injection of RMB1.68 billion comprises of RMB1.33 billion in cash and RMB0.35 billion in the form of property, plant and equipment and lease prepayments. The non-controlling shareholder's capital injection of RMB1.12 billion is in the form of cash contribution. As at 31 December 2015, the above capital injection was fully completed.

(ii) These subsidiaries are PRC limited liability companies.

(iii) This subsidiary is a Sino-foreign equity joint venture company established in the PRC.

(iv) Certain subsidiaries of the Group are PRC joint ventures which have limited terms pursuant to the PRC law.

(v) The Company held 51% equity interests in Xiamen Airlines since its incorporation. In December 2015, the Company acquired additional 4% equity interests in Xiamen Airlines from its non-controlling shareholders at a consideration of RMB 626 million.

23 Subsidiaries (Continued)

(a) Material non-controlling interests

As at 31 December 2015, the balance of total non-controlling interests is RMB10,579 million, of which RMB6,706 million is for Xiamen Airlines. The rest of non-controlling interests are not material.

Set out below are the summarised financial information for Xiamen Airlines that has non-controlling interests that are material to the Group.

Summarised balance sheet

	Xiamen Airlines	
	2015	**2014**
	RMB million	**RMB million**
Current		
Assets	**2,435**	6,397
Liabilities	**(12,148)**	(8,527)
Total current net liabilities	**(9,713)**	(2,130)
Non-current		
Assets	**35,628**	32,883
Liabilities	**(11,336)**	(17,579)
Total non-current net assets	**24,292**	15,304
Net assets	**14,579**	13,174

Summarised statement of comprehensive income

	Xiamen Airlines	
	2015	**2014**
	RMB million	**RMB million**
Revenue	**19,915**	17,831
Profit before income tax	**1,576**	993
Income tax expense	**(406)**	(238)
Post-tax profit from continuing operations	**1,170**	755
Other comprehensive (loss)/income	**(5)**	32
Total comprehensive income	**1,165**	787
Dividends paid to non-controlling interests	**–**	3

23 Subsidiaries (Continued)

(a) Material non-controlling interests (Continued)

Summarised cash flows

	Xiamen Airlines	
	2015 RMB million	**2014 RMB million**
Cash generated from operating activities		
Cash generated from operations	**5,035**	2,660
Interest received	**162**	140
Interest paid	**(312)**	(377)
Income tax paid	**(473)**	(180)
Net cash generated from operating activities	**4,412**	2,243
Net cash used in investing activities	**(3,521)**	(4,866)
Net cash (used in)/generated from financing activities	**(3,296)**	1,850
Net decrease in cash and cash equivalents	**(2,405)**	(773)
Cash and cash equivalents at beginning of year	**3,036**	3,809
Exchange gain on cash and cash equivalents	**13**	–
Cash and cash equivalents at end of year	**644**	3,036

The information above is the amount before inter-company eliminations.

24 Interest in associates

	2015 RMB million	**2014 RMB million**
Share of net assets	**1,995**	1,583

All the Group's associates are unlisted without quoted market price. The particulars of the Group's principal associates as of 31 December 2015 are as follows:

			Proportion of ownership interest held by			
	Place of establishment / operation	Group's effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Southern Airlines Group Finance Co.,Ltd ("SA Finance")	PRC	33.98%	21.09%	12.89%	33.98%	Provision of Airlines financial services
Sichuan Airlines Co.,Ltd ("Sichuan Airlines")	PRC	39%	39%	–	39%	Airline transportation
Southern Airlines Culture and Media Co., Ltd. ("SACM")	PRC	40%	40%	–	40%	Advertising services

There is no associate that is individually material to the Group.

24 Interest in associates (Continued)

The Group has interests in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information of these associates is summarized as following:

	2015 RMB million	2014 RMB million
Aggregate carrying amount of individually immaterial associates	**1,995**	1,583
Aggregate amounts of the Group's share of: Profit from continuing activities	**460**	261
Other comprehensive (loss)/income	**(7)**	21
Total comprehensive income	**453**	282

25 Interest in joint ventures

	2015 RMB million	2014 RMB million
Share of net assets	**1,440**	1,338

All the Group's joint ventures are unlisted without quoted market price. The particulars of the Group's principal joint ventures as of 31 December 2015 are as follows:

			Proportion of ownership interest held by			
	Place of establishment/ operation	Group's effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Guangzhou Aircraft Maintenance Engineering Co.,Ltd ("GAMECO")	PRC	50%	50%	–	50%	Aircraft repair and maintenance services
Zhuhai Xiang Yi Aviation Technology Company Limited ("Zhuhai Xiang Yi")	PRC	51%	51%	–	50%	Flight simulation services
Guangzhou China Southern PRC Zhongmian Dutyfree Store Co., Limited	PRC	50%	50%	–	50%	Sales of duty free goods in flight
China Southern West Australian Flying College Pty Ltd ("Flying College")	Australia	48.12%	48.12%	–	50%	Pilot training services

There is no joint venture that is individually material to the Group.

25 Interest in joint ventures (Continued)

The Group has interest in a number of individually immaterial joint ventures that are accounted for using the equity method. The aggregate financial information of these joint ventures is summarized as following:

	2015 RMB million	2014 RMB million
Aggregate carrying amount of individually immaterial joint venture	**1,440**	1,338
Aggregate amounts of the Group's share of:		
Profit from continuing activities	**108**	140
Total comprehensive income	**108**	140

26 Other investments in equity securities

	2015 RMB million	2014 RMB million
Unlisted equity securities, at cost	**136**	136

Dividend income from unlisted equity securities of the Group amounted to RMB10 million during the year ended 31 December 2015 (2014: RMB10 million).

27 Available-for-sale financial assets

	2015 RMB million	2014 RMB million
Available-for-sale financial assets		
– Listed in the PRC	**104**	104
	104	104

Dividend income from listed securities of the Group amounted to RMB3 million during the year ended 31 December 2015 (2014: RMB3 million).

28 Derivative financial instruments

	2015 RMB million	2014 RMB million
Interest rate swaps	**13**	–

The Group uses interest rate swap to mitigate the risk of changes in market interest rates. At 31 December 2015, the fixed interest rates vary from 1.64% to 1.72%, and the main floating rates are LIBOR. As at 31 December 2015, the notional principal of the outstanding interest rate swap contracts at 31 December 2015 amounted to USD581 million.

29 Deferred tax assets/(liabilities)

(a) The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2015 RMB million	2014 RMB million
Deferred tax assets		
– Deferred tax asset to be utilized after 12 months	**525**	390
– Deferred tax asset to be utilized within 12 months	**862**	576
	1,387	966
Deferred tax liabilities		
– Deferred tax liability to be realized after 12 months	**(938)**	(873)
Net deferred tax assets	**449**	93

(b) Movements of net deferred tax assets are as follows:

	At the beginning of the year RMB million	(Charged)/ credited to income statement RMB million	Charged to other comprehensive income RMB million	At the end of the year RMB million
For the year ended 31 December 2015				
Deferred tax assets:				
Accrued expenses	**561**	**190**	**–**	**751**
Provision for major overhauls	**296**	**176**	**–**	**472**
Deferred revenue	**76**	**6**	**–**	**82**
Provision for impairment losses	**235**	**(34)**	**–**	**201**
Others	**82**	**(20)**	**–**	**62**
	1,250	**318**	**–**	**1,568**
Deferred tax liabilities:				
Provision for major overhauls	**(363)**	**(21)**	**–**	**(384)**
Depreciation allowances under tax in excess of the related depreciation under accounting	**(689)**	**2**	**–**	**(687)**
Change in fair value of derivative financial instruments	**–**	**–**	**(3)**	**(3)**
Change in fair value of available-for-sale equity securities	**(20)**	**–**	**–**	**(20)**
Others	**(85)**	**60**	**–**	**(25)**
	(1,157)	**41**	**(3)**	**(1,119)**
Net deferred tax assets	**93**	**359**	**(3)**	**449**

29 Deferred tax assets/(liabilities) (Continued)

(b) Movements of net deferred tax assets are as follows: (Continued)

	At the beginning of the year RMB million	(Charged)/ credited to income statement RMB million	Charged to other comprehensive income RMB million	At the end of the year RMB million
For the year ended 31 December 2014				
Deferred tax assets:				
Accrued expenses	847	(286)	–	561
Provision for major overhauls	173	123	–	296
Deferred revenue	75	1	–	76
Provision for impairment losses	393	(158)	–	235
Others	69	13	–	82
	1,557	(307)	–	1,250
Deferred tax liabilities:				
Provision for major overhauls	(363)	–	–	(363)
Depreciation allowances under tax in excess of the related depreciation under accounting	(707)	18	–	(689)
Change in fair value of available-for-sale equity securities	(9)	–	(11)	(20)
Others	(107)	22	–	(85)
	(1,186)	40	(11)	(1,157)
Net deferred tax assets	371	(267)	(11)	93

(c) Deferred tax assets not recognized

At 31 December 2015, the Group's deductible temporary differences amounting to RMB371 million (2014: RMB272 million) have not been recognised as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

Tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five years. At 31 December 2015, the Group's unused tax losses of RMB843 million (2014: RMB970 million) have not been recognised as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilised will be available before they expire. The expiry dates of unrecognised unused tax losses are analysed as follows:

	2015 RMB million	2014 RMB million
Expiring in:		
2015	–	95
2016	**230**	230
2017	**200**	201
2018	**214**	250
2019	**194**	194
2020	**5**	–
	843	970

30 Other assets

	Prepayment for exclusive use right of an airport terminal RMB million	Software RMB million	Leasehold improvement RMB million	Others RMB million	Total RMB million
At 1 January 2014	260	174	91	64	589
Additions	–	18	37	8	63
Acquisition of a subsidiary	–	5	–	290	295
Transferred from construction in progress	–	63	45	–	108
Disposal	–	(1)	–	–	(1)
Amortisation for the year	(10)	(72)	(36)	(16)	(134)
At 31 December 2014	250	187	137	346	920
At 1 January 2015	**250**	**187**	**137**	**346**	**920**
Additions	**–**	**29**	**3**	**7**	**39**
Transferred from construction in progress	**–**	**106**	**17**	**–**	**123**
Disposal	**–**	**–**	**–**	**(31)**	**(31)**
Amortisation for the year	**(10)**	**(75)**	**(39)**	**(39)**	**(163)**
At 31 December 2015	**240**	**247**	**118**	**283**	**888**

31 Inventories

	2015 RMB million	2014 RMB million
Consumable spare parts and maintenance materials	**1,519**	1,587
Other supplies	**197**	178
	1,716	1,765
Less: impairment	**(110)**	(104)
	1,606	1,661

Impairment of inventory is shown as below:

	2015 RMB million	2014 RMB million
At 1 January	**104**	305
Provision for impairment of inventories	**13**	–
Provision for impairment written back	**–**	(22)
Provision written off in relation to disposal of inventories	**(7)**	(179)
At 31 December	**110**	104

32 Trade receivables

	2015 RMB million	2014 RMB million
Trade receivables	**2,613**	2,716
Less: bad-debt provision	**(33)**	(33)
	2,580	2,683

(a) Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables is set out below:

	2015 RMB million	2014 RMB million
Within 1 month	**2,157**	2,133
More than 1 month but less than 3 months	**383**	535
More than 3 months but less than 12 months	**30**	25
More than 1 year	**43**	23
	2,613	2,716
Less: bad-debt provision	**(33)**	(33)
	2,580	2,683

All of the trade receivables are expected to be recovered within one year.

(b) Impairment of trade receivables

(i) Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly (Note 2(k)).

The movements in the allowance for doubtful debts during the year are as follows:

	2015 RMB million	2014 RMB million
At 1 January	**33**	27
Impairment loss recognised	**4**	12
Impairment loss written back	**–**	(2)
Uncollectible amounts written off	**(4)**	(4)
At 31 December	**33**	33

(ii) As of 31 December 2015, trade receivables of RMB47 million (2014: RMB5 million) were past due but not impaired. These relate to a number of independent customers for whom there is no significant financial difficulty and based on past experience, the overdue amounts can be recovered.

The ageing analysis of these trade receivables is as follows:

	2015 RMB million	2014 RMB million
3 to 12 months	**19**	5
Over 12 months	**28**	–
	47	5

32 Trade receivables (Continued)

(b) Impairment of trade receivables (Continued)

(iii) As of 31 December 2015, trade receivables of RMB48 million (2014: RMB43 million) were impaired. The amount of the provision was RMB33 million as of 31 December 2015 (2014: RMB33 million). The individually impaired receivables mainly relate to customers which are in unexpectedly difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

	2015 RMB million	2014 RMB million
3 to 12 months	**30**	20
Over 12 months	**18**	23
	48	43

(c) Trade receivables that are not impaired

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired is as follows:

	2015 RMB million	2014 RMB million
Neither past due nor impaired	**2,518**	2,668

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

(d) Trade receivables by currencies

The carrying amounts of the Group's trade receivables are denominated in the following currencies:

	2015 RMB million	2014 RMB million
Renminbi	**2,016**	2,231
US dollar	**218**	118
Euro	**129**	134
Australian dollar	**49**	36
Taiwan dollar	**33**	30
UK pound	**28**	38
Other currencies	**140**	129
	2,613	2,716

As at 31 December 2015, the fair value of trade receivables approximate its carrying amount.

33 Other receivables

	2015 RMB million	2014 RMB million
VAT recoverable	**1,596**	1,562
Rebate receivables on aircraft acquisitions	**901**	1,018
Term deposit (Note)	**761**	2,454
Deposits for aircraft purchase	**–**	239
Interest receivables	**66**	126
Other rental deposits	**119**	73
Others	**583**	695
Subtotal	**4,026**	6,167
Less: impairment	**(2)**	(3)
	4,024	6,164
Less: non-current portion of term deposit recognized as non-current assets (Note)	**(304)**	(300)
Current portion of other receivables	**3,720**	5,864

Note:

As at 31 December 2015, the balance represents the term deposit amounting to RMB761 million at bank with maturity over 3 months (2014: RMB2,454 million). Term deposit with maturity over 1 years amounting to RMB304 million is classified as non-current asset (2014: RMB300 million). The weighted average annualized interest rate of term deposits as of 31 December 2015 is 3.26% (2014: 3.06%).

As at 31 December 2015, the fair value of other receivables approximates its carrying amount.

34 Cash and cash equivalents

(a) Cash and cash equivalents comprise:

	2015 RMB million	2014 RMB million
Deposits in banks and other financial institution	**98**	4,445
Cash at bank and in hand	**4,462**	10,969
Cash and cash equivalents in the statement of balance sheet	**4,560**	15,414

As at 31 December 2015, the Group's deposits with SA Finance, which is a qualified financial institution, amounted to RMB2,934 million (2014: RMB4,264 million) (Note 48(d)(ii)).

As at 31 December 2015, the fair value of cash and cash equivalents approximate its carrying amount.

The carrying amounts of the Group's cash and cash equivalents are denominated in the following currencies:

	2015 RMB million	2014 RMB million
Renminbi	**3,756**	13,649
US dollar	**587**	1,296
Euro	**69**	136
Japanese Yen	**15**	5
Hong Kong Dollars	**12**	60
Others	**121**	268
	4,560	15,414

34 Cash and cash equivalents (Continued)

(b) Reconciliation of profit before income tax to cash generated from operating activities:

	Note	2015 RMB million	2014 RMB million
Profit before income tax		**6,118**	3,066
Depreciation charges	13	**11,766**	10,789
Other amortisation	13	**227**	195
Amortisation of deferred benefits and gains	13	**(148)**	(156)
Impairment losses on property, plant, equipment	20	**90**	215
Share of profits of associates	24	**(460)**	(261)
Share of profits of joint ventures	25	**(108)**	(140)
Gain on sale of property, plant and equipment, net and lease prepayments	15	**(312)**	(267)
Other non-operating income	17	**–**	(26)
Interest income		**(253)**	(376)
Interest expense	16	**2,188**	2,193
Dividend income from other investments in equity securities and available-for-sale financial assets	26 & 27	**(13)**	(13)
Exchange losses, net		**5,516**	292
Decrease in inventories		**55**	15
Decrease/(Increase) in trade receivables		**103**	(391)
Decrease in other receivables		**418**	108
Increase in prepaid expenses and other current assets		**(184)**	(203)
Decrease in net amounts due to related companies		**(153)**	(154)
Increase in trade payables		**843**	45
Increase in sales in advance of carriage		**1,030**	261
Increase in accrued expenses		**695**	308
(Decrease)/Increase in other liabilities		**(277)**	369
Decrease in deferred revenue		**(75)**	(410)
Increase in provision for major overhauls		**630**	244
Decrease in provision for early retirement benefits		**(20)**	(28)
Increase in deferred benefits and gains		**181**	151
Cash generated from operating activities		**27,857**	15,826

35 Borrowings

(a) As at 31 December 2015, borrowings are analysed as follows:

	2015 RMB million	2014 RMB million
Non-current		
Long-term bank borrowings		
– secured (Note (i)(iii))	**7,819**	19,846
– unsecured	**5,065**	22,220
	12,884	42,066
Corporate Bond		
–unsecured (Note (iv))	**3,000**	–
	15,884	42,066
Current		
Current portion of long-term bank borrowings		
– secured (Note (i)(ii)(iii))	**1,696**	3,834
– unsecured	**823**	6,902
Short-term bank borrowings		
– secured (Note (ii))	**–**	232
– unsecured	**19,483**	7,011
Ultra short-term financing bills		
– unsecured (Note (v))	**8,000**	3,000
	30,002	20,979
Total borrowings	**45,886**	63,045
The borrowings are repayable:		
Within one year	**30,002**	20,979
In the second year	**6,774**	17,226
In the third to fifth year inclusive	**8,381**	19,991
After the fifth year	**729**	4,849
Total borrowings	**45,886**	63,045

Notes:

(i) As at 31 December 2015, borrowings of the Group totalling RMB9,100 million (2014: RMB22,946 million) were secured by mortgages over certain of the Group's aircraft and other flight equipment with aggregate carrying amounts of RMB15,814 million (2014: RMB31,825 million).

(ii) As at 31 December 2015, none of the borrowings of the Group (2014: RMB532 million) were secured by pledged bank deposits (2014: RMB324 million).

(iii) As at 31 December 2015, borrowings of the Group amounting to RMB415 million (2014: RMB434 million) was secured by land use rights of RMB66 million (2014: RMB68 million) and investment property of RMB50 million (2014: RMB51 million).

(iv) The Group issued corporate bonds with aggregate nominal value of RMB 3,000 million on 20 November 2015 at a bond rate of 3.63%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date.

(v) The Group issued the first tranche of Ultra-short-term Financing Bills for the year 2015 with an amount of RMB 3,000 million on 19 November 2015 at a bond rate of 3.20%, with a maturity period of 270 days.

The Group issued the second tranche of Ultra-short-term Financing Bills for the year 2015 with an amount of RMB 2,000 million on 24 November 2015 at a bond rate of 3.04%, with a maturity period of 180 days.

The Group issued the third tranche of Ultra-short-term Financing Bills for the year 2015 with an amount of RMB 3,000 million on 30 November 2015 at a bond rate of 3.16%, with a maturity period of 268 days.

35 Borrowings (Continued)

(b) As at 31 December 2015, the Group's weighted average interest rates on short-term borrowings were 3.66% per annum (2014: 3.30% per annum).

(c) Details of borrowings with original maturity over one year are as follows:

	2015 RMB million	2014 RMB million
Renminbi denominated loans		
Fixed interest rate at 1.20% per annum as at 31 December 2015, with maturities through 2027	**20**	226
Corporate Bond – Fixed bond rate at 3.63%	**3,000**	–
Floating interest rates 90%, 95%, 100% of benchmark interest rate (stipulated by PBOC) as at 31 December 2015, with maturities through 2022	**783**	570
United States Dollars denominated loans		
Fixed interest rates ranging from 1.89% to 3.30% per annum as at 31 December 2014	**–**	927
Floating interest rates ranging from one-month LIBOR + 1.20% to one-month LIBOR + 2.20% per annum as at 31 December 2015, with maturities through 2021	**1,097**	1,832
Floating interest rates ranging from three-month LIBOR + 0.59% to three-month LIBOR + 2.80% per annum as at 31 December 2015, with maturities through 2024	**10,327**	38,546
Floating interest rates at six-month LIBOR + 0.45% to six-month LIBOR + 2.55% per annum as at 31 December 2015, with maturities through 2022	**3,176**	10,701
	18,403	52,802
Less: loans due within one year classified as current liabilities	**(2,519)**	(10,736)
	15,884	42,066

(d) The remaining contractual maturities at the end of the financial year of the Group's borrowings, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the end of the financial year) and the earliest date the Group can be required to pay, are as follows:

	2015 RMB million	2014 RMB million
Contractual undiscounted cash flows		
Within 1 year	**30,789**	22,293
After 1 year but within 2 years	**7,110**	18,098
After 2 years but within 5 years	**8,700**	20,758
After 5 years	**744**	5,040
	47,343	66,189

35 Borrowings (Continued)

(e) The carrying amounts of the borrowings are denominated in the following currencies:

	2015 RMB million	2014 RMB million
Renminbi	**30,145**	4,444
US Dollars	**15,110**	58,601
Euro	**631**	–
	45,886	63,045

The Group has significant borrowings balances as well as obligations under finance leases (Note 36) which are denominated in US dollars as at 31 December 2015. The net exchange loss of RMB5,953 million (2014: net exchange loss of RMB292 million) recorded by the Group was mainly attributable to the exchange loss/gain arising from translation of borrowings balances and finance lease obligations denominated in US dollars.

(f) As at 31 December 2015, loans to the Group from SA finance amounted to RMB105 million (2014: RMB105 million) (Note 48(d)(i)).

(g) As at 31 December 2015, the fair value of borrowings approximate their carrying amount. The fair value is within level 2 of the fair value hierarchy.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

36 Obligations under finance leases

The Group has commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 12 years expiring during the years 2016 to 2027. The Group has made careful assessment on the classification of leased aircraft pursuant to IAS 17 and believes all leased aircraft classified as finance lease meet one or more of the criteria as set out in IAS 17 that would lead to a lease being classified as a finance lease (i.e. the lease transfers ownership of the asset to the lessee by the end of the lease term; the lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised; at the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset).

As at 31 December 2015, future payments under these finance leases are as follows:

	2015			2014		
	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Future interest RMB million	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million
Within 1 year	**6,416**	**7,864**	**1,448**	5,992	7,312	1,320
After 1 year but within 2 years	**7,369**	**8,613**	**1,244**	5,487	6,643	1,156
After 2 years but within 5 years	**16,818**	**19,515**	**2,697**	15,781	18,277	2,496
After 5 years	**25,221**	**26,731**	**1,510**	22,651	24,345	1,694
	55,824	**62,723**	**6,899**	49,911	56,577	6,666
Less: balance due within one year classified as current liabilities	**(6,416)**			(5,992)		
	49,408			43,919		

36 Obligations under finance leases (continued)

Details of obligations under finance leases are as follows:

	2015 RMB million	2014 RMB million
United States Dollars denominated obligations		
Fixed interest rates ranging from 2.09% to 6.01% per annum as at 31 December 2015	**9,570**	4,176
Floating interest rates ranging from three-month LIBOR + 0.18% to three-month LIBOR + 3.30% per annum as at 31 December 2015	**21,168**	25,819
Floating interest rates ranging from six-month LIBOR + 0.03% to six-month LIBOR + 3.30% per annum as at 31 December 2015	**16,744**	16,797
Singapore Dollars denominated obligations		
Floating interest rate at six-month SIBOR + 1.44% per annum as at 31 December 2015	**368**	418
Japanese Yen denominated obligations		
Floating interest rate at three-month TIBOR + 0.75% to three-month TIBOR + 1.90% per annum as at 31 December 2015	**1,524**	1,610
Floating interest rate at six-month TIBOR + 3.00% per annum as at 31 December 2015	**325**	331
Renminbi denominated obligations		
Floating interest rate at 130% of five-year RMB loan benchmark interest rate announced by the PBOC per annum as at 31 December 2015	**369**	438
Floating interest rate at 100% of five-year RMB loan benchmark interest rate announced by the PBOC per annum as at 31 December 2015	**242**	322
Floating interest rate at 95% of five-year RMB loan benchmark interest rate announced by the PBOC per annum as at 31 December 2015	**435**	–
Floating interest rate at three-month CHN HIBOR + 0.38%	**551**	–
Euro denominated obligations		
Floating interest rate ranging from three-month EURIBOR + 0.32% to three-month EURIBOR + 2.70% per annum as at 31 December 2015	**2,951**	–
Floating interest rate ranging from six-month EURIBOR + 1.45% to six-month EURIBOR + 1.80% per annum as at 31 December 2015	**1,577**	–
	55,824	49,911

Charges over the assets concerned and relevant insurance policies are provided to the lessors as collateral and security. As at 31 December 2015, certain of the Group's aircraft with carrying amounts of RMB72,246 million (2014: RMB67,294 million) secured finance lease obligations totaling RMB55,824 million (2014: RMB49,911 million).

As at 31 December 2015, the fair value of obligation under finance leases approximate their carrying amount. The fair value is within level 2 of the fair value hierarchy.

37 Trade payables

	2015 RMB million	2014 RMB million
Within 1 month	**735**	755
More than 1 month but less than 3 months	**504**	633
More than 3 months but less than 6 months	**843**	107
More than 6 months but less than 1 year	**314**	76
More than 1 year	**104**	86
	2,500	1,657

As at 31 December 2015, the fair value of trade payable approximate their carrying amounts.

The carrying amounts of the Group's trade payable are denominated in the following currencies:

	2015 RMB million	2014 RMB million
Renminbi	**2,418**	1,558
US Dollars	**69**	86
Others	**13**	13
	2,500	1,657

38 Deferred revenue

Deferred revenue represents the unredeemed credits under the frequent flyer award programme.

39 Amounts due from/to related companies

(a) Amounts due from related companies

	Note	2015 RMB million	2014 RMB million
CSAHC and its affiliates		**21**	78
Associates		**226**	284
Joint ventures		**86**	124
	48(c)	**333**	486

The amounts due from related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

39 Amounts due from/to related companies (Continued)

(b) Amounts due to related companies

	Note	2015 RMB million	2014 RMB million
CSAHC and its affiliates		**59**	144
A joint venture of CSAHC		**18**	112
An associate		**13**	13
Joint ventures		**60**	119
Other related company		**2**	70
	48(c)	**152**	458

The amounts due to related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

40 Accrued expenses

	2015 RMB million	2014 RMB million
Repairs and maintenance	**5,179**	3,518
Jet fuel costs	**1,179**	1,814
Salaries and welfare	**2,434**	2,385
Landing and navigation fees	**2,003**	2,240
Computer reservation services	**340**	338
Provision for major overhauls (Note 42)	**470**	112
Interest expense	**385**	471
Air catering expenses	**307**	311
Provision for early retirement benefits (Note 43)	**12**	20
Others	**772**	913
	13,081	12,122

41 Other liabilities

	2015 RMB million	2014 RMB million
Civil Aviation Development Fund and airport tax payable	**1,335**	1,379
Payable for purchase of property, plant and equipment	**767**	703
Sales agent deposits	**384**	418
Other taxes payable	**395**	397
Deposit received for chartered flights	**103**	188
Payable due to the former shareholder of a subsidiary (Note (a))	**658**	758
Others	**1,516**	1,478
	5,158	5,321

(a) Balance represented a loan of a subsidiary acquired by the Group in 2014 due to its former shareholder, which was interest-free previously and has started to bear interest with an annual rate of 6% since 1 March 2015. As at 31 December 2015, the fair value of the balance approximate their carrying amount.

42 Provision for major overhauls

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	2015 RMB million	2014 RMB million
At 1 January	**1,735**	1,491
Additional provision	**823**	682
Utilisation	**(193)**	(438)
At 31 December	**2,365**	1,735
Less: current portion (Note 40)	**(470)**	(112)
	1,895	1,623

43 Provision for early retirement benefits

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	2015 RMB million	2014 RMB million
At 1 January	**45**	73
Provision for the year (Note 14)	**3**	7
Financial cost (Note 16)	**2**	4
Payments made during the year	**(25)**	(39)
At 31 December	**25**	45
Less: current portion (Note 40)	**(12)**	(20)
	13	25

The Group has implemented an early retirement plan for certain employees. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of service from the date of early retirement to the normal retirement date and the salary amount on the date of early retirement of the employees. The present value of the future cash flows expected to be required to settle the obligations is recognised as provision for early retirement benefits.

44 Deferred benefits and gains

	2015 RMB million	2014 RMB million
Leases rebates (Note (i))	**145**	184
Maintenance rebates (Note (ii))	**455**	367
Gains relating to sale and leaseback (Note (iii))	**77**	103
Government grants	**190**	177
Others	**19**	22
	886	853

Notes:

(i) The Company was granted rebates by the lessors under certain lease arrangements when it fulfilled certain requirements. The rebates are deferred and amortised using the straight line method over the remaining lease terms.

(ii) The Company was granted rebates by the engine suppliers under certain arrangements when it fulfilled certain requirements. The rebates are deferred and amortised using the straight line method over the beneficial period.

(iii) The Company entered into sale and leaseback transactions with certain third parties under operating leases. The gains are deferred and amortised over the lease terms of the aircraft.

45 Share capital

	2015 RMB million	2014 RMB million
Registered, issued and paid up capital:		
4,039,228,665 domestic state-owned shares of RMB1.00 each (2014: 4,208,586,278 shares of RMB1.00 each)	**4,039**	4,209
2,983,421,335 A shares of RMB1.00 each (2014: 2,814,063,722 shares of RMB1.00 each)	**2,984**	2,814
2,794,917,000 H shares of RMB1.00 each (2014: 2,794,917,000 shares of RMB1.00 each)	**2,795**	2,795
	9,818	9,818

All the domestic state-owned, H and A shares rank pari passu in all material respects.

46 Reserves

	2015 RMB million	2014 RMB million
Share premium		
At 1 January and 31 December	**14,131**	14,131
Fair value reserve		
At 1 January	**44**	22
Change in fair value of available-for-sale equity securities	**1**	22
Change in fair value of derivative financial instruments	**10**	–
At 31 December	**55**	44
Statutory and discretionary surplus reserve		
At 1 January	**1,306**	1,169
Appropriations to reserves (Note (a))	**246**	137
At 31 December	**1,552**	1,306
Other reserve		
At 1 January	**180**	167
Share of an associate's reserves movement	**(5)**	14
Acquisition of non-controlling interests in a subsidiary	**(52)**	(1)
At 31 December	**123**	180
Retained profits		
At 1 January	**10,269**	9,022
Profit for the year	**3,736**	1,777
Appropriations to reserves (Note (a))	**(246)**	(137)
Dividends approved in respect of the previous year	**(393)**	(393)
At 31 December	**13,366**	10,269
Total	**29,227**	25,930

46 Reserves (Continued)

(a) Appropriations to reserves

According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of dividend to shareholders and when there are retained profits at the end of the financial year.

Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b) Dividends

Dividends payable to equity shareholders of the Company attributable to the year:

	2015 **RMB million**	**2014** **RMB million**
Final dividend proposed after the end of the reporting year of RMB0.8 per 10 ordinary shares (2014: RMB0.4 per 10 ordinary shares) (inclusive of applicable tax)	**785**	393

A dividend in respect of the year ended 31 December 2015 of RMB0.8 per 10 shares (inclusive of applicable tax) (2014: RMB0.4 per 10 shares (inclusive of applicable tax)), amounting to a total dividend of RMB785 million (2014: RMB393 million), was proposed by the directors on 30 March 2016. The dividend proposed after the end of the financial year has not been recognized as a liability at the end of the financial year.

47 Commitments

(a) Capital commitments

Capital commitments outstanding at 31 December 2015 not provided for in the financial statements were as follows:

	2015 RMB million	2014 RMB million
Commitments in respect of aircraft and flight equipment		
– authorised and contracted for	**83,427**	59,467
Investment commitments		
– authorised and contracted for		
– capital contributions for acquisition of interests in associates	**34**	70
– share of capital commitments of a joint venture	**56**	52
	90	122
– authorised but not contracted for		
– share of capital commitments of a joint venture	**41**	–
	131	122
Commitments for other property, plant and equipment		
– authorised and contracted for	**2,550**	1,512
– authorised but not contracted for	**4,183**	3,610
	6,733	5,122
	90,291	64,711

As at 31 December 2015, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for aircraft and flight equipment are as follows:

	2015 RMB million	2014 RMB million
2015	**–**	18,146
2016	**19,074**	11,628
2017	**22,359**	10,081
2018	**18,898**	7,552
2019 and afterwards	**23,096**	12,060
	83,427	59,467

47 Commitments (Continued)

(b) Operating lease commitments

As at 31 December 2015, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment are as follows:

	2015 RMB million	2014 RMB million
Payments due		
Within 1 year	**6,560**	5,072
After 1 year but within 5 years	**18,582**	15,496
After 5 years	**10,967**	8,230
	36,109	28,798

48 Material related party transactions

(a) Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company's directors (excluding independent non-executive directors) and certain of the highest paid employees as disclosed in Note 56, is as follows:

	2015 RMB '000	2014 RMB '000
Salaries, wages and welfare	**8,907**	13,013
Retirement scheme contributions	**1,868**	2,359
	10,775	15,372

	2015 RMB '000	2014 RMB '000
Directors and supervisors (Note 56)	**2,471**	3,241
Senior management	**8,304**	12,131
	10,775	15,372

Total remuneration is included in "staff costs" (Note 14).

48 Material related party transactions (Continued)

(b) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, joint ventures and other related company of the Group

The Group provided or received various operational services to or by the CSAHC Group, associates, joint ventures and other related company of the Group during the normal course of its business.

Details of the significant transactions carried out by the Group are as follows:

	Note	2015 RMB million	2014 RMB million
Income received from the CSAHC Group			
Charter flight and pallet income	(i)	**19**	32
Air catering supplies income	(ii)	**1**	1
Cargo handling income	(i)	**1**	–
Aircraft material sales	(iii)	**1**	–
Expenses paid to the CSAHC Group			
Repairing charges	(iii)	**1,324**	780
Lease charges for land and buildings	(iv)	**193**	173
Handling charges	(v)	**114**	119
Property management fee	(vi)	**73**	61
Air catering supplies expenses	(ii)	**100**	89
Cargo handling charges	(i)	**109**	46
Commission expenses	(i)	**98**	8
Printing expenses	(vii)	**4**	4
Construction supervision expenses	(xx)	**2**	–
Expenses paid to joint ventures and associates			
Repairing charges	(viii)	**1,714**	1,335
Flight simulation service charges	(ix)	**324**	316
Training expenses	(x)	**112**	169
Ground service expenses	(xi)	**119**	111
Air catering supplies	(xii)	**108**	102
Advertising expenses	(xiii)	**67**	75
Commission expense	(xiv)	**1**	29
Maintenance material purchase expenses	(viii)	**29**	24
Intercom rental expenses	(xxi)	**2**	–
Rental expenses	(xxii)	**1**	–
Income received from joint ventures and associates			
Entrustment income for advertising media business	(xiii)	**21**	34
Rental income	(ix)	**37**	33
Commission income	(xv)	**17**	40
Repairing income	(xiv)	**12**	17
Air catering supplies	(xiv)	**23**	10
Ground service income	(xvi)	**8**	8
Air ticket Income	(xv)	**1**	2
Maintenance material sales revenue	(xvii)	**1**	2
Air catering supplies income	(xii)	**1**	1
Income received from other related company			
Air tickets income	(xviii)	**10**	12
Expenses paid to other related company			
Computer reservation services	(xix)	**515**	435
Advertising expenses	(xviii)	**–**	20

48 Material related party transactions (Continued)

(b) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, joint ventures and other related company of the Group (Continued)

(i) China southern air holding ground services CO.,LTD ("CSA Ground Services"), a wholly- owned subsidiary of CSAHC, purchases cargo spaces and charter flights from the Group. In addition, cargo handling income/charges are earned/payable by the Group in respect of the cargo handling services with CSA Ground Services.

Commission is earned by CSA Ground Services in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the CAAC and International Air Transportation Association.

(ii) Shenzhen Air Catering Company Limited ("SZ Catering") became a related party of the Group since its Chairman, Mr. Yuan Xin An was appointed as a non-executive Director of the Company in November 2011.

In addition, air catering supplies income/expenses are earned/payable by the group in respect of certain in-flight meals and related services with SZ catering.

(iii) MTU Maintenance Zhuhai Co., Ltd, a joint venture of CSAHC, provides comprehensive maintenance services to the Group.

(iv) The Group leases certain land and buildings in the PRC from CSAHC. The amount represents rental payments for land and buildings paid or payable to CSAHC.

(v) The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company Limited ("SAIETC"), a wholly-owned subsidiary of CSAHC, and pays handling charges to SAIETC.

(vi) Guangzhou China Southern Airlines Property Management Company Limited, a wholly-owned subsidiary of CSAHC, provides property management services to the Group.

(vii) Printing Plant of China Northern Airlines Vestibule School provides printing services for the Group.

(viii) Guangzhou Aircraft Maintenance Engineering Company Limited ("GAMECO") and Shenyang Northern Aircraft Maintenance Limited, joint ventures of the Group, provide comprehensive maintenance services to the Group.

The Group purchases maintenance material from GAMECO.

(ix) Zhuhai Xiang Yi Aviation Technology Company Limited ("Zhuhai Xiang Yi"), a joint venture of the Group, provides flight simulation services to the Group.

In addition, the Group leased certain flight training facilities and buildings to Zhuhai Xiang Yi under operating lease agreements.

(x) China Southern West Australian Flying College Pty Limited ("Flying College"), a joint venture of the Group, provides training services to the Group.

(xi) Beijing Aviation Ground Services Co.,Ltd., and Shenyang Konggang Logistic Co. Ltd., associates of the Group provide ground service to the Group.

(xii) Air catering supplies income/expenses are earned/payable by the Group in respect of certain in-flight meals and related services with Beijing Airport Inflight Kitchen Co.,Ltd., which is an associate of the Group.

48 Material related party transactions (Continued)

(b) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, joint ventures and other related company of the Group (Continued)

(xiii) SACM, an associate of the Group, provides advertising services to the Group.

In addition, Xiamen Airlines provides certain media resources to Xiamen Media, a subsidiary of SACM.

(xiv) Sichuan Airlines Corporation Limited ("Sichuan Airlines"), an associate of the Group, provides commissions service to the Group. The charge is determined according to the market price.

In addition, The Company provides aircraft maintenance services to Sichuan Airlines. The Group provides air catering services and repairing services to Sichuan Airlines.

(xv) The Group provides certain website resources to SA Finance for the sales of air insurance to passengers and provides commission service to Sichuan Airlines.

In addition, the Group sells tickets to SA Finance as a gift to passengers for the sales of insurance.

(xvi) The Group provides ground services to Shenyang Konggang Logistic Co.,Ltd and Sichuan Airlines, which are associates of the Group.

(xvii) The Group sells maintenance materials to Shenyang Northern Aircraft Maintenance Ltd., which is a joint venture of the Group.

(xviii) Phoenix Satellite Television Holdings Limited ("the Phoenix Group") is a related party of the Group as the board chairman of the Phoenix Group was appointed as a non-executive director of the Group. It provides advertising services to the Group.

In addition, the Group Sells tickets to the Phoenix Group on market price.

(xix) China Travel Sky Holding Company is a related party of the Group as a director of the Group was appointed as the director of China Travel Sky Holding Company. It provides computer reservation services to the Group.

(xx) CSA Construction Supervision Co. Ltd., an associate of the CSAHC, provides supervision services to the Group.

(xxi) Guangzhou Tuokang Communication Technology Co. Ltd., an associate of the Group, provides intercom rental services to the Group.

(xxii) Shenyang Konggang Logistic Co. Ltd., an associate of the Group, provides facilities and buildings to the Group under operating lease agreements.

48 Material related party transactions (Continued)

(c) Balances with the CSAHC Group, associates, joint ventures and other related company of the Group

Details of amounts due from/to the CSAHC Group, associates, joint ventures and other related company of the Group:

	Note	2015 RMB million	2014 RMB million
Receivables:			
The CSAHC Group		**21**	78
Associates		**226**	284
Joint ventures		**86**	124
	39(a)	**333**	486

	Note	2015 RMB million	2014 RMB million
Payables:			
The CSAHC Group		**77**	256
Associates		**13**	13
Joint ventures		**60**	119
Other related company		**2**	70
	39(b)	**152**	458

	2015 RMB million	2014 RMB million
Accrued expenses:		
The CSAHC Group	**571**	451
Associates	**97**	92
Joint ventures	**931**	836
Other related company	**282**	269
	1,881	1,648

The amounts due from/to the CSAHC Group, associates, joint ventures and other related company of the Group are unsecured, interest free and have no fixed terms of repayment.

48 Material related party transactions (Continued)

(d) Loans from and deposits placed with related parties

(i) Loans from related parties

At 31 December 2015, loans from SA Finance to the Group amounted to RMB105 million (2014: RMB105 million).

In 2015, CSAHC, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAHC, as the lender, entrusted SA Finance to lend RMB105 million to the Group from 27 April 2015 to 27 April 2016. The interest rate is 90% of benchmark interest rate stipulated by PBOC per annum.

The unsecured loans are repayable as follows:

	Note	2015 RMB million	2014 RMB million
Within 1 year		**105**	105
	35(f)	**105**	105

Interest expense paid on such loans amounted to RMB4 million (2014: RMB11 million) and the interest rates ranged from 3.92% to 4.14% per annum during the year ended 31 December 2015 (2014: 5.04% to 5.70% per annum).

(ii) Deposits placed with SA Finance

At 31 December 2015 the Group's deposits with SA Finance are presented in the table below. The applicable interest rates are determined in accordance with the rates published by the PBOC.

	Note	2015 RMB million	2014 RMB million
Deposits placed with SA Finance	34	**2,934**	4,264

Interest income received on such deposits amounted to RMB70 million during the year ended 31 December 2015 (2014: RMB68 million).

(e) Commitments to CSAHC

At 31 December 2015, the Group had operating lease commitments to CSAHC in respect of lease payments for land and buildings of RMB320 million (2014: RMB207 million).

49 Employee benefits plan

(a) Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 13% to 21% (2014: 11% to 21%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes. The Group, at its sole discretion, had made certain welfare subsidy payments to these retirees.

In 2014, The Company and its major subsidiaries joined a new defined contribution retirement scheme ("Pension Scheme") that was implemented by CSAHC. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year's annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2015 was approximately RMB438,000,000.

(Expressed in Renminbi unless otherwise indicated)

49 Employee benefits plan (Continued)

(b) Housing benefits

The Group contributes on a monthly basis to housing funds organised by municipal and provincial governments based on certain percentages of the salaries of employees. The Group's liability in respect of these funds is limited to the contributions payable in each year.

In addition to the housing funds, certain employees of the Group are eligible to one of the following housing benefit schemes:

(i) Pursuant to a staff housing benefit scheme effective on September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy. An employee who leaves the Company prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee's house and to enforce repayment through the sale of the house in the event of default in repayment. Any remaining shortfall is charged to income statement. The amount was fully amortised in 2012.

(ii) The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to income statement.

(c) Share Appreciation Rights Scheme

On 30 November 2011, the Company's General Meeting approved the "H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" and "Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" ("the Scheme").

Under the Scheme, 24,660,000 units of SARs were granted to 118 employees of the Group at the exercise price of HKD3.92 per unit in December 2011. No shares will be issued under the Scheme and each SAR is notionally linked to one existing H share of the Company. Upon exercise of the SARs, a recipient will receive an amount of cash equal to the difference between the market share price of the relevant H share and the exercise price.

The SARs will have an exercise period of six years from the date of grant. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary of the date of grant, each one third of the SARs will become exercisable.

A dividend of RMB0.2 (equivalent to HKD0.25) (inclusive of applicable tax), a dividend of RMB0.05(equivalent to HKD0.06) (inclusive of applicable tax), a dividend of RMB0.04 (equivalent to HKD0.05) (inclusive of applicable tax) and a dividend of RMB0.04 (equivalent to HKD0.05) (inclusive of applicable tax) per share was approved by the Company's General Meeting on 31 May 2012, 18 June 2013, 26 June 2014 and 30 June 2015 respectively (Note 46(b)), therefore, the exercise price for the SARs was adjusted to HKD3.51 per share in accordance with the predetermined formula stipulated in the Scheme.

The fair value of the liability for SARs is measured using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into the model. As at 31 December 2015, 24,660,000 units of SARs granted by the Company have all expired and correspondingly, the liability for SARs was RMB0.

(Expressed in Renminbi unless otherwise indicated)

50 Supplementary information to the consolidated cash flow statement

Non-cash transactions-acquisition of aircraft

During the year ended 31 December 2015, aircraft acquired under finance leases amounted to RMB11,251 million (2014: RMB19,163 million).

51 Contingent liabilities

(a) The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc. However, to the knowledge of the Group, such properties and buildings lack adequate documentation evidencing CSAHC's rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group's right to use such properties and buildings.

In addition, as disclosed in notes 20 and 22, the Group is applying title certificates for certain of the Group's properties and land use rights certificates for certain properties and parcels of land. The Company is of the opinion that the use of and the conduct of operating activities at these properties and these parcels of land are not affected by the fact that the Group has not yet obtained the relevant certificates.

(b) The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB627 million (31 December 2014: RMB646 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2015, total personal bank loans of RMB454 million (31 December 2014: RMB486 million), under these guarantees, were drawn down from the banks. During the year, the Group paid RMB4 million (2014: RMB2 million) to the banks due to the default of payments of certain pilot trainees.

(c) The Company is engaged in International Court of Arbitration proceedings ("ICC arbitration proceedings") in London against a lessor SASOF TR-81 AVIATION IRELAND LIMITED, arising out of the redelivery of two Boeing 737 aircraft. The lessor has made various claims of approximately USD13 million in the arbitration proceedings relating to the redelivery condition of the aircraft, and the Company has counterclaimed against the lessor for the recovery of approximately USD9.8 million. The hearing in the ICC arbitration proceedings commenced in London on 7 March 2016, and will conclude on 19 April 2016, and the award of the Arbitral Tribunal is awaited. As of the date of this report, the Company cannot reasonably predict the result and potential financial impact of this pending arbitration, if any. Therefore, no additional provision has been made against this pending arbitration.

(d) With regard to the incident of the investigation on the Company's former chairman as a result of suspected sever violation of disciplines, management of the Company, including the internal audit of the Company, have carried out a robust assessment by taking into consideration the fact that the former chairman was a non-executive director and has not involved in the operation of the Company. Based on the work carried out, we have not identified any possible material misstatements of the financial statements caused by the incident.

(Expressed in Renminbi unless otherwise indicated)

52 Immediate and ultimate controlling party

As at 31 December 2015, the Directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAHC, a state-owned enterprise established in the PRC. CSAHC does not produce financial statements available for public use.

53 Subsequent events

(a) On 2 February 2016, the Company entered into the "Equity Transfer Agreement between China Southern Airlines Company Limited and China Southern Air Holding Company in relation to transfer of 100% equity interest in Southern Airlines (Group) Import and Export Trading Company" with CSAHC, the controlling shareholder of the Company, pursuant to which the Company agreed to acquire 100% equity interest in Southern Airlines (Group) Import and Export Trading Company at a consideration of RMB400,570,400.

(b) On 7 March 2016, the Group has completed the issuance of the 2016 Corporate Bonds (Frist Tranche) with nominal value of RMB5 billion for a term of three years and at nominal interest rate of 2.97%.

(c) On 8 March 2016, the Board approved that, Xiamen Airlines shall make an application to the National Association of Financial Market Institutional Investors for the registration and issuance of ultra-short-term financing bills with the aggregate maximum principal amount of RMB10 billion. The term of this issuance shall be no more than one year. The issuance of ultra-short-term financing is subject to the registration with the National Association of Financial Market Institutional Investors.

54 Balance sheet of the Company

	Note	31 December 2015 RMB million	31 December 2014 RMB million
Non-current assets			
Property, plant and equipment, net		**112,207**	105,495
Construction in progress		**11,704**	12,030
Lease prepayments		**1,310**	1,348
Investments in subsidiaries		**5,504**	3,549
Interest in associates		**513**	467
Interest in joint ventures		**482**	483
Other investments in equity securities		**100**	100
Aircraft operating lease deposits		**619**	600
Available-for-sale financial assets		**43**	40
Derivative financial instruments		**13**	–
Deferred tax assets		**1,331**	939
Other assets		**503**	478
		134,329	125,529
Current assets			
Inventories		**1,115**	1,179
Trade receivables		**2,162**	2,160
Other receivables		**2,620**	3,402
Cash and cash equivalents		**3,079**	10,060
Restricted bank deposits		**102**	93
Prepaid expenses and other current assets		**685**	606
Amounts due from related companies		**206**	3,463
		9,969	20,963
Current liabilities			
Borrowings		**24,028**	17,811
Current portion of obligations under finance lease		**5,349**	5,277
Trade payables		**466**	338
Sales in advance of carriage		**6,123**	5,413
Deferred revenue		**964**	1,072
Current income tax		**–**	220
Amounts due to subsidiaries and other related companies		**5,335**	3,171
Accrued expenses		**11,181**	10,024
Other liabilities		**3,445**	3,293
		56,891	46,619
Non-current liabilities			
Borrowings		**13,216**	30,844
Obligations under finance leases		**41,740**	38,357
Deferred revenue		**1,516**	1,525
Provision for major overhauls		**1,468**	1,184
Provision for early retirement benefits		**11**	23
Deferred benefits and gains		**742**	786
		58,693	72,719
Net assets		**28,714**	27,154
Capital and reserves			
Share capital		**9,818**	9,818
Reserves	55	**18,896**	17,336
Total equity		**28,714**	27,154

The balance sheet of the Company was approved by the Board of Directors on 30 March 2016 and was signed on its behalf.

Tan Wan Geng
Director

Zhang Zi Fang
Director

55 Reserve movement of the Company

	2015 RMB million	2014 RMB million
Share premium		
At 1 January and 31 December	**13,878**	13,878
Fair value reserve		
At 1 January	**22**	11
Change in fair value of available-for-sale equity securities	**2**	11
Change in fair value of derivative financial instruments	**10**	–
At 31 December	**34**	22
Statutory and discretionary surplus reserve		
At 1 January	**1,306**	1,169
Appropriations to reserves (Note (a))	**246**	137
At 31 December	**1,552**	1,306
Other reserve		
At 1 January and 31 December	**146**	146
Retained profits		
At 1 January	**1,984**	1,450
Profit for the year	**1,941**	1,064
Appropriations to reserves (Note(a))	**(246)**	(137)
Dividends approved in respect of the previous year	**(393)**	(393)
At 31 December	**3,286**	1,984
Total	**18,896**	17,336

(a) Appropriations to reserves

According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of dividend to shareholders and when there are retained profits at the end of the financial year.

Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

56 Benefits and interests of directors and supervisors

(a) Directors' and supervisors' emoluments

The remuneration of every director and supervisor for the year ended 31 December 2015 is set out below:

Emoluments paid or receivable in respect of a person's services as a director or supervisor, whether of the Company or its subsidiary undertaking:

Name	Directors' fees RMB'000	Salaries, wages and welfare RMB'000	Housing allowance RMB'000	Employer's contribution to a retirement benefit scheme RMB'000	Remunerations paid or receivable in respect of accepting office as director or supervisor RMB'000	Emoluments paid or receivable in respect of director's or supervisor's other services in connection with the management of the affairs of the Company or its subsidiary undertaking RMB'000	Total RMB'000
Non-executive directors							
Wang Quan Hua (Note (i) & (ii))	–	–	–	–	–	–	–
Yuan Xin An (Note (i))	–	–	–	–	–	–	–
Yang Li Hua (Note (i))	–	–	–	–	–	–	–
Executive directors							
Tan Wan Geng (Note (i))	–	–	–	–	–	–	–
Zhang Zi Fang (Note (i))	–	–	–	–	–	–	–
Li Shao Bin	–	636	–	137	–	–	773
Supervisors							
Pan Fu (Note (i))	–	–	–	–	–	–	–
Li Jia Shi	–	636	–	139	–	–	775
Zhang Wei (Note (i))	–	–	–	–	–	–	–
Yang Yi Hua	–	240	–	92	–	–	332
Wu De Ming	–	451	–	140	–	–	591
Independent non-executive directors							
Ning Xiang Dong	150	–	–	–	–	–	150
Liu Chang Le	150	–	–	–	–	–	150
Tan Jin Song	150	–	–	–	–	–	150
Wei Jin Cai (Note (iii))	75	–	–	–	–	–	75
Guo Wei (Note (iv))	75	–	–	–	–	–	75
Jiao Shu Ge (Note (iv))	75	–	–	–	–	–	75

56 Benefits and interests of directors and supervisors (Continued)

(a) Directors' and supervisors' emoluments (Continued)

For the year ended 31 December 2014 (Restated):

Emoluments paid or receivable in respect of a person's services as a director or supervisor, whether of the Company or its subsidiary undertaking

Name	Directors' fees RMB'000	Salaries, wages and welfare RMB'000	Housing allowance RMB'000	Employer's contribution to a retirement benefit scheme RMB'000	Remunerations paid or receivable in respect of accepting office as director or supervisor RMB'000	Emoluments paid or receivable in respect of director's or supervisor's other services in connection with the management of the affairs of the Company or its subsidiary undertaking RMB'000	Total RMB'000
Non-executive directors							
Wang Quan Hua (Note (i) & (ii))	–	–	–	–	–	–	–
Yuan Xin An (Note (i))	–	–	–	–	–	–	–
Yang Li Hua (Note (i))	–	–	–	–	–	–	–
Executive directors							
Tan Wan Geng (Note (i))	–	–	–	–	–	–	–
Zhang Zi Fang (Note (i))	–	–	–	–	–	–	–
Li Shao Bin	–	636	–	130	–	–	766
Supervisors							
Pan Fu (Note (i))	–	–	–	–	–	–	–
Li Jia Shi	–	636	–	132	–	–	768
Zhang Wei (Note (i))	–	–	–	–	–	–	–
Yang Yi Hua	–	294	–	140	–	–	434
Wu De Ming	–	367	–	140	–	–	507
Independent non-executive directors							
Wei Jin Cai (Note (iii))	150	–	–	–	–	–	150
Ning Xiang Dong	150	–	–	–	–	–	150
Liu Chang Le	150	–	–	–	–	–	150
Tan Jin Song	150	–	–	–	–	–	150

(Expressed in Renminbi unless otherwise indicated)

56 Benefits and interests of directors and supervisors (Continued)

(a) Directors' and supervisors' emoluments (continued)

Save as disclosed above, the Company's non-executive director, Mr. Si Xian Min resigned on 15 January 2016. For the year ended 31 December 2015 and 31 December 2014, Mr. Si Xian Min did not receive any remuneration for his service in the capacity of the non-executive director of the Company. He also held management positions in CSAHC and his salary were borne by CSAHC. The Company's executive director, Mr. Xu Jie Bo resigned on 5 January 2015. For the year ended 31 December 2014, Mr. Xu Jie Bo's total remuneration was RMB766 thousand, including salaries, wages and welfare of RMB636 thousand and retirement scheme of RMB130 thousand.

Notes:

(i) These directors or supervisors did not receive any remuneration for their services in the capacity of the directors or supervisors of the Company. They also held management positions in CSAHC and their salaries were borne by CSAHC.

(ii) Resigned on 25 March 2015.

(iii) Resigned on 30 June 2015.

(iv) Appointed on 30 June 2015.

(b) Directors' and supervisors' termination benefits

None of the directors and supervisors received or will receive any termination benefits for the year ended 31 December 2015 (2014: Nil).

(c) Consideration provided to third parties for making available directors' and supervisors' services

For the year ended 31 December 2015, the Group did not pay consideration to any third parties for making available directors' and supervisors' services (2014: Nil).

(d) Information about loans, quasi-loans and other dealings in favour of directors and supervisors, controlled bodies corporate by and connected entities with such directors and supervisors

As at 31 December 2015, there is no loans, quasi-loans and other dealing arrangements in favour of directors and supervisors, controlled bodies corporate by and connected entities with such directors and supervisors (2014: Nil).

(e) Directors' and supervisors' material interests in transactions, arrangements or contracts

No significant transactions, arrangements and contracts in relation to the Group's business to which the Company was a party and in which a director or supervisor of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year (2014: Nil).

Supplementary Financial Information

For the year ended 31 December 2015
(Prepared in accordance with PRC Accounting Standards)

Condensed Consolidated Income Statement

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under the PRC Accounting Standards.

	2015 RMB million	2014 RMB million
Revenue	**111,467**	108,313
Less: Cost of operation	**91,382**	95,151
Taxes and surcharges	**274**	188
Selling and distribution expenses	**7,081**	7,947
General and administrative expense	**2,754**	2,582
Finance expense, net	**7,826**	2,251
Impairment loss	**108**	205
Add: Investment income	**582**	416
Operating profit	**2,624**	405
Add: Non-operating income	**3,814**	2,822
Less: Non-operating expenses	**97**	132
Total profit	**6,341**	3,095
Less: Income tax	**1,355**	677
Net profit	**4,986**	2,418
Attribute to:		
– Equity shareholders of the Company	**3,851**	1,773
– Non-controlling interests	**1,135**	645
	4,986	2,418

Condensed Consolidated Balance Sheet

	31 December 2015 RMB million	31 December 2014 RMB million
Assets		
Total current assets	**14,418**	27,840
Long-term equity investment	**3,453**	2,937
Fixed assets and construction in progress	**162,010**	153,248
Intangible assets and other non-current assets	**4,945**	4,627
Derivative financial instruments	**13**	–
Deferred tax assets	**1,411**	1,045
Total assets	**186,250**	189,697
Liabilities and equity		
Current liabilities	**65,536**	54,086
Deferred tax liabilities	**938**	873
Other non-current liabilities	**70,203**	90,464
Total Liabilities	**136,677**	145,423
Equity shareholders of the Company	**38,966**	35,554
Non-controlling interests	**10,607**	8,720
Total equity	**49,573**	44,274
Total liabilities and equity	**186,250**	189,697

Reconciliation of Differences in Financial Statements Prepared Under Different GAAPs

(1) The effect of the differences between PRC GAAP and IFRSs on profit attributable to equity shareholders of the Company is analysed as follows:

	Note	2015 RMB million	2014 RMB million
Amounts under PRC GAAP		**3,851**	1,773
Adjustments:			
Government grants	(c)	**1**	1
Capitalisation of exchange difference of specific loans	(a)	**(222)**	(28)
Accumulated loss attributed to non-controlling interests of a subsidiary	(b)	**–**	23
Adjustments arising from an associate's business combination under common control	(d)	**(2)**	(2)
Tax impact of the above adjustments		**55**	9
Effect of the above adjustments on non-controlling interests		**53**	1
Amounts under IFRSs		**3,736**	1,777

(2) The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

	Note	2015 RMB million	2014 RMB million
Amounts under PRC GAAP		**38,966**	35,554
Adjustments:			
Capitalisation of exchange difference of specific loans	(a)	**101**	323
Government grants	(c)	**(30)**	(31)
Adjustment arising from an associate's business combination under common control	(d)	**4**	6
Tax impact of the above adjustments		**(24)**	(79)
Effect of the above adjustments on non– controlling interests		**28**	(25)
Amounts under IFRSs		**39,045**	35,748

Reconciliation of Differences in Financial Statements Prepared Under Different GAAPs (Continued)

Notes:

(a) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(b) For both PRC GAAP and IFRSs, from 1 January 2010, any losses incurred by a non-wholly owned subsidiary will be allocated between the controlling and non-controlling interests in proportion to their interests in that entity, even if this results in a deficit balance within consolidated equity being attributed to the non- controlling interests. Under PRC GAAP, this new accounting policy is being applied retrospectively with previous periods figures restated. Under IFRSs, this new accounting policy is being applied prospectively and therefore previous periods have not been restated.

(c) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

(d) In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. Accordingly, adjustments are made to make the associate's accounting policy of business combination under common control conform to the policy of the Company when the associate's financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs.

Five Year Summary

For the year ended 31 December 2015
(Prepared in accordance with International Financial Reporting Standards)

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under International Financial Reporting Standards.

Consolidated Income Statement Summary

	Year ended 31 December				
	2015 RMB million	**2014 RMB million**	**2013 RMB million**	**2012 RMB million**	**2011 RMB million**
Operating revenue	**111,652**	108,584	98,547	99,514	90,395
Operating expenses	**(101,492)**	(106,026)	(98,280)	(95,877)	(87,063)
Other net income	**3,278**	2,190	1,243	1,462	1,021
Operating profit	**13,438**	4,748	1,510	5,099	4,353
Interest income	**253**	376	307	235	179
Interest expense	**(2,188)**	(2,193)	(1,651)	(1,376)	(1,067)
Share of associates' results	**460**	261	294	317	456
Share of joint ventures' results	**108**	140	96	121	125
Exchange (loss)/gain, net	**(5,953)**	(292)	2,903	267	2,755
Other non-operating income	**–**	26	25	75	129
Profit before income tax	**6,118**	3,066	3,484	4,738	6,930
Income tax	**(1,300)**	(668)	(734)	(954)	(840)
Profit for the year	**4,818**	2,398	2,750	3,784	6,090
Profit attributable to:					
Equity shareholders of the Company	**3,736**	1,777	1,986	2,619	5,110
Non-controlling interests	**1,082**	621	764	1,165	980
Profit for the year	**4,818**	2,398	2,750	3,784	6,090
Earnings per share attributable to equity shareholders of the Company					
Basic and diluted	**RMB0.38**	RMB0.18	RMB0.20	RMB0.27	RMB0.52

Consolidated Statement of Financial Position Summary

	As at 31 December				
	2015 RMB million	**2014 RMB million**	**2013 RMB million**	**2012 RMB million**	**2011 RMB million**
Non-current assets	**171,876**	162,147	144,634	125,667	109,927
Net current liabilities	**51,422**	26,545	28,640	31,944	24,928
Non-current liabilities	**70,830**	91,109	73,543	53,989	47,222
Total equity attributable to equity shareholders of the Company	**39,045**	35,748	34,329	32,839	32,175
Non-controlling interests	**10,579**	8,745	8,122	6,895	5,602

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